Exhibit 99.109

ENERGY FUELS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, AUGUST 13, 2013

MANAGEMENT INFORMATION CIRCULAR
JULY 15, 2013

ENERGY FUELS INC.

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
TUESDAY, AUGUST 13, 2013

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that a special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada on Tuesday, August 13, 2013 at 2:00 pm (Toronto time) for the following purposes:

1.

to consider and, if thought advisable, pass an ordinary resolution authorizing the issuance of common shares of the Corporation pursuant to an arrangement between the Corporation and Strathmore Minerals Corp. (“Strathmore”), pursuant to which, among other things, the Corporation will indirectly acquire all of the issued and outstanding common shares of Strathmore (each a “Strathmore Common Share”) and all of the issued and outstanding restricted share units of Strathmore (each a “Strathmore RSU”) on the basis of 1.47 common shares of the Corporation (as currently constituted) (each, an “Existing EFI Share”) for each whole Strathmore Common Share or Strathmore RSU, and will issue to the holders of stock options exercisable to purchase Strathmore Common Shares (each a “Strathmore Option”), 1.47 stock options exercisable to purchase EFI Common Shares for each Strathmore Option held, on the same terms and conditions as the Strathmore Options, as more particularly described in the management information circular dated July 15, 2013 of the Corporation (the “Circular”);

2.

to consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of the Corporation providing that the Existing EFI Shares be consolidated on the basis of up to twenty (20) Existing EFI Shares for one (1) new common share in the capital of the Corporation, as more particularly described in the Circular; and

3.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CIBC Mellon Trust Company by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, no later than 5:00 p.m. (Toronto time) on August 9, 2013, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated this 15th day of July, 2013.

BY ORDER OF THE BOARD

(signed) “Stephen P. Antony”
Stephen P. Antony, President
and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR OF ENERGY FUELS INC.

TABLE OF CONTENTS

GLOSSARY OF TERMS	3
GENERAL INFORMATION	12
Information Concerning Strathmore Minerals Corp.	12
Cautionary Statement Regarding Forward-Looking Information and Statements	12
Notice to United States Shareholders	15
Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources	16
EFI DOCUMENTS INCORPORATED BY REFERENCE	16
STRATHMORE DOCUMENTS INCORPORATED BY REFERENCE	17
GENERAL PROXY INFORMATION	17
Appointment and Revocation of Proxies	17
Voting of Shares Represented by Management Proxies	18
Voting by Non-Registered Shareholders	18
Distribution of Meeting Materials to Non-Objecting Beneficial Owners	19
DISCLOSURE CONCERNING MINERAL PROJECTS	19
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	19
EXCHANGE RATES	20
INFORMATION CONTAINED IN THIS CIRCULAR	20
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	20
ACQUISITION OF STRATHMORE	21
Reasons for the Transaction	21
Background to the Acquisition	23
Recommendation of the EFI Board	24
Factors Considered by the EFI Board and Management	24
Fairness Opinion	25
The Acquisition – Securities Issuable by EFI	25
EFI Shareholder Approval	27
Strathmore Shareholder Approval and Court Approval	28
Dissent Rights	28
Material Agreements Relating to the Acquisition	28
RISK FACTORS	39
Risks of Proceeding with the Acquisition	39
Risks of Not Proceeding with the Acquisition	40
Risks Related to EFI Following the Acquisition	41
INFORMATION ABOUT ENERGY FUELS INC.	42
Overview and Corporate Structure	42
INFORMATION ABOUT STRATHMORE MINERALS CORP.	44
Overview and Corporate Structure	44
Business	45
Operations	46
Impairment of Strathmore’s Mineral Properties	52
Interest of Certain Persons in the Acquisition	52
Material Contracts	53
Dividends	53
Management’s Discussion and Analysis	53

Consolidated Capitalization and Options to Purchase Securities	53
Prior Sales	54
Price Range and Trading Volumes of the Strathmore Common Shares	54
Directors and Executive Officers	54
Indebtedness of Directors and Executive Officers	55
Legal Proceedings and Regulatory Actions	55
Auditors	56
INFORMATION ABOUT EFI AFTER GIVING EFFECT TO THE ACQUISITION	56
General	56
Business of EFI Post-Plan of Arrangement	56
Corporate Structure Following the Completion of the Plan of Arrangement	57
Pro Forma Financial Information	59
Authorized and Issued Share Capital	59
Principal Holders of Common Shares	61
SHARE CONSOLIDATION	61
Reasons for the Share Consolidation	62
Share Certificates	62
Risk Factors Associated with the Share Consolidation	63
Effects of the Share Consolidation on the EFI Common Shares	63
Procedure for Implementing the Share Consolidation	64
No Dissent Rights	64
U.S. Federal Income Tax Considerations	64
Share Consolidation Resolution	64
AUDIT COMMITTEE DISCLOSURE	64
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	64
INTERESTS OF EXPERTS	65
ADDITIONAL INFORMATION	65
DIRECTORS’ APPROVAL	66
CONSENT OF EXPERTS	67
SCHEDULE A – Arrangement Resolution	A - 1
SCHEDULE B – Arrangement Agreement	B - 1
SCHEDULE C – Fairness Opinion	C - 1
SCHEDULE D – Pro forma Financial Statements of EFI	D - 1
SCHEDULE E – Share Consolidation Resolution	E - 1

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Circular.

“Acquisition” means the indirect acquisition by EFI of all of the issued and outstanding Strathmore Common Shares, Strathmore RSUs and Strathmore Options pursuant to the Plan of Arrangement;

“Acquisition Proposal” means, with respect to a Party, any proposal or offer, or public announcement of an intention to make a proposal or offer, to such Party or its security holders from any Person or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions): (i) any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of such Party; (ii) any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of such Party or its subsidiaries representing 20% or more of the consolidated assets, revenues or earnings of such Party, and for clarity including Strathmore’s interest in any of the Roca Honda Project, the Gas Hills Project and/or the Copper King Project; (iii) any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in such Party or any of its subsidiaries representing 20% or more of the issued and outstanding equity or voting interests of such Party; and (iv) any arrangement whereby effective operating control of Strathmore is granted to another party;

“Advisor Engagement Letter” means the letter agreement between Haywood Securities, Dundee Securities and EFI dated March 13, 2013 pursuant to which Haywood Securities and Dundee Securities agreed to act as financial advisors to EFI.

“Amalco” means the entity formed upon the amalgamation of Strathmore and Subco pursuant to the Plan of Arrangement;

“Applicable Securities Laws” means Canadian Securities Laws as applicable in the circumstances;

“Arrangement Agreement” means the business combination agreement dated as of June 11, 2013 among EFI, Subco and Strathmore with respect to the Acquisition, and any amendment thereto or amendment and restatement thereof;

“Arrangement Resolution” means the resolution to be considered and, if thought fit, passed at the Meeting with respect to the Plan of Arrangement, the proposed form of which is attached as Schedule A to this Circular; “BCBCA” means the Business Corporations Act (British Columbia);

“Canadian Securities Authorities” means the Ontario Securities Commission, the British Columbia Securities Commission and the other securities regulatory authorities of the provinces and territories of Canada as applicable;

“Canadian Securities Laws” means the Securities Act (Ontario) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the provinces and territories of Canada and the published rules and policies of the TSX;

“Cancellation Consideration” means the aggregate number of EFI Common Shares as are issuable in satisfaction of 50% of the Strathmore Employment Termination Obligations that may become owing to certain Strathmore officers who have entered into Strathmore Employee Letter Agreements with Strathmore and EFI providing for the issuance of EFI Common Shares in satisfaction of 50% of such Strathmore Employment Termination Obligation as may become owing to such Strathmore officers;

“CFIUS” means the Committee on Foreign Investment in the United States;

“CFIUS Notice” means a notice with CFIUS under Section 721 of the U.S. Defense Production Act of 1950 and the regulations set forth in 31 C.F.R. Part 800, disclosing details regarding the transactions contemplated herein;

“Circular” means this management information circular of the Corporation, including the Notice of Meeting and all schedules attached hereto and all amendments thereof;

“Colorado Plateau Properties” means EFI’s uranium/vanadium properties, straddling the southwestern Colorado and southeastern Utah border, in addition to nearby exploration properties;

“Completion Fee” has the meaning set out under “Acquisition of Strathmore - Fairness Opinion” of this Circular;

“Consolidated EFI Shares” means the common shares in the capital of the Corporation after giving effect to the Share Consolidation;

“Copper King Project” means the mineral exploration project of Strathmore located in Laramie County, Wyoming comprised of Wyoming State Mining Leases, as described in the Strathmore AIF and the Copper King Technical Report;

“Copper King Technical Report” means the technical report dated August 24, 2012 entitled “Technical Report on the Copper King Project, Laramie County, Wyoming”, prepared for Strathmore by Paul Tietz, Certified Professional Geologist, and Neil Prenn, Registered Professional Engineer;

“Court” means the Supreme Court of British Columbia, Vancouver Registry;

“Dundee Securities” means Dundee Securities Ltd., a registered dealer which, along with Haywood Securities, is acting as financial advisor to EFI in connection with the Arrangement;

“Effective Date” means the date shown on the certificate of arrangement issued under the BCBCA giving effect to the Plan of Arrangement;

“Effective Time” means the time at which the Plan of Arrangement becomes effective, being 11:59 pm (Eastern Daylight Time) on the Effective Date;

“EFI” or the “Corporation” means Energy Fuels Inc., a corporation existing under the laws of Ontario;

“EFI Annual Financial Statements” means the consolidated annual financial statements of EFI as at and for the years ended September 30, 2012 and 2011, together with the notes thereto and the auditors’ report thereon;

“EFI Annual MD&A” means the management’s discussion and analysis of the financial condition and results of operations for EFI for the year ended September 30, 2012;

“EFI AGM Circular” means the management information circular of EFI dated January 25, 2013 in respect of the annual and special meeting of EFI held on March 6, 2013;

“EFI AIF” means the annual information form of EFI dated December 20, 2012 in respect of the year ended September 30, 2012;

“EFI Board” means the board of directors of EFI;

“EFI Common Shares” means, prior to the Share Consolidation becoming effective, the Existing EFI Shares, and after the Share Consolidation becomes effective, the Consolidated EFI Shares;

“EFI Consideration Securities” means the EFI Common Shares issuable (i) upon the exercise of any EFI Replacement Options issued pursuant to the Plan of Arrangement, and (ii) as Cancellation Consideration to certain officers of Strathmore pursuant to the Plan of Arrangement and the Strathmore Employee Letter Agreements;

“EFI Interim Financial Statements” means the unaudited interim consolidated financial statements of the financial condition and results of operations for EFI as at March 31, 2013 and for the three and six-month periods ended March 31, 2013;

“EFI Interim MD&A” means the management’s discussion and analysis of EFI as at March 31, 2013 and for the three and six-month periods ended March 31, 2013;

“EFI Option Plan” means the Energy Fuels Inc. 2013 Amended and Restated Stock Option Plan ratified by shareholders of EFI on March 6, 2013, and all predecessors of such plan;

“EFI Options” means the issued and outstanding options to acquire EFI Common Shares issued pursuant to the EFI Option Plan;

“EFI Payment Shares” means the EFI Common Shares issuable to Strathmore Shareholders and to holders of Strathmore RSUs pursuant to the Plan of Arrangement;

“EFI Replacement Option” means a fully vested option to purchase EFI Common Shares to be issued in exchange for Strathmore Options pursuant to the Plan of Arrangement;

“EFI Shareholder Approval” means the approval of the Arrangement Resolution by a majority of the votes cast by EFI Shareholders voting in person or by proxy at the Meeting;

“EFI Shareholders” means the holders of EFI Common Shares;

“EFI Subsidiaries” means the material subsidiaries of EFI, being Energy Fuels Holdings Corp., Energy Fuels Resources Corporation, Titan Uranium Inc., Uranium Power Corp., Energy Fuels Wyoming Inc., Magnum Uranium Corp., Magnum Minerals USA Corp., Colorado Plateau Partners LLC, EFR White Canyon Corp., EFR White Mesa LLC, EFR Arizona Strip LLC, EFR Henry Mountains LLC, EFR Colorado Plateau LLC, Energy Fuels Resources (USA) Inc., White Canyon Uranium Ltd., and Subco;

“eU3O8” refers to equivalent U3O8 grade derived by gamma logging of drill holes;

“Existing EFI Shares” means the issued and outstanding common shares in the capital of EFI as constituted on the date hereof (and, without limiting the generality of the foregoing, before giving effect to the Share Consolidation);

“Fairness Opinion” means the written fairness opinion from Haywood Securities dated June 11, 2013 delivered to the EFI Board in connection with the Acquisition, the full text of which is set out as Schedule C to this Circular;

“Final Order” means the order of the Court pursuant to Subsection 288 of the BCBCA approving the Plan of Arrangement;

“Gas Hills Project” means Strathmore’s mineral exploration project located in Fremont and Natrona Counties, Wyoming comprised of United States federal unpatented mining claims, Wyoming State mineral leases, private mineral leases, and surface rights, as described in the Strathmore AIF and the Gas Hills Uranium Technical Report;

“Gas Hills Uranium Technical Report” means the technical report dated March 22, 2013 entitled “Technical Report Update of Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA”, prepared for Strathmore Minerals Corp., prepared by Richard L. Nielson, Professional Geologist; Thomas C. Pool, Registered Professional Engineer; Robert L. Sandefur, Certified Professional Engineer; and Matthew P. Reilly, Professional Engineer;

“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency, domestic or foreign, (ii) any subdivision, agent, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Haywood Securities” means Haywood Securities Inc., a registered dealer which along with Dundee Securities is acting as financial advisor to EFI in connection with the Arrangement;

“Henry Mountains Complex” means EFI’s uranium properties, in south central Utah near the town of Ticaboo and other exploration properties held through EFR Henry Mountains LLC;

“IFRS” means the accounting standards and interpretations adopted by the International Accounting Standards Board, as amended from time to time;

“Interim Order” means the interim order of the Court to be applied for by Strathmore providing for, among other things, the calling and holding of the Strathmore Meeting;

“Juniper Ridge Project” means the mineral exploration project held by Strathmore located in the Poison Basin Uranium District of south-central Wyoming;

“Juniper Ridge Technical Report” means the technical report dated February 21, 2012 entitled “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA; 43-101 Mineral Resource Technical Report” and prepared by Douglas L. Beahm, P.E., P.G., Principal Engineer, of BRS Engineering, Riverton, Wyoming;

“KEPCO” means Korea Electric Power Corporation;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the TSX), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its subsidiaries or its or their business, undertaking, property or securities;

“Material Adverse Effect” and “Material Adverse Change” means, in respect of any Party, an effect on or change in facts, respectively, which either individually or in the aggregate, are or would reasonably be expected to be material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligation, capitalization, condition (financial or otherwise), operations or results of operations of that Party, taken as a whole, other than any change, effect, event or occurrence: (i) relating to the U.S., Canadian or global economy, political conditions or securities markets in general; (ii) affecting the worldwide uranium mining or uranium milling industries or nuclear power generation industry in general; (iii) resulting from changes in the price of uranium; (iv) relating to a change in the market trading price of shares of that Party, either: (A) related to the Arrangement Agreement and the Arrangement or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii) or (iii) above, or clause (v), below; or (v) relating to any generally applicable change in applicable laws (other than orders, judgments or decrees against such person, any of its subsidiaries) or in accounting principles or standards applicable to that person; provided, however, that the effect referred to in clause (i), (ii) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) the Party and its subsidiaries, taken as a whole, or disproportionately adversely affect the Party and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

“Meeting” means the special meeting of EFI Shareholders to be held on August 13, 2013, and any adjournment thereof;

“Mineral Reserve” means, in accordance with NI 43-101, the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined;

“Mineral Resource” means, in accordance with NI 43-101, a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material, including base or precious metals, coal and industrial minerals, in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations adopted by the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer adopted by the Canadian Securities Administrators;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices adopted by the Canadian Securities Administrators;

“Notice of Meeting” means the notice of the special meeting of EFI Shareholders delivered to EFI Shareholders forming part of this Circular;

“OBCA” means the Business Corporations Act (Ontario);

“OTC-QX” means the over-the-counter market of that name operated by OTC Markets Group Inc.;

“Outside Date” means September 30, 2013, or such later date as may be agreed to in writing by the Parties;

“Parties” means Strathmore, EFI and Subco, and “Party” means any one of them;

“Person” includes an individual, partnership, association, body corporate, trustee, executor; administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Piñon Ridge Mill” means EFI’s proposed Piñon Ridge Mill, which is located near Naturita, Colorado;

“Plan of Arrangement” or “Arrangement” means the arrangement under the provisions of Section 288 of the BCBCA on the terms and conditions set forth in the Arrangement Agreement and attached hereto as Schedule B;

“Potential Acquisition Proposal” means any inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal;

“Qualified Person” means, in accordance with NI 43-101, an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association;

 “Record Date” means the close of business on July 8, 2013, being the time for determining EFI Shareholders entitled to vote at the Meeting;

“Reno Creek Royalty” means the 5% gross production royalty in the Pine-Tree Reno Creek Properties previously held by Strathmore;

“Roca Honda J.V.” means Roca Honda Resources LLC Joint Venture, which is owned 60% by Strathmore and 40% by affiliates of Sumitomo Corporation of Japan;

“Roca Honda Preliminary Economic Analysis” means the preliminary economic analysis in respect of the Roca Honda Project included in the Roca Honda Project Technical Report;

“Roca Honda Project” means Strathmore’s Roca Honda uranium project located in McKinley County, New Mexico held in the Roca Honda J.V., and comprised of United States federal unpatented mining claims and New Mexico State mineral leases, as described in the Strathmore AIF and the Roca Honda Project Technical Report;

“Roca Honda Project Technical Report” means the technical report dated August 6, 2012 entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A.” prepared for Roca Honda Resources, LLC, by: Patti Nakai-Lajoie, Professional Geoscientist; Robert Michaud, Professional Engineer; Stuart E. Collins, Professional Engineer; and Roderick C. Smith, Professional Engineer;

“RPA” means Roscoe Postle Associates Inc., an independent geological consulting firm which prepared the Roca Honda Project Technical Report;

“SEDAR” means the System for Electronic Document Analysis and Retrieval located at www.sedar.com;

“Share Consolidation” means the proposed share consolidation of the Existing EFI Shares on the basis of the Share Consolidation Ratio, as described below under “Share Consolidation”;

“Share Consolidation Ratio” means the basis upon which the Existing EFI Shares will be consolidated into Consolidated EFI Shares, which, if the Share Consolidation Resolution is passed, shall be fixed by the EFI Board, provided that the Share Consolidation Ratio shall not be greater than twenty (20) Existing EFI Shares for one (1) Consolidated EFI Share;

“Share Consolidation Resolution” means the special resolution of the EFI Shareholders to be considered at the Meeting with respect to the Share Consolidation, the proposed form of which is attached as Schedule E to this Circular;

“Share Exchange Ratio” means the number of EFI Common Shares issuable pursuant to the Acquisition for each whole Strathmore Common Share or Strathmore RSU, being:

(i)	if the Share Consolidation does not become effective prior to the Effective Time, 1.47 Existing EFI Shares; or

(ii)	if the Share Consolidation becomes effective prior to the Effective Time, the number of Consolidated EFI Shares equal to 1.47 divided by the Share Consolidation Ratio;

“Sheep Mountain PFS” means the April 13, 2012 technical report prepared in accordance with NI 43-101 entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, U.S.A., Updated Preliminary Feasibility Study;

“Sheep Mountain Project” means the Corporation’s Sheep Mountain uranium exploration project located near Jeffrey City, Wyoming, which includes a proposed open pit mine, an underground mine, and the operation of a uranium processing facility utilizing heap leach recovery;

“Strathmore” means Strathmore Minerals Corp., a corporation incorporated under the laws of British Columbia;

“Strathmore AGM Circular” means the management information circular of Strathmore dated May 28, 2013 in respect of the annual general meeting of Strathmore held on June 27, 2013;

“Strathmore AIF” means the annual information form of Strathmore dated March 27, 2013 in respect of the year ended December 31, 2012;

“Strathmore Annual Financial Statements” means the Strathmore consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information;

“Strathmore Annual MD&A” means the Strathmore management’s discussion and analysis for the year ended December 31, 2012;

“Strathmore Board” means the board of directors of Strathmore;

“Strathmore Circular” means the management information circular of Strathmore to be distributed by Strathmore to Strathmore Shareholders in connection with the Strathmore Meeting;

“Strathmore Common Shares” means the issued and outstanding common shares of Strathmore as constituted on the date hereof;

“Strathmore Disclosure Documents” means, collectively, the Strathmore AIF, the Strathmore Material Change Reports, the Strathmore Annual Financial Statements, the Strathmore Annual MD&A, the Strathmore Interim Financial Statements and the Strathmore Interim MD&A (which documents are available electronically under Strathmore’s profile on SEDAR at www.sedar.com);

“Strathmore Employee Letter Agreements” means the letter agreements among Strathmore, EFI and seven senior officers of Strathmore providing for the issuance of the Cancellation Consideration in satisfaction of 50% of the Employment Termination Obligations that may be owing to such Strathmore officers in the event that their employment is terminated within six months after the Effective Date;

“Strathmore Employment Termination Obligations” means the financial obligations which may become owing to certain former officers and employees of Strathmore in the event of the Termination (as defined in the Strathmore Employment Termination Policy) of such former officers or employees within six months after the Effective Time;

“Strathmore Employment Termination Policy” means the Strathmore Group Employment Termination Policy Effective as of and from January 1, 2009;

“Strathmore Interim Financial Statements” means the unaudited interim consolidated financial statements of the financial condition and results of operations for Strathmore as at March 31, 2013 and for the three month period ended March 31, 2013;

“Strathmore Interim MD&A” means the Strathmore management’s discussion and analysis for the three month period ended March 31, 2013;

“Strathmore Material Change Reports” means, collectively, the material change reports of Strathmore dated May 29, 2013 and June 13, 2013;

“Strathmore Meeting” means the special meeting of Strathmore Shareholders to be held to consider and, if thought fit, approve the Strathmore Resolution, which special meeting is expected to be held on August 20, 2013;

“Strathmore Options” means the issued and outstanding options to acquire Strathmore Common Shares issued pursuant to the Strathmore Option Plan;

“Strathmore Option Plan” means Strathmore’s stock option plan as approved by the Strathmore Board and ratified by the Strathmore Shareholders on June 25, 2012;

“Strathmore Optionholders” means the holders of Strathmore Options;

“Strathmore Properties” means all of Strathmore’s and Strathmore Subsidiaries’ mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights) as set out in the Strathmore Disclosure Documents;

“Strathmore Resolution” means the special resolution of the Strathmore Shareholders to be considered at the Strathmore Meeting with respect to the Plan of Arrangement;

“Strathmore RSU” means a restricted share unit granted by Strathmore and outstanding as at the Effective Time;

“Strathmore RSU Holders” at any time means the holders of Strathmore RSUs;

“Strathmore Shareholder Approval” means the approval of the Strathmore Resolution by not less than two-thirds of the votes cast by Strathmore Shareholders voting in person or by proxy at the Strathmore Meeting;

“Strathmore Shareholders” means the holders of Strathmore Common Shares;

“Strathmore Subsidiaries” means Strathmore Resources (US) Ltd., Roca Honda Resources, LLC, Saratoga Gold Company Ltd., and Wyoming Gold Mining Company, Inc.;

“Strathmore Technical Reports” means, collectively, the Roca Honda Project Technical Report, the Gas Hills Uranium Technical Report, the Copper King Technical Report and the Juniper Ridge Technical Report;

“Subco” means 0971890 B.C. Ltd., a corporation incorporated under the laws of British Columbia;

“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after June 11, 2013 that the Strathmore Board determines in good faith after consultation with its legal and financial advisors: (i) is made to Strathmore or all the Strathmore Shareholders and in compliance with Applicable Securities Laws, and is made for all or substantially all of the assets of Strathmore or all Strathmore Common Shares not owned by the person making the Acquisition Proposal; (ii) if the consideration under such Acquisition Proposal includes cash, arrangements have been made that would, if such Acquisition Proposal were a take-over bid or issuer bid, satisfy the requirements of Section 2.27 of Multilateral Instrument 62-104 –Takeover Bids and Issuer Bids; (iii) if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction financially superior for Strathmore and its security holders than the transaction contemplated by the Arrangement Agreement, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Strathmore Board); (iv) is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; (v) is not subject to approval by the board of directors or the equivalent of the third party, is not subject to the third party receiving a fairness opinion or similar evaluation, and is not subject to a due diligence condition; and (vi) that the taking of action in respect of such Acquisition Proposal is necessary for the Strathmore Board in the discharge of its fiduciary duties under applicable Laws;

“Support Agreements” means the support agreements between Strathmore and each director and senior officer of EFI, pursuant to which each such person has agreed to vote their EFI Common Shares in favour of the Arrangement Resolution; “Support Agreement” also includes a proposed similar agreement between Strathmore and KEPCO, the execution of which is conditional upon approval by the board of directors of KEPCO;

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Laws” means all applicable U.S. federal and state securities laws and regulations, including, without limitation, the 1933 Act, the 1934 Act and the rules and regulations promulgated from time to time thereunder;

“U3O8” means triuranium octoxide;

“White Mesa Mill” means the White Mesa mill, a 2,000 ton per day uranium and vanadium processing facility located near Blanding, Utah;

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.

GENERAL INFORMATION

The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the special meeting of EFI Shareholders to be held at the office of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario on Tuesday August 13, 2013 at 2:00 p.m. (Toronto time), and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of EFI. The solicitation of proxies by this Circular is being made by or on behalf of the management of EFI. The total cost of the solicitation will be borne by EFI.

Unless otherwise noted, all information contained in this Circular is as of July 15, 2013.

Information Concerning Strathmore Minerals Corp.

Certain information in this Circular pertaining to Strathmore, including but not limited to, information pertaining to Strathmore under “Acquisition of Strathmore” and “Information about Strathmore Minerals Corp.”, as well as the Strathmore Disclosure Documents and the Strathmore Technical Reports, has been furnished by Strathmore or is derived from information provided by Strathmore. Although EFI does not have any knowledge that would indicate that such information is untrue or incomplete, neither EFI nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Strathmore to disclose events or information that may affect the completeness or accuracy of such information. In the Arrangement Agreement, Strathmore has covenanted to EFI that, to the best of its knowledge, the information concerning Strathmore, the Strathmore Subsidiaries and Strathmore Properties provided by Strathmore for inclusion in this Circular does not contain a material misrepresentation.

Cautionary Statement Regarding Forward-Looking Information and Statements

This Circular contains or incorporates by reference forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation and U.S. Securities Laws. These statements relate to future events or the future activities or future performance of EFI and Strathmore. All statements, other than statements of historical fact, are forward-looking statements. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may”, “postulate”, “plans” and similar expressions, or which by their nature refer to future events. These forward-looking statements include, but are not limited to, statements concerning:

  EFI’s strategies and objectives, both generally and specifically in respect of Strathmore, the Strathmore Properties and the Strathmore Subsidiaries;

  the estimates of EFI’s Mineral Reserves and Mineral Resources;

  estimates regarding EFI’s uranium and vanadium production levels and sales volumes;

  EFI’s capital expenditure program, estimated production costs, exploration and development expenditures and reclamation costs;

  expectations of market prices and costs;

  supply and demand for uranium and vanadium;

  possible impacts of litigation and regulatory actions on EFI;

  exploration, development and expansion plans and objectives;

  EFI’s expectations regarding additions to its Mineral Reserves and resources through acquisitions and development;

  receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes;

  Strathmore’s estimates of the quality and quantity of the Mineral Resources at the Strathmore Properties;

  EFI’s future cash requirements;

  general business, market and economic conditions;

  the receipt of the Final Order; and

  information about Strathmore, the Plan of Arrangement, including but not limited to, EFI’s business, operations and financial performance following completion of the Acquisition and Plan of Arrangement.

Although EFI believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward-looking statements are risks and uncertainties beyond EFI’s ability to predict or control, including, but not limited to, risks related to EFI’s ability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products EFI may produce or plan to produce, EFI’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified under “Risk Factors” in this Circular, the EFI AIF and the Strathmore AIF.

EFI cautions investors that any forward-looking statements by EFI are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward-looking statements contained or incorporated by reference in this Circular. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the market, level and volatility of the price of commodities in general, and uranium and vanadium in particular;

  conditions in the financial markets generally, and in particular the effect of those market conditions on the ability of EFI to obtain financing to carry out its plans;

  general business and economic conditions;

  the completion of the Plan of Arrangement and Acquisition;

  the completion of the Share Consolidation;

  global financial conditions;

  volatility in market prices for uranium and vanadium;

  the market price of EFI’s securities;

  ability to access capital;

  changes in foreign currency exchange rates and interest rates;

  uncertainties and liabilities inherent in mining and milling operations;

  uncertainties associated with estimating Mineral Reserves, resources and production;

  uncertainty as to reclamation and decommissioning liabilities;

  failure to obtain industry partner, government and other third party consents and approvals, when required;

  delays in obtaining permits and licenses for development properties;

  competition for, among other things, capital, acquisitions of Mineral Reserves, undeveloped lands and skilled personnel;

  public resistance to nuclear energy or uranium mining;

  uranium industry competition and international trade restrictions;

  incorrect assessments of the value of acquisitions;

  property title risk;

  EFI’s ability to attract and retain key staff;

  the accuracy of EFI’s and Strathmore’s reserve and resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at the mineral properties currently held by EFI and Strathmore;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at the mineral properties currently held by EFI as well as the mineral properties forming part of the Strathmore Properties, and EFI’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of EFI with the underlying optionors and/or lessors of its mineral properties and the applicable regulatory agencies; and

  the other factors discussed under “Risk Factors” in the EFI AIF and the Strathmore AIF.

In addition, forward-looking information and pro forma information contained or incorporated by reference herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Plan of Arrangement, the Share Consolidation and the business and operations of EFI following the Plan of Arrangement and the Share Consolidation. Pro forma information contained herein is based on the assumption that the Plan of Arrangement, will be completed. Other assumptions include, but are not limited to, the ability of EFI following the Acquisition and the Share Consolidation to realize the enhanced growth opportunities and synergies currently anticipated, in particular with respect to the White Mesa Mill and the Roca Honda Project, and with respect to the Gas Hills Project and the Sheep Mountain Project. Risks include the risks that the conditions to completion of the Plan of Arrangement will not be satisfied or waived, that the Arrangement Agreement may be terminated, that upon completion of the Plan of Arrangement the market value of EFI Common Shares will be different from the value at the time the Arrangement Agreement was agreed, and other risks discussed in this Circular and the EFI AIF. Although EFI has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements and pro forma information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.

All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements. These forward-looking statements are made as of the date hereof, and EFI does not intend and does not assume any obligation, to update these forward-looking statements, except as required by Applicable Securities Law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Notice to United States Shareholders

THE EFI COMMON SHARES TO BE ISSUED PURSUANT TO THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT OR THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The EFI Common Shares to be issued pursuant to the Plan of Arrangement have not been registered under the 1933 Act or applicable state securities laws and are being issued in reliance on the exemption from registration under the 1933 Act set forth in Section 3(a)(10) thereof and in reliance on exemptions from registration under applicable state securities laws. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Plan of Arrangement will be considered. Strathmore expects to make application to the Court for the Interim Order on July 18, 2013. If the Interim Order is issued, and the Strathmore Resolution is approved at the Strathmore Meeting, a hearing on the Plan of Arrangement is expected to be held on a date to be specified in the Interim Order.

EFI and Strathmore are corporations existing under the laws of the Province of Ontario, and British Columbia Canada, respectively. The solicitation of proxies and the transactions contemplated in this Circular involve securities of Canadian issuers and are being effected in accordance with Canadian corporate and securities laws. The solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, this Circular has been prepared solely in accordance with applicable Canadian disclosure requirements. Shareholders in the United States should be aware that such requirements differ from such requirements under U.S. Securities Laws relating to United States companies.

The financial statements and pro forma and historical financial information included or incorporated by reference herein have been prepared in accordance with IFRS and are subject to auditing and auditor independence standards in Canada, which differ from U.S. generally accepted accounting principles and auditing and auditor independence standards in the U.S. in certain material respects, and thus may not be comparable to financial statements of U.S. companies. The financial statements of both EFI and Strathmore are prepared in accordance with IFRS. Likewise, information concerning the properties and operations of EFI and Strathmore has been prepared in accordance with Canadian disclosure standards under applicable Canadian Securities Laws, which are not comparable to disclosure standards promulgated by the SEC under the 1933 Act and the 1934 Act. In particular, the information regarding Mineral Reserves and resources contained in this Circular was prepared pursuant to NI 43-101. Information regarding Mineral Reserves and resources included or contained herein is not comparable to similar information that would be disclosed by a U.S. company in its filings with the SEC. See “Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources”.

Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources

Information concerning the mineral properties of EFI and Strathmore included or incorporated by reference herein has been prepared in accordance with the requirements of Canadian Securities Laws, which differ in material respects from the requirements of U.S. Securities Laws applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of “reserve”. In accordance with NI 43-101, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular or in the documents incorporated by reference in this Circular are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010, as amended. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by NI 43-101, the SEC does not recognize them. Shareholders who are U.S. persons are cautioned that, except for that portion of the Mineral Resources classified as Mineral Reserves, Mineral Resources do not have demonstrated economic value. Inferred Mineral Resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian Securities Laws, estimates of Inferred Mineral Resources may not form the basis of an economic analysis, except under certain prescribed circumstances. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Therefore, shareholders are cautioned not to assume that all or any part of an Inferred Mineral Resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, shareholders are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be upgraded to Mineral Reserves.

EFI DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by EFI with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Circular on the basis set forth under “Information About Energy Fuels Inc.”:

  the EFI AIF;

  the EFI material change reports dated June 19, 2013 and June 21, 2013;

  the EFI Annual Financial Statements;

  the EFI Annual MD&A;

  the EFI Interim Financial Statements;

  the EFI Interim MD&A; and

  the EFI AGM Circular

All material change reports (other than confidential reports), audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by EFI with the Canadian Securities Authorities on SEDAR at www.sedar.com after the date of this Circular and before the EFI Meeting are deemed to be incorporated by reference into this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constitutes a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

STRATHMORE DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Strathmore with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Circular on the basis set forth under “Information About Strathmore Minerals Corp.”:

  the Strathmore AIF;

  the Strathmore Material Change Reports;

  the Strathmore Annual Financial Statements;

  the Strathmore Annual MD&A;

  the Strathmore Interim Financial Statements;

  the Strathmore Interim MD&A; and

  the Strathmore AGM Circular

All material change reports (other than confidential reports), audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by Strathmore with the Canadian Securities Authorities on SEDAR at www.sedar.com after the date of this Circular and before the EFI Meeting are deemed to be incorporated by reference into this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constitutes a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Circular are officers and/or directors of EFI.

An EFI Shareholder has the right to appoint a person other than the persons specified in such form of proxy and who need not be an EFI Shareholder to attend and act for and on behalf of the EFI Shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the proxy, inserting the name of the person to be appointed in the blank space provided in the proxy, signing the proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

An EFI Shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by the EFI Shareholder or its attorney authorized in writing, deposited at the registered office of EFI, or at the offices of CIBC Mellon Trust Company by mail at c/o Cover-All, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, up to 5:00 p.m. (Toronto time) on August 9, 2013, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned, or in any other manner permitted by law.

Voting of Shares Represented by Management Proxies

The persons named in the enclosed form of proxy will vote the EFI Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such shares will be voted in favour of each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of EFI knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxy holder.

Voting by Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, EFI Common Shares owned by a person (a “non-registered owner”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered owner deals with in respect of the EFI Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, EFI has distributed copies of the Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the “Meeting Materials”) (i) directly to non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own (“NOBOs”), and (ii) to the clearing agencies and Intermediaries for onward distribution to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information (“OBOs”).

Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the OBO but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the OBO who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b)

be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically the non-registered owner will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered owner must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the EFI Common Shares they beneficially own. Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner’s name in the blank space provided. Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Distribution of Meeting Materials to Non-Objecting Beneficial Owners

These Meeting Materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and EFI or its agent has sent these materials directly to you, your name and address and information about your holdings of EFI Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, EFI (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

DISCLOSURE CONCERNING MINERAL PROJECTS

The discussion of mineral deposit classifications in this Circular adheres to the resource/reserve definitions and classification criteria in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. Estimated mineral deposits fall into two broad categories dependent on whether the economic viability of them has been established: “Mineral Resources” (economic viability not established) and “Mineral Reserves” (viable economic production is feasible). Mineral Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are Inferred Resource, Indicated Resource and Measured Resource. Reserves are similarly sub-divided by order of confidence into Probable (lowest) and Proven (highest).

There are references in this Circular to conventional milling and conventional production of uranium. Conventional milling is one of the two primary recovery methods that are currently used in the U.S. to extract uranium from mined ore. A conventional uranium mill extracts uranium from mined ore. The ore is crushed and then exposed to sulfuric acid or an alkaline solution as a leaching agent in a closed process.

The typical conventional mill produces U3O8 in the form of yellowcake. The other primary recovery method used to extract uranium is called in situ recovery. In the in situ recovery process, injection wells pump a chemical solution underground into the layer of earth containing uranium ore. The solution dissolves the uranium from the deposit in the ground, and is then pumped back to the surface through recovery wells and sent to a processing plant to be converted into uranium yellowcake. All of EFI’s uranium is produced utilizing conventional mining and milling.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “Cdn$” in this Circular refer to Canadian dollars and all reference herein to “US$” in this Circular refer to U.S. dollars. EFI’s financial statements that are incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with IFRS. Strathmore’s financial statements are reported in Canadian dollars and are prepared in accordance with IFRS.

EXCHANGE RATES

The following table sets forth (i) the noon rates of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar, in effect at the end of the period indicated, and (ii) the high and low noon rates of exchange during such periods, in each case based on the rates of exchange as quoted by the Bank of Canada.

Canadian Dollar per U.S. dollar	January 1, 2013 – July 12, 2013	Year ended December 31,
		2012	2011	2010
Noon rate at end of period	1.0392	0.9949	1.0170	0.9946
High noon rate for period	1.0576	1.0418	1.0604	1.0778
Low noon rate for period	0.9839	0.9710	0.9449	0.9946

On May 23, 2013, the last trading day before the announcement of the Arrangement, the rate of exchange was US$1.00 equals Cdn$1.031, based on the noon rate of exchange as quoted by the Bank of Canada. On July 12, 2013, the rate of exchange was US$1.00 equals Cdn$1.0392 based on the noon rate of exchange as quoted by the Bank of Canada.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at July 15, 2013, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Acquisition or Plan of Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by EFI or Strathmore.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice, and Strathmore Shareholders are urged to consult their own professional advisors in connection therewith. Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents. EFI Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com. The Arrangement Agreement (excluding property schedules) and Plan of Arrangement (excluding the Articles of Amalco) is appended hereto as Schedule B.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of EFI consists of an unlimited number of Existing EFI Shares, an unlimited number of Preferred Shares issuable in series, and an unlimited number of Series A Preferred Shares. As of the Record Date, being the close of business on July 8, 2013, the Corporation had issued and outstanding 753,532,149 Existing EFI Shares and nil Preferred Shares. EFI made a list of all persons who are registered holders of Existing EFI Shares as of the Record Date, being the close of business on July 8, 2013, and the number of Existing EFI Shares registered in the name of each person on that date. Each EFI Shareholder as of the Record Date is entitled to one vote for each Existing EFI Share registered in his or her name as it appears on the list on all matters which come before the Meeting, except to the extent that such holder has transferred any such shares after the Record Date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and senior officers of EFI, as of the Record Date no person or company beneficially owns, directly or indirectly, or controls securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of EFI entitled to be voted at the Meeting:

ACQUISITION OF STRATHMORE

At the Meeting, EFI Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution attached as Schedule A to this Circular, to approve the Acquisition of Strathmore under the BCBCA pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement.

In order to complete the Acquisition, the Arrangement Resolution must be approved by the affirmative vote of a simple majority of the votes cast by EFI Shareholders at the Meeting. Unless otherwise directed, it is EFI management’s intention to vote for the Arrangement Resolution. If you do not specify how you want your Existing EFI Shares voted, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting in favour of the Arrangement Resolution. Reasons for the Transaction

EFI is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. EFI operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. See “Information about EFI” below.

Strathmore is a Canadian-based resource company specializing in the strategic acquisition, exploration and development of mineral properties in the United States. Headquartered in Vancouver, British Columbia with a branch administrative office in Kelowna, Strathmore also has U.S.-based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. See “Information about Strathmore” below. Management of EFI believes the Acquisition will position the newly combined EFI as the premier pure-play U.S. uranium company, supported by significant current uranium production of 1.175 million lbs. for its current fiscal year, as well as a robust pipeline of development projects. The U.S. remains the largest consumer of uranium globally, yet it is heavily reliant on imported uranium for over 90% of its supply requirements. EFI is well-positioned as a large, reliable source of uranium supply within the U.S.

The Acquisition is consistent with EFI’s corporate strategy and significantly strengthens EFI’s long-term production profile throughout the Colorado Plateau region of the southwest U.S. and in Wyoming. Management of EFI further believes the Acquisition will result in significant value creation for the shareholders of both companies through numerous potential synergies. EFI’s White Mesa Mill is the only operating uranium mill in the U.S., centrally-located to service the Colorado Plateau and Arizona Strip regions, which include numerous uranium projects in Arizona, New Mexico, Colorado and Utah owned by Energy Fuels, Strathmore, and others. Strathmore’s advanced stage Roca Honda uranium project in New Mexico is one of the largest and highest-grade uranium projects in the U.S. with an NI 43-101 compliant resource estimate. See “Information about Strathmore Minerals Corp. – Operations - Roca Honda Project, New Mexico” below.

According to the Roca Honda Project Technical Report, which includes the Roca Honda Preliminary Economic Analysis, the base case evaluation shows attractive project economics, including a Net Present Value of US$220 million (using an 8% discount rate and $75/lb. uranium price), a nine year mine life, $24/lb. operating cost, and production of 2.6 million lbs. of U3O8 per year. In March 2013, the U.S. Forest Service published a draft Environmental Impact Statement on the Roca Honda Project.

The recently completed Roca Honda Preliminary Economic Analysis assumed that a new uranium mill would be built in New Mexico to process uranium from Roca Honda. Given that Roca Honda is located within transport distance of EFI’s White Mesa Mill, the Acquisition may provide the option to process Roca Honda uranium at the White Mesa Mill rather than at a newly constructed mill. This could result in significant savings on development capital expenditures and reduce Roca Honda’s permitting timeline and cost. Based upon certain forecasts contained within the Roca Honda Preliminary Economic Analysis, as well as previous experience in conventional ore processing at the White Mesa Mill, EFI believes there is the potential for Roca Honda to be the largest and one of the lowest cost mines in the EFI asset portfolio.

EFI cautions that the Roca Honda Preliminary Economic Analysis is preliminary in nature and includes Inferred Mineral Resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that the Roca Honda Preliminary Economic Analysis will be realized.

EFI’s Sheep Mountain Project is a large conventional uranium project in Wyoming which EFI is developing as a stand-alone production center. Strathmore currently owns various mining claims that are contiguous with Sheep Mountain. By combining the claims, it is expected that the design of Sheep Mountain can be modified to take advantage of the additional area provided by such contiguous claims, thereby simplifying permitting and design and lowering Sheep Mountain’s development capital expenditures and ongoing operating expenses. The Sheep Mountain PFS estimates that the project has 12.9 million tons of Indicated Mineral Resources containing 30.2 million lbs. eU3O8 with an average grade of 0.12% e U3O8. Included in the above Sheep Mountain Indicated Resources are 7.4 million tons of Probable Mineral Reserves containing 18.4 million lbs. eU3O8 with an average grade of 0.123% eU3O8.

Strathmore’s Gas Hills Project is located only 28 miles from the Sheep Mountain Project. The Gas Hills Project is currently being developed by Strathmore pursuant to a phased joint venture agreement with KEPCO. According to the Gas Hills Uranium Technical Report, Strathmore established a substantial increase in uranium resource estimates from the previous July 2012 report, including 2,300,000 tons of Indicated Mineral Resources containing 5,400,000 lbs. of eU3O8 with an average grade of 0.13% eU3O8. In addition, the Gas Hills Uranium Technical Report estimates that the Gas Hills Project contains 3,900,000 tons of Inferred Mineral Resources containing 5,500,000 lbs. of eU3O8 with an average grade of 0.07% eU3O8. Under its joint venture agreement with Strathmore, KEPCO has the option to earn-in up to a 40% interest in the Gas Hills Project by spending US$32 million over three years beginning in 2013. EFI believes that significant synergies could exist between the Sheep Mountain Project and Gas Hills Project which could be realized through combining the two projects, including: (i) evaluating opportunities that could result in significant savings on co-development capital expenditures by, for example, utilizing a common precipitation, filtering, drying and packaging plant circuit for uranium recovery from each project’s heap leach process solutions; (ii) targeting a larger combined annual production profile in excess of the 1.5 million pounds U3O8 currently outlined in the Sheep Mountain PFS; (iii) applying the Sheep Mountain Project permitting and design work to accelerate the Gas Hills Project development timeline; (iv) evaluating general and administrative expense savings in areas including payroll, purchasing, environmental compliance, engineering, surveying and geologists, land management and safety; and (v) considering capital cost savings by utilizing common equipment fleets.

Strathmore’s Juniper Ridge Project in Wyoming is located approximately 92 miles from the Sheep Mountain Project. EFI is currently evaluating the opportunity to potentially develop the Juniper Ridge Project as part of a larger regional project with the Sheep Mountain Project and/or the Gas Hills Project.

KEPCO is the largest electric utility in South Korea, responsible for the generation, transmission and distribution of electricity and the development of electric power projects. KEPCO is responsible for 93% of South Korea's electricity generation. The South Korean government owns a 51% equity interest in KEPCO. KEPCO is understood to be the largest shareholder of both EFI and Strathmore, owning 8.5% and 11.7% respectively. An affiliate of KEPCO is expected to be EFI’s largest uranium customer during EFI’s fiscal year 2013. In addition, KEPCO is currently Strathmore’s partner at the Gas Hills Project. EFI expects that, subject to approval by the KEPCO board of directors, KEPCO will enter into a support agreement with both EFI and Strathmore to, amongst other things, vote their common shares of each company in favour of the Acquisition. Based on each company’s common shares currently outstanding, following the closing of the Acquisition KEPCO will own 9.1% of EFI Common Shares. In addition, following the closing of the Acquisition, EFI will appoint a director, nominated by KEPCO, to join EFI’s Board of Directors.

In addition to the aforementioned Strathmore assets, which EFI believes are synergistic with its existing portfolio, Strathmore owns a number of other property assets and royalties, which, in the opinion of EFI, enhance the overall value of the Acquisition. These assets include a number of additional uranium properties, as well as the Copper King Project. After closing of the Acquisition, EFI intends to complete a thorough evaluation of these assets to determine how best to enhance shareholder value.

Background to the Acquisition

In November 2012, Graham Moylan, EFI’s Chief Financial Officer, contacted Dundee Securities and Haywood Securities to express initial interest in the potential acquisition of Strathmore by EFI and to discuss the related financial advisory mandate for each. At Mr. Moylan’s request, Dundee Securities arranged for David Miller, Strathmore’s Chief Executive Officer and Steven Khan, Strathmore’s President and Chairman, to meet with Mr. Moylan in Toronto later that month. During the meeting, Mr. Moylan outlined his preliminary views on the various potential synergies between the companies and requested that Mr. Miller and Mr. Khan further consider and evaluate a transaction whereby EFI would acquire Strathmore. Messrs. Miller and Khan considered the potential benefits to Strathmore and its shareholders, including the potential synergies, and believed it warranted serious further consideration by Strathmore. As a result, on December 10, 2012, Mr. Miller and Mr. Khan met with Mr. Steve Antony, EFI’s Chief Executive Officer, to further discuss the potential transaction and related synergies. These discussions were positive, and both companies saw a strong rationale for the Acquisition based on the potential synergies. As a result, the two companies entered into a confidentiality agreement on December 19, 2012 and both parties commenced their respective preliminary due diligence reviews.

On December 21, 2012 EFR submitted to STM a draft non-binding letter of intent (an “LOI”) that outlined the terms on which EFI was prepared to consider the potential acquisition of Strathmore. Although the parties could initially not agree on the terms, discussions continued. On February 1, 2013 a revised LOI was submitted by EFI to Strathmore. After further discussions and negotiations on certain elements of the LOI, it was signed on February 13, 2013. Included in the LOI was the requirement for Strathmore to negotiate exclusively with EFI during the 60-day term of the LOI. Following execution of the LOI, both parties commenced comprehensive due diligence and evaluation of the synergies as well as drafting and negotiation of the Arrangement Agreement.

On March 13, 2013 EFI retained Dundee Securities and Haywood Securities as its joint financial advisors in connection with the Acquisition. In addition to providing financial advisory services related to the Acquisition, Haywood Securities was also retained to provide the Fairness Opinion.

On May 24, 2013, the parties entered into a binding letter of intent, and a joint press release was issued. Between May 24, 2013 and June 10, 2013, the Arrangement Agreement was further negotiated and finalized between the two companies. On June 7, 2013 EFI held a Board of Directors meeting during which Haywood Securities presented the Fairness Opinion.

On June 11, 2013, the Arrangement Agreement was executed by both EFI and Strathmore, and a joint press release was issued.

Recommendation of the EFI Board

The EFI Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution attached as Schedule A.

The directors and officers of EFI and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 4,862,852 Existing EFI Shares, representing approximately 0.6% of the outstanding Existing EFI Shares. All of the directors and officers of EFI who beneficially own Existing EFI Shares have entered into Support Agreements with Strathmore, pursuant to which such directors and officers have agreed to vote all of their Existing EFI Shares in favour of the Arrangement Resolution. In addition, KEPCO, which holds 64,148,983 Existing EFI Shares, representing approximately 8.5% of the outstanding Existing EFI Shares, has advised EFI that it intends to enter into a Support Agreement with Strathmore to vote all of its Existing EFI Shares in favour of the Arrangement Resolution, subject to and conditional upon receiving authorization from KEPCO’s board of directors. Factors Considered by the EFI Board and Management

In the course of their due diligence and evaluation of the Arrangement Agreement and Plan of Arrangement, the EFI Board consulted with EFI’s senior management and legal counsel, reviewed a significant amount of information and considered a number of factors including, among others, that the Plan of Arrangement would increase EFI’s resource base and add what EFI management believes could be two highly synergistic properties, Roca Honda and Gas Hills, to EFI’s portfolio, as well as a number of other property assets and royalty interests.

In the course of its deliberations, the EFI Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors” in this Circular and in the EFI AIF) and potentially negative factors in connection with the Acquisition, including, but not limited to:

  The Share Exchange Ratio is fixed and, as a result, the EFI Common Shares issued on the Effective Date may have a market value different than at the time of approval of the Plan of Arrangement by the EFI Board.

  The completion of the Acquisition is subject to several conditions that must be satisfied or waived, including the approvals of EFI Shareholders and Strathmore Shareholders and satisfaction of regulatory conditions including clearance by CFIUS. There can be no certainty that these conditions will be satisfied or waived.

  The issuance of a significant number of EFI Common Shares pursuant to the Plan of Arrangement could adversely affect the market price of EFI Common Shares.

  EFI may not realize the benefits currently anticipated due to challenges and costs associated with integrating the operations and personnel of EFI and Strathmore.

  Significant management time and attention will be diverted from the existing business of EFI in order to undertake the Arrangement, which could have an adverse impact on EFI.

  Risks associated with obtaining and maintaining permits and regulatory approvals for the Strathmore Properties.

  EFI may not fully realize the anticipated synergies due to legal and regulatory challenges and delays or to depressed market conditions.

  The additional costs associated with holding, permitting and developing the Strathmore Properties that will be acquired as a result of the Acquisition.

The EFI Board’s reasons for recommending the Acquisition include certain assumptions relating to forward-looking statements, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Risk Factors” in this Circular and the EFI AIF.

The foregoing summary of the information and factors considered by the EFI Board is not intended to be exhaustive. The EFI Board’s recommendation was made after considering all of the above-noted factors and in light of the EFI Board’s knowledge of the business, financial condition and prospects of Strathmore and was also based on the advice of management. In addition, individual members of the EFI Board may have assigned different weights to different factors.

Fairness Opinion

Haywood Securities and Dundee Securities have acted as joint financial advisors to EFI in respect of the Acquisition pursuant to the Advisor Engagement Letter. In such capacity, Haywood Securities and Dundee Securities have provided general financial advisory services as well as evaluated strategic alternatives such as potential joint ventures, mergers and acquisitions. Pursuant to the Advisor Engagement Letter, Haywood Securities agreed to provide EFI with an opinion as to the fairness, from a financial point of view, of the Share Exchange Ratio pursuant to the Plan of Arrangement to the EFI Shareholders. At a meeting held on June 7, 2013, Haywood Securities provided the EFI Board with a verbal opinion, subsequently confirmed in writing to the EFI Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Share Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to EFI Shareholders.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule C. The Fairness Opinion is not intended to be and does not constitute a recommendation to any EFI Shareholder as to how to vote or act at the Meeting. The Fairness Opinion was one of a number of factors taken into consideration by the EFI Board in considering the Arrangement. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion. EFI Shareholders are urged to read the Fairness Opinion in its entirety.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the conditions, prospects, financial and otherwise, of EFI and Strathmore, as applicable, as they are reflected in the information and documents reviewed by Haywood Securities and as they were presented to Haywood Securities. Subsequent developments may affect the Fairness Opinion. Haywood Securities has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood Securities after the date of the Fairness Opinion.

Dundee Securities and Haywood Securities have acted as financial advisor to EFI in connection with the Acquisition and will receive a fee for their services, including, in the case of Haywood a fee for the delivery of the Fairness Opinion and an additional fee that is contingent upon the completion of the Acquisition or any alternative transaction (the “Completion Fee”). The aggregate Completion Fee payable to Dundee Securities and Haywood Securities is $800,000, payable as to $600,000 in EFI Common Shares (valued based on the five-day volume weighted average price of the EFI Common Shares for the five days immediately preceding the Effective Date) on closing of the Acquisition, with the balance of $200,000 having already been paid. EFI has also agreed to reimburse Dundee Securities and Haywood Securities for reasonable out-of-pocket expenses and to indemnify Dundee Securities and Haywood Securities in respect of certain liabilities as may arise out of its engagement.

The Acquisition – Securities Issuable by EFI

If the Plan of Arrangement becomes effective, EFI will indirectly acquire all of the issued and outstanding Strathmore Common Shares and Strathmore RSUs upon the amalgamation of Strathmore and Subco, and the amalgamated corporation resulting from such amalgamation will become a wholly-owned subsidiary of EFI. Strathmore Shareholders and holders of Strathmore RSUs as at the Effective Time will become EFI Shareholders. In addition, Strathmore Options will be exchanged for EFI Replacement Options. Upon completion of the Plan of Arrangement, the following transactions will occur:

(a)

EFI will issue EFI Common Shares for each whole outstanding Strathmore Common Share and each Strathmore RSU based on the Share Exchange Ratio; based on the number of Strathmore Common Shares and Strathmore RSUs outstanding as of the date of this Circular, and assuming no Strathmore Common Shares or Strathmore RSUs are issued after the date hereof and prior to the Effective Time, an aggregate of approximately 186,420,921 Existing EFI Shares (or, if the Share Consolidation is effected prior to the Effective Date on the maximum basis of 20 Existing EFI Shares for one Consolidated EFI Share, approximately 9,321,046 Consolidated EFI Shares) will be issued pursuant to the Acquisition;

(b)

EFI will issue to Strathmore Option Holders, in exchange for the Strathmore Options, EFI Replacement Options exercisable to purchase an aggregate of 14,891,100 Existing EFI Shares (or, if the Share Consolidation is effected prior to the Effective Date on the maximum basis of 20 Existing EFI Shares for one Consolidated EFI Share, approximately 744,555 Consolidated EFI Shares) on the same terms and conditions as the Strathmore Options, adjusted to give effect to the Share Exchange Ratio;

(c)	EFI may issue to certain former Strathmore senior officers EFI Common Shares as Cancellation Consideration, as described below, and

(d)

EFI will issue EFI Common Shares having a market value of Cdn$600,000 to Haywood Securities and Dundee Securities in partial satisfaction of the advisory fees payable pursuant to the Advisor Engagement Letter.

If any Strathmore Options are exercised prior to the Effective Date, the Strathmore Common Shares issued upon the exercise thereof will be acquired by EFI for EFI Common Shares in accordance with the Share Exchange Ratio.

No fractional EFI Common Shares will be issued to former Strathmore Shareholders. In the event that a former Strathmore Shareholder would otherwise be entitled to a fractional share representing less than a whole EFI Common Share, the number of EFI Common Shares to be issued to such former Strathmore Shareholder shall be rounded up or down to the nearest whole EFI Common Share.

Pursuant to the Arrangement Agreement, Strathmore has agreed that it shall not, except with the consent of EFI, issue any additional securities of Strathmore until the Effective Date or the termination of the Arrangement Agreement, other than Strathmore Common Shares issuable upon the exercise of the Strathmore Options. Assuming no issuance of additional Strathmore securities (other than the issuance of Strathmore Common Shares upon the exercise of currently outstanding Strathmore Options), following completion of the Plan of Arrangement a maximum of 201,312,021 Existing EFI Shares will be issued and made issuable pursuant to the Plan of Arrangement, comprised of (i) 186,420,921 Existing EFI Shares issuable in exchange for the 124,673,285 Strathmore Common Shares and 2,143,668 Strathmore RSUs which are currently outstanding; and (ii) approximately 14,891,100 Existing EFI Shares will be reserved for issuance upon the exercise of Strathmore Options (being the 10,130,000 currently outstanding Strathmore Options). See “Information About EFI After Giving Effect to the Acquisition – Authorized and Issued Share Capital”. Additional EFI Common Shares may also become issuable as Cancellation Consideration, as described in the paragraph below. However, the number of EFI Common Shares issuable as Cancellation Consideration will depend on which Strathmore employees, if any, are terminated in the following six months following the Effective Date, and the market price of the EFI Common Shares and the Canadian dollar – U.S. dollar exchange rate at the time of each termination of employment.

The Plan of Arrangement and the Strathmore Employee Letter Agreements also provide that, if Strathmore Employment Termination Obligations become payable to the seven senior officers of Strathmore who have entered into Strathmore Employee Letter Agreements, 50% of the Strathmore Employment Termination Obligation owing to each such Strathmore officer shall be satisfied by the issuance of EFI Common Shares. The total number of EFI Common Shares issuable in satisfaction of 50% of all such Strathmore Employment Termination Obligations is referred to in this Circular and the Plan of Arrangement as the “Cancellation Consideration”. The number of EFI Common Shares issuable to each such former officer as Cancellation Consideration shall be determined based on the volume weighted average trading price of the EFI Common Shares on the TSX over the five trading days prior to the date upon which the Strathmore Employment Termination Obligation is payable to such former officer, such that the product of such average share price and the number of EFI Common Shares issuable to such former officer equals 50% of the Strathmore Employment Termination Obligation owing to such former officer. The aggregate of the Strathmore Employment Termination Obligations which may become payable to all of the seven officers of Strathmore who have entered into Strathmore Employee Letter Agreements is approximately Cdn$2,336,5301, such that a maximum of approximately Cdn$1,168,265 may be payable in EFI Common Shares. The number of EFI Common Shares which may be issued as Cancellation Consideration will be based on the volume weighted average trading price of the EFI Common Shares for the five trading days preceding the date or dates on which the Strathmore Employment Termination Obligations become payable. Assuming a volume weighted average trading price of $0.175 (being the closing price of the Existing EFI Shares on July 12, 2013), a maximum aggregate of 6,675,800 Existing EFI Shares would be issuable as Cancellation Consideration in satisfaction of Cdn$1,168,265 of the Strathmore Employment Termination Obligations. Assuming a volume weighted average trading price of $0.15, a maximum aggregate of 7,788,433 Existing EFI Shares would be issuable as Cancellation Consideration in satisfaction of Cdn$1,168,265 of the Strathmore Employment Termination Obligations.

In addition to the foregoing, upon completion of the Arrangement the Corporation will issue to Dundee Securities and Haywood Securities a number of EFI Common Shares having an aggregate market value of Cdn$600,000, valued based on the volume weighted average trading price of the EFI Common Shares for the five trading days immediately preceding the Effective Date. Based on an assumed volume weighted average trading price of $0.175 (being the closing price of the Existing EFI Shares on July 12, 2013), 3,428,571 Existing EFI Shares would be issuable to Dundee Securities and Haywood Securities in satisfaction of the $600,000 portion of the Completion Fee payable in shares. Assuming a volume weighted average trading price of $0.15, 4,000,000 Existing EFI Shares would be issuable to Dundee Securities and Haywood Securities in satisfaction of the $600,000 portion of the Completion Fee payable in shares.

The aggregate number of Existing EFI Shares to be issued or made issuable pursuant to the Plan of Arrangement, including the maximum Cancellation Consideration (but based on the assumptions set out above) and the engagement arrangement with Dundee Securities and Haywood Securities is approximately 211,416,392 Existing EFI Shares, which represents approximately 28.1% of the number of Existing EFI Shares which are currently outstanding.

EFI Shareholder Approval

The TSX requires that shareholder approval be obtained in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. Accordingly, EFI Shareholders will be asked at the Meeting to approve the issuance of EFI Common Shares and EFI Replacement Options pursuant to the Plan of Arrangement.

The Arrangement Resolution must be approved by at least a simple majority of the votes cast by EFI Shareholders, in person or represented by proxy, at the Meeting. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Schedule A to this Circular. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the Arrangement Resolution set forth in the attached Schedule A.

_________________________
1 Based on maximum obligations of Cdn$192,911 and US$2,061,172 (which amount has been converted to Cdn$2,143,619, using an assumed exchange rate of US$1.00=Cdn$ 1.04.

Strathmore Shareholder Approval and Court Approval

The Acquisition is also subject to approval by the Strathmore Shareholders, who will be requested to vote and approve the Strathmore Resolution at the Strathmore Meeting. The requisite approval for the Strathmore Resolution will be 66 2/3% of the votes cast on the Strathmore Resolution by Strathmore Shareholders, voting as a single class, present in person or by proxy at the Strathmore Meeting, plus a majority of the votes cast by disinterested shareholders in accordance with Multilateral Instrument 61-101 of the Canadian Securities Administrators.

The BCBCA requires that Strathmore obtain court approval in respect of the Plan of Arrangement. Strathmore intends to apply for the Interim Order on or about July 18, 2013. If granted, the Interim Order will provide for the calling and holding of the Strathmore Meeting and other procedural matters. Strathmore will also file a petition for the Final Order to approve the Plan of Arrangement. The court hearing in respect of the Final Order will be heard following the Strathmore Meeting, subject to the approval of the Strathmore Resolution at the Strathmore Meeting. The Court will consider, among other things, the fairness of the Plan of Arrangement to the Strathmore Shareholders. There can be no assurance that the Court will approve the Plan of Arrangement.

Dissent Rights

It is expected that the Interim Order will provide that Strathmore Shareholders may exercise rights of dissent under the manner set forth in Sections 237 to 247 of the BCBCA, as may be modified by the Final Order.

If any Strathmore Shareholders exercise their dissent rights and the Acquisition is completed, such holders will be entitled to be paid by Strathmore the fair value of such holder’s securities, provided that such holder duly dissents to the Plan of Arrangement and the Acquisition becomes effective.

Material Agreements Relating to the Acquisition

Arrangement Agreement

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and the Plan of Arrangement, which are appended hereto as Schedule B.

The Arrangement Agreement contains representations and warranties made by EFI and Strathmore. These representations and warranties were made by and to the parties thereto for the purposes of the Arrangement Agreement and are subject to the limitations and qualifications agreed to by the parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Strathmore Shareholders or may have been used for the purpose of allocating risk between the parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement.

On June 11, 2013, EFI, Strathmore and Subco entered into the Arrangement Agreement, pursuant to which EFI and Strathmore agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, EFI will indirectly acquire all of the issued and outstanding shares of Strathmore. Pursuant to the Plan of Arrangement, at the Effective Time each Strathmore Shareholder (other than dissenting shareholders) and each holder of Strathmore RSUs will receive EFI Common Shares based on the Share Exchange Ratio. Each Strathmore Optionholder will receive, in exchange for each Strathmore Option held, an EFI Replacement Option which is exercisable for EFI Common Shares based on the Share Exchange Ratio, for the same exercise price as for one Strathmore Common Share, and on the same terms and conditions as the option agreement governing such Strathmore Options. The terms of the Arrangement Agreement are the result of arm’s length negotiation between EFI and Strathmore and their respective advisors.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Strathmore to EFI and representations and warranties made by EFI to Strathmore. Those representations and warranties were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Arrangement Agreement are subject to a contractual standard of materiality (including a Material Adverse Effect) that is different from that generally applicable to the public disclosure to EFI Shareholders, or those standards used for the purpose of allocating risk between parties to an agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties of EFI and Strathmore do not survive the completion of the Arrangement Agreement and shall expire and be terminated on the earlier of the Effective Time or the date on which the Arrangement Agreement is terminated in accordance with its terms.

Representations and Warranties of EFI and Subco

The representations and warranties provided by EFI and Subco in favour of Strathmore relate to, among other things: (a) the unanimous approval by each of the board of directors, respectively, of EFI and Subco entering into the Arrangement Agreement; (b) the corporate status of EFI and the EFI Subsidiaries; (c) the corporate power and authority of EFI and Subco to enter into, deliver, and carry out their obligations under the Arrangement Agreement; (d) that the execution, delivery and consummation of the transactions contemplated by the Arrangement Agreement do not conflict with or require consent under EFI or the EFI Subsidiaries’ constating documents or material contracts or instruments, violate any judgment or similar award applicable to EFI or any of the EFI Subsidiaries or any of their material properties or assets, or cause the suspension or revocation of any authorization, consent, approval or license in effect, which would have a Material Adverse Effect on EFI and of the EFI Subsidiaries, or their properties; (e) compliance with applicable laws; (f) the capitalization of EFI and Subco; (g) EFI’s ownership of the EFI Subsidiaries; (h) the EFI Payment Shares; (i) EFI’s reporting issuer status; (j) the listing of the EFI Common Shares on the TSX, securities regulatory compliance and no undisclosed pending securities regulatory action; (k) the compliance of EFI’s public filings with Applicable Securities Laws; (l) EFI’s and each EFI Subsidiaries’ corporate records financial books and records; (m) the absence of undisclosed claims, proceedings or judgments against EFI or any EFI Subsidiary that would have a Material Adverse Effect on EFI; (n) the absence of any bankruptcy, liquidation, winding-up or similar proceeding pending or in progress relating to EFI or any EFI Subsidiary; (o) since September 31, 2010, the absence of undisclosed material changes or dividends declared or paid in respect of EFI and the EFI Subsidiaries; (p) property ownership of EFI and the EFI Subsidiaries; (q) EFI’s Mineral Resource estimates; (r) that EFI does not own or exercise control over any Strathmore Securities; (s) employment matters; (t) the receipt by the EFI Board of a financial fairness opinion; (u) that the EFI Board has resolved unanimously to recommend to EFI Shareholders that they vote in favour of the approval of the Arrangement; (v) the aggregate value of the Canadian assets of EFI and its affiliates; and (w) EFI’s status as “non-Canadian” as defined in the Investment Canada Act (Canada).

Representations and Warranties of Strathmore

The representations and warranties provided by Strathmore to EFI relate to, among other things: (a) the unanimous approval by the Strathmore Board of entering into the Arrangement Agreement; (b) the corporate status of Strathmore and each of the Strathmore Subsidiaries; (c) the corporate power and authority of Strathmore to enter into, deliver, and carry out its obligations under the Arrangement Agreement; (d) that neither the execution or compliance with the provisions of the Arrangement Agreement by Strathmore, nor the consummation of the transactions contemplated thereunder will except as disclosed in the Strathmore’s disclosure letter to the Arrangement Agreement, conflict with or require any consent under the constating documents, or material contracts or instruments to which Strathmore or any Strathmore Subsidiary is a party or is bound, or to which any of it or any of its properties or assets may be subject, violate any judgment or similar award applicable to Strathmore, any Strathmore Subsidiary, or Strathmore’s Properties, or cause the suspension or revocation of any authorization, consent, approval or license in effect, that would have a Material Adverse Effect on Strathmore or Strathmore’s Properties or Strathmore’s interest therein; (e) compliance with applicable laws; (f) the capitalization of Strathmore; (g) Strathmore’s ownership of the Strathmore Subsidiaries, and that Strathmore does not have any undisclosed subsidiaries; (h) Strathmore’s reporting issuer status; (i) the listing of the Strathmore Common Shares on the TSX and OTC-QX, securities regulatory compliance and no known securities regulatory investigation; (j) the compliance of Strathmore’s public filings with Applicable Securities Laws; (k) Strathmore’s and each Strathmore Subsidiaries’ corporate records and minute books, financial books and records; (l) the absence of undisclosed claims, proceedings or judgments against Strathmore, any Strathmore Subsidiaries, or Strathmore’s Properties that could have a Material Adverse Effect on Strathmore; (m) the absence of any bankruptcy, liquidation, winding-up or similar proceeding pending or in progress relating to Strathmore or any Strathmore Subsidiary; (n) since December 31, 2010, the absence of undisclosed material changes or dividends declared or paid in respect of Strathmore and the Strathmore Subsidiaries; (o) Strathmore’s disclosure letter to the Arrangement Agreement and the agreements, options and rights listed therein; (p) Strathmore’s financial statements; (q) Strathmore’s working capital as of March 31, 2013; (r) Strathmore’s interest in the Roca Honda Project, the Gas Hills Project and the Copper King Project; (s) the ownership of the property of Strathmore and the Strathmore Subsidiaries; (t) Strathmore’s Mineral Resource estimates; (u) that Strathmore does not own or exercise control over any securities of EFI; (v) that Strathmore will be required to pay certain fees and expenses in connection with the Arrangement; (w) employment matters; (x) the receipt of the Strathmore Board of a financial fairness option; and (y) that the Strathmore Board has resolved unanimously to recommend to the Strathmore Shareholders that they vote in favour of the approval of the Arrangement.

Pursuant to the Arrangement Agreement, EFI explicitly agreed that Strathmore provided no representation or warranty as to the truth or correctness of any geological or other technical information concerning Strathmore’s Properties based on interpretation of fact.

Conditions Precedent to the Arrangement Mutual Conditions

The obligations of the parties to complete the transactions contemplated by the Arrangement are subject to the fulfilment of each of the following conditions, by the Outside Date (unless otherwise stated), and each of which may only be waived with the mutual consent of Strathmore and EFI:

  the Arrangement Resolution shall have been approved at the Strathmore Meeting by a special resolution of the Strathmore Shareholders;

  if required by the TSX, an ordinary resolution passed by the EFI Shareholders approving the Arrangement and ancillary matters on or before August 22, 2013;

  the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to EFI and Strathmore, acting reasonably, on appeal or otherwise;

  the Arrangement shall have become effective on or before the Outside Date;

  there shall be no action taken by a governmental or regulatory authority under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated therein or that results in a judgment or assessment against Strathmore or EFI which would constitute a Material Adverse Change;

  Strathmore and/or EFI shall have obtained all other consents, approvals and authorizations by any governmental authority (including, without limitation, all necessary securities commission and stock exchange approvals, including the TSX, and all necessary orders of the Court with respect to the Arrangement) which are required or necessary in connection with the transactions contemplated by the Arrangement Agreement, the failure of which to obtain would materially adversely affect the ability of Strathmore or EFI to complete the Plan of Arrangement, all on terms and conditions reasonably satisfactory to Strathmore and EFI;

  EFI and Strathmore shall have jointly filed the CFIUS Notice;

  after the CFIUS Notice has been filed and before the Outside Date, EFI and Strathmore shall have received a letter from CFIUS indicating that (i) the transactions contemplated by the Arrangement Agreement and detailed in the CFIUS Notice are not subject to Section 721; (ii) CFIUS has concluded its review and any investigation (as the case may be) of the CFIUS Notice and has determined that the transactions contemplated by the Arrangement Agreement raise no issues regarding the national security of the United States sufficient to warrant further review or investigation; or (iii) CFIUS has concluded its review and any investigation (as the case may be) of the CFIUS Notice and has determined that the transactions contemplated by the Arrangement Agreement do raise issues regarding the national security of the United States and such issues may be resolved by means of a mitigation agreement or other mitigation measures that are commercially reasonable and mutually acceptable to the parties;

  EFI and Strathmore shall have obtained any required consent of parties to material contracts in respect of the transactions contemplated by the Arrangement Agreement;

  the issuance of EFI Payment Shares in the United States pursuant to the Arrangement shall qualify as a Section 3(a)(10) Exemption; and

  the Arrangement Agreement shall not have been terminated in accordance with its provisions.

Additional Conditions in Favour of EFI

The obligations of EFI and Subco to complete the Arrangement are subject to the fulfillment of each of the following additional conditions, on or before the Outside Date (unless stated otherwise), and each of which is for the exclusive benefit of EFI and may be waived by EFI:

  the representations and warranties of Strathmore in the Arrangement Agreement qualified by materiality or Material Adverse Effect or Material Adverse Change qualifiers shall be true and correct as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be true and correct as of that specified date), and all other representations and warranties made by Strathmore in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Time as if made at such time (except to the extent that such representations and warranties are made at a specified date, which shall be true and correct as of that specified date) and EFI shall have received a certificate to that effect in form satisfactory to EFI and dated the Effective Date from the President of Strathmore;

  Strathmore shall have duly performed each of its covenants to be performed on or pursuant to the Arrangement Agreement (other than any covenants that may have been waived in writing by EFI or Subco) and Strathmore shall have provided to EFI a certificate of an officer of Strathmore certifying as to such compliance as of the Effective Time and EFI shall not have established that it has knowledge to the contrary;

  since the date of the Arrangement Agreement, there shall have been no Material Adverse Change in Strathmore or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change in Strathmore;

  EFI shall have received title reports reasonably satisfactory to it on each of the Copper King Project, Gas Hills Project, Roca Honda Project and Juniper Ridge Project;

  EFI shall have received Phase 1 environmental reports reasonably satisfactory to it on such of the Copper King Project, Gas Hills Project and Roca Honda Project as it deems necessary;

  as of the Effective Date, Strathmore shall have no long term liabilities other than reclamation liabilities; and

  holders of not more than 4% of the issued and outstanding Strathmore Common Shares shall have exercised their rights of dissent as set forth in the Interim Order.

Additional Conditions in Favour of Strathmore

The obligation of Strathmore to complete the Arrangement is subject to the fulfillment of each of the following additional conditions (each of which is for the exclusive benefit of Strathmore and may be waived by Strathmore):

  the representations and warranties made by EFI in the Arrangement Agreement that are qualified by materiality or Material Adverse Effect or Material Adverse Change qualifiers shall be true and correct as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by EFI in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Time as if made at such time (except to the extent that such representations and warranties are made at a specified date, which shall be true and correct as of that specified date), and Strathmore shall have received a certificate to that effect in form satisfactory to Strathmore and dated the Effective Date from the President of EFI;

  EFI shall have duly performed each of its covenants to be performed on or pursuant to the Arrangement Agreement (other than any covenants that may have been waived in writing by Strathmore) and EFI shall have provided to Strathmore a certificate of an officer of EFI certifying as to such compliance as of the Effective Time and Strathmore shall not have established that it has knowledge to the contrary;

  since the date of the Arrangement Agreement, there shall have been no Material Adverse Change in EFI or Subco or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change in EFI or Subco;

  all of the EFI Payment Shares issuable to Strathmore Shareholders and to holders of Strathmore RSUs pursuant to the Arrangement and any EFI Consideration Securities shall be conditionally approved for listing on the TSX and shall not be subject to any hold periods or other resale restrictions under Applicable Securities Laws (other than resale restrictions applicable to control blocks, if applicable); and

  on the Effective Date, the EFI Board shall consist of no more than eleven (11) directors, of which one (1) director shall be a nominee of Strathmore (provided that such nominee shall be an independent director with respect to EFI).

Covenants

Covenants of Strathmore

Strathmore agreed in the Arrangement Agreement to certain covenants relating to its conduct from the date of the Arrangement Agreement until the Effective Date, including without limitation:

  Customary covenants relating to Strathmore using commercially reasonable best efforts to take such steps and do all such other acts and things as may be necessary or desirable in order to give effect to the transactions contemplated by the Arrangement Agreement and to co-operate with EFI and Subco to enable them to do the same, including, without limitation: making applications for and obtaining court approval, entering into support agreements with the parties to the Support Agreements, obtaining required shareholder approval and regulatory approvals, and obtaining any consents, acknowledgements and waivers and making required filings in connection therewith, including, without limitation, the Strathmore Circular;

  that Strathmore shall not issue any Strathmore Common Shares or Strathmore Options, Strathmore RSUs or warrants to acquire Strathmore Common Shares (“Strathmore Convertible Securities”) (other than Strathmore Common Shares issuable upon the exercise of Strathmore Convertible Securities outstanding as at the date of the Arrangement Agreement) or amend the terms of any such Strathmore Common Shares or Strathmore Convertible Securities, or incur any indebtedness, other than liabilities to trade creditors incurred in the normal course of business;

  that Strathmore shall allow representatives of EFI such access to the books, records, documents, personnel and facilities of Strathmore as may be necessary or desirable for EFI to carry out its due diligence review, and shall make available all relevant legal, financial, geological and technical data, relating to Strathmore’s Properties;

  that Strathmore shall co-operate with EFI in the preparation of any necessary or desirable regulatory filings or submissions and shall participate in meetings with relevant regulatory authorities and stakeholders provided that it shall have been given reasonable advance notice thereof;

  except with the prior written approval of EFI, that Strathmore will not, and will cause each Strathmore Subsidiary and any other subsidiary not to, enter into, adversely vary or terminate any material contracts with any other person;

  that Strathmore shall carry on business in the ordinary course of business consistent with past practice, except in respect of the Arrangement, and shall not incur any significant expenses or liabilities, other than (i) those that have been previously approved by the Strathmore Board as part of Strathmore’s 2013 budget, or (ii) with the prior written approval of EFI, or (iii) in connection with its obligations under the Arrangement Agreement;

  that except with the prior written approval of EFI, Strathmore shall not carry out any exploration or development programs on any of Strathmore’s Properties, except in accordance with Strathmore’s 2013 budget;

  that Strathmore shall not sell, assign or otherwise dispose of any material assets, including without limitation any interests in the Roca Honda Project, Gas Hills Project, Copper King Project, the Juniper Ridge Project or the royalty interest in the Lance project, except with the prior written approval of EFI; and

  that Strathmore shall not, nor permit the Strathmore Subsidiaries to, dispose of an interest in any of its material properties or otherwise enter into any material transaction with, or incur any material liability to, any other corporation or person or agree to do any of the foregoing or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated by the Arrangement Agreement, other than certain financial obligations owed to former employees pursuant to the Strathmore Employment Termination Policy, arising as a result of completion of the Arrangement, without the written consent of EFI thereto.

Covenants of EFI

Each of EFI and Subco agreed in the Arrangement Agreement to certain covenants relating to their conduct from the date of the Arrangement Agreement until the Effective Date, including without limitation:

  customary covenants relating to EFI and Subco using commercially reasonable best efforts to take such steps and do all such other acts and things as may be necessary or desirable in order to give effect to the transactions contemplated by the Arrangement Agreement, and to co-operate with Strathmore to enable it to do the same, including, without limitation: obtaining the necessary approval from the TSX in respect of the EFI Payment Shares and EFI Consideration Securities to be issued in connection with the Arrangement, causing the directors and officers of EFI to enter into support agreements with Strathmore, obtaining required shareholder approval and regulatory approvals and making any required filings in connection therewith, including, without limitation, the Circular, and making arrangements for the prompt delivery of certificates representing EFI Payment Shares to the Strathmore Shareholders and holders of Strathmore RSUs, and delivery of EFI Replacement Options to the holders of Strathmore Options;

  that EFI shall not, without the prior written consent of Strathmore acting reasonably, issue or authorize the issuance of more than 50 million Existing EFI Shares as consideration for the acquisition of any non-cash assets; however, nothing shall restrict or prevent EFI from issuing or authorizing the issuance of EFI Common Shares or securities convertible into EFI Common Shares for cash consideration;

  that EFI shall not, without the prior written consent of Strathmore acting reasonably, split, combine, subdivide or reclassify the Existing EFI Shares, other than either the Share Consolidation or the ten for one share consolidation previously authorized by EFI’s shareholders;

  that EFI and Subco shall allow representatives of Strathmore such access to the books, records, documents, personnel and facilities of EFI and Subco and their affiliates as may be necessary or desirable for Strathmore to carry out its due diligence review, and shall make available all relevant legal, financial, geological and technical data, relating to EFI’s and EFI’s Subsidiaries’ mineral interests and rights as set out in EFI’s public disclosures;

  that EFI shall co-operate with Strathmore in the preparation of shareholder approval documentation in respect of Strathmore’s obtaining Strathmore Shareholder approval of the Plan of Arrangement and any necessary or desirable regulatory filings or submissions and shall participate in meetings with relevant regulatory authorities and stakeholders provided that it shall have been given reasonable advance notice thereof;

  that EFI shall co-operate with Strathmore in any way reasonably necessary or desirable in connection with the preparation of documents and proceedings for the obtaining of the Interim Order and the Final Order in respect of the Arrangement; and

  that EFI and Subco shall carry on business in the ordinary course of business and consistent with past practice, except in respect of the Plan of Arrangement.

Strathmore Non-Solicitation

Pursuant to the Arrangement Agreement, Strathmore was required to immediately cease and cause to be terminated any existing solicitation by Strathmore or its representatives with respect to any Acquisition Proposal or any Potential Acquisition Proposal. Furthermore, Strathmore shall not, directly or indirectly, through any affiliate or subsidiary, or its or their officers, directors, employees, advisors, representatives, agents or otherwise:

(i)

solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of Strathmore, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposal or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii)

engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than EFI and its representatives) regarding any Acquisition Proposal or Potential Acquisition Proposal;

(iii)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to EFI, the approval or recommendation of the Arrangement by the Strathmore Board or any of its committees except where a Material Adverse Effect in respect of EFI has occurred and the Strathmore Board has determined that, as a consequence of such Material Adverse Effect, it would be inconsistent with the fiduciary duties of the directors of Strathmore to continue to recommend the Arrangement;

(iv)	approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(vi)

release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal; (together, the “Non-Solicitation Provisions”).

In addition to the Non-Solicitation Provisions, pursuant to the Arrangement Agreement, Strathmore is required to notify EFI within 24 hours of any proposal, inquiry, offer or request received by Strathmore or any of its affiliates or subsidiaries, or of its or their officers, directors, employees, advisors, representatives, agents or otherwise (i) relating to an Acquisition Proposal or Potential Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or Potential Acquisition Proposal; or (iii) for non-public information relating to Strathmore or a Strathmore Subsidiary, access to properties, books and records or a list of the holders of Strathmore's shares or the shareholders of any Strathmore Subsidiary. Such notice must be provided in the manner set forth in the Arrangement Agreement.

Notwithstanding the Non-Solicitation Provisions, if Strathmore receives a bona fide written Acquisition Proposal after the date of the Arrangement Agreement, and Strathmore does not contravene the Non-Solicitation Provisions, Strathmore and its representatives may:

(i)

contact the person making such Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)

if the Strathmore Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and that failure to take the relevant action would be inconsistent with its fiduciary duties, furnish information of Strathmore and the Strathmore Subs to and engage in discussions with the person making such Acquisition Proposal and its representatives, provided certain conditions are met, including, without limitation, that Strathmore enters into a satisfactory confidentiality agreement with the person making such Acquisition Proposal.

If, in respect of a Superior Proposal, the Strathmore Board determines that failure to take the relevant action would be inconsistent with its fiduciary duties, and Strathmore has delivered notice to EFI, in the required form, of the intention of the Strathmore Board to approve or recommend, or enter into an agreement other than a confidentiality agreement, with respect to such Superior Proposal (a “Superior Notice Proposal”), EFI shall have the opportunity to offer to amend the terms of the Arrangement and the Arrangement Agreement for five business days following the Superior Notice Proposal (the “Match Period”). If EFI makes such an offer, Strathmore is required to cooperate with EFI in accordance with Article 6 of the Arrangement Agreement, and determine if EFI’s revised offer, upon acceptance by Strathmore, would result in the Superior Proposal ceasing to be a Superior Proposal. If the Strathmore Board determines that the Superior Proposal would cease to be a Superior Proposal, Strathmore and EFI shall amend the Arrangement Agreement reflecting EFI’s offer.

If EFI does not make such an aforementioned offer and the Match Period elapses, or if, notwithstanding EFI’s revised offer during the Match Period, the Superior Proposal continues to be a Superior Proposal compared to EFI’s proposed amendment to the Arrangement and the Arrangement Agreement, Strathmore may terminate the Arrangement Agreement, provided that, prior to or concurrently with termination, Strathmore pays in cash to EFI a termination fee of $1,300,000. Thereafter, Strathmore may (i) enter into an agreement with respect to a Superior Proposal; and/or (ii) withdraw, modify or qualify its approval or recommendation of the Arrangement and recommend or approve a Superior Proposal.

Termination of the Arrangement Agreement The Arrangement Agreement shall be terminated:

(a)	if the Arrangement has not been completed on or before the Outside Date, at the election of any of the parties;

(b)	in the event that the conditions are not satisfied or waived by the parties to whom they are of benefit prior to the Effective Date, or any earlier date contemplated by the Arrangement Agreement;

(c)	by unanimous agreement of EFI and Strathmore without further action on the part of their respective shareholders;

(d)

upon the earlier of (i) the Strathmore Shareholders failing to approve the Arrangement at the Strathmore Meeting; and (ii) a final determination from the Court or an appeal court which denies the granting of the Final Order;

(e)	in the event that Strathmore terminates the agreement in connection with accepting or recommending a Superior Proposal after having paid to EFI the termination fee described below; or

(f)	if any applicable laws make the consummation of the Plan of Arrangement illegal or prohibited.

Strathmore Termination Fee

If Strathmore accepts or recommends a Superior Proposal in accordance with Article 6 of the Arrangement Agreement and terminates the Arrangement Agreement, Strathmore shall pay to EFI a termination fee of Cdn$1,300,000 prior to or concurrently with the termination.

EFI Termination Fee

Provided that the Arrangement Agreement has not been terminated by Strathmore in connection with Strathmore accepting a Superior Proposal in accordance with Article 6 of the Arrangement Agreement, and there has not been a breach or non-performance by Strathmore of a condition for the benefit of EFI or Subco that would entitle EFI to terminate the Arrangement Agreement, if the Arrangement is not approved by the EFI Shareholders prior to August 22, 2013 and such approval is required by the TSX, and (i) prior to the meeting of the EFI Shareholders, a bona fide Acquisition Proposal for EFI has been made or announced publically by a person or entity other than Strathmore; and (ii) within such date of termination, EFI or one or more of the EFI Subsidiaries consummates one or more Acquisition Proposals involving EFI or an EFI Sub, then EFI shall pay to Strathmore a termination fee of Cdn$1,300,000.

Strathmore Expense Fee

Provided that the Arrangement Agreement has not been terminated by Strathmore in connection with Strathmore accepting a Superior Proposal in accordance with Article 6 of the Arrangement Agreement, and there has not been a breach or non-performance by EFI of a condition for the benefit of Strathmore that would entitle Strathmore to terminate the Arrangement Agreement, if the Arrangement is not approved by the Strathmore Shareholders prior to the Outside Date, Strathmore shall pay to EFI an expense fee of Cdn$650,000.

EFI Expense Fee

Provided that the Arrangement Agreement has not been terminated by Strathmore in connection with Strathmore accepting a Superior Proposal in accordance with Article 6 of the Arrangement Agreement, and there has not been a breach or non-performance by Strathmore of a condition for the benefit of EFI or Subco that would entitle EFI to terminate the Arrangement Agreement, if the Arrangement is not approved by the EFI Shareholders prior to August 22, 2013 and such approval is required by the TSX, EFI shall pay to Strathmore an expense fee of Cdn$650,000.

Amendment

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of EFI, Subco and Strathmore, subject to applicable law, further notice to or authorization on the part of their respective shareholders.

Indemnification

The Arrangement Agreement provides that each party (the “Indemnifying Party”) undertakes with the other parties (the “Indemnified Party”) to hold the Indemnified Party fully and effectually indemnified from and against all losses, claims, damages, liabilities, actions or demands (including amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits or opportunities and consequential or incidental damages), to which such Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in the Arrangement Agreement or any certificate or notice delivered by it in connection with the Arrangement Agreement, and will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand. Provided, however, that the representations and warranties of EFI and Strathmore do not survive the completion of the Acquisition, and any claims in respect of all other obligations shall terminate one year after the Effective Date, save with respect to all losses, claims, damages liabilities, actions, or demands, notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date of the Arrangement Agreement.

Insurance

The Arrangement Agreement provides that prior to the Effective Date, Strathmore shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Strathmore and the Strathmore Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and EFI will, or will cause Amalco and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date. If a tail policy is not available, then EFI agrees that for the period of two years following the Effective Date, EFI shall cause Amalco or any successor to Amalco or any of the Strathmore Subsidiaries to maintain Strathmore’s and the Strathmore Subsidiaries’ current directors’ and officers’ insurance policies or substantially equivalent policies subject in either case to terms and conditions no less advantageous to the directors and officers of Strathmore and the Strathmore Subsidiaries than those contained in the policies in effect on the date of the Arrangement Agreement, for all present and former directors and officers of Strathmore and the Strathmore Subsidiaries, covering claims made prior to or within such two year period.

Cancellation Consideration

The Strathmore Employment Termination Policy provides for the payment of a Strathmore Employment Termination Obligation in the event that a Strathmore officer or employee is terminated (as defined in the Policy) within six months following a change of control of Strathmore. Certain officers of Strathmore have entered into Strathmore Employee Letter Agreements with Strathmore and EFI, which provide that within 10 business days of an applicable Strathmore Employment Termination Obligation arising, EFI is to deliver or arrange to be delivered to the applicable former Strathmore officer the Cancellation Consideration. The number of EFI Common Shares issuable to each such former officer as Cancellation Consideration shall be determined based on the volume weighted average price of the EFI Common Shares on the TSX over the five trading days prior to the date upon which the Strathmore Employment Termination Obligation is payable to such former officer, such that the product of such average share price and the number of EFI Common Shares issuable to such former officer equals 50% of the Strathmore Employment Termination Obligation owing to such former officer. Delivery of the Cancellation Consideration will constitute satisfaction of 50% of the Strathmore Employment Termination Obligation owed to such former officer and the balance of the Employment Termination Obligation will be payable in cash.

The aggregate of the Strathmore Employment Termination Obligations which may become payable to all of the Strathmore officers who have entered into Strathmore Employee Letter Agreements is approximately Cdn$2,336,530 (assuming an exchange rate of US$1.00=Cdn$ 1.04), such that a maximum of Cdn$1,168,265 may be payable in EFI Common Shares. The number of EFI Common Shares which may be issued as Cancellation Consideration will be based on the volume weighted average trading price of the EFI Common Shares for the five trading days preceding the date or dates on which the Strathmore Employment Termination Obligations become payable. Assuming a volume weighted average trading price of $0.175 (being the closing price of the Existing EFI Shares on July 12, 2013, an aggregate of 6,675,800 Existing EFI Shares would be issuable as Cancellation Consideration in satisfaction of Cdn$1,168,265 of the Strathmore Employment Termination Obligations. Assuming a volume weighted average trading price of $0.15, a maximum aggregate of 7,788,433 Existing EFI Shares would be issuable as Cancellation Consideration in satisfaction of Cdn$1,168,265 of the Strathmore Employment Termination Obligations.

Reno Creek Royalty

Pursuant to the Arrangement Agreement, EFI agreed to purchase, and Strathmore agreed to sell, assign and transfer to EFI, the Reno Creek Royalty for an aggregate purchase price of Cdn$3,000,000, to be satisfied by a promissory note of EFI, payable in instalments. The closing of the acquisition of the Reno Creek Royalty was to occur on June 21, 2013.

Strathmore subsequently entered into an agreement to sell the Reno Creek Royalty to AUC LLC for US$3,000,000, payable in cash. Prior to entering into such agreement, Strathmore obtained a waiver from EFI pursuant to which EFI waived its rights under the Arrangement Agreement to purchase the Reno Creek Royalty. The sale of the Reno Creek Royalty to AUC LLC was completed on June 28, 2013. The proceeds of the sale have been deposited in a trust account, to be released upon the joint written instructions of EFI and Strathmore, as follows: (i) US$500,000 released to Strathmore on July 2, 2013; (ii) US$500,000 to be released to Strathmore on July 29, 2013; (iii) US$500,000 to be released to Strathmore on August 30, 2013; (iv) if payable pursuant to Section 6.5 of the Arrangement Agreement, US$1,300,000 to be paid to EFI at the time specified in that Section; (v) if payable pursuant to Section 7.1 of the Arrangement Agreement, US$650,000 to be paid to EFI within ten business days following termination of the Arrangement Agreement; (vi) the cash component of any Strathmore Employment Termination Obligations to be paid to the terminated officer or employee within ten business days after the Strathmore Employment Termination Obligation arises; and (vii) the balance of US$1,500,000, plus any accrued interest and less any amounts paid under paragraphs (v) and (vi), payable to Strathmore on October 31, 2013.

Support Agreements

Each of the directors and senior officers of EFI, in aggregate holding approximately 0.65% of the Existing EFI Shares (as of July 15, 2013), has entered into a Support Agreement with Strathmore pursuant to which they have agreed, subject to the terms and conditions of the Support Agreements, among other things:

(e)	to vote any EFI Common Shares held by them, or over which they have control or direction, as at the date of the EFI Meeting, in favour of the Arrangement Resolution;

(f)

not to solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell EFI Common Shares or act in concert or jointly with any other person for the purpose of acquiring EFI Common Shares for the purpose of affecting the control of EFI; and

(g)	not to dispose of any EFI Common Shares or other securities of EFI held by them except in the limited circumstances provided in the Support Agreements.

Their obligations under the Support Agreement will terminate automatically upon termination of the Arrangement Agreement in accordance with the terms and conditions thereof, including, if applicable, payment of the termination fee of $1,300,000 in connection with a breach of the Arrangement Agreement in accordance with the terms thereof.

Management of KEPCO has indicated its intention to enter into a Support Agreement with Strathmore on substantially the terms described above, subject to receiving approval from the board of directors of KEPCO. As of the date of this Circular, the board of directors of KEPCO had not met to consider such approval.

This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which has been filed by EFI on SEDAR at www.sedar.com. EFI Shareholders are urged to read the Support Agreement carefully in its entirety.

Each director and officer of Strathmore also executed support agreements with EFI in respect to the voting of their Strathmore Common Shares at the Strathmore Meeting.

RISK FACTORS

As a mineral exploration, development, mining and milling company, EFI is subject to a number of risks. In addition to general corporate, financial and operational risks as outlined in the EFI AIF, a copy of which is available under EFI’s profile on SEDAR at www.sedar.com, EFI is also subject to a number of specific risks relating to the Acquisition. If the Acquisition Resolutions are approved, EFI may be subject to additional risks as outlined in the Strathmore AIF, a copy of which is available under Strathmore’s profile on SEDAR at www.sedar.com.

Risks of Proceeding with the Acquisition

Market Value of EFI Common Shares

Pursuant to the Acquisition, each Strathmore Shareholder will be entitled to receive 1.47 Existing EFI Shares (or, if the Share Consolidation becomes effective prior to the Effective Time, the corresponding number of Consolidated EFI Shares based on the Share Consolidation Ratio) for each whole Strathmore Common Share held. Regardless of market fluctuations, the Share Exchange Ratio will not be adjusted to reflect any changes in the market value of EFI Common Shares at the Effective Time of the Acquisition (as defined in the Plan of Arrangement). The market value of the EFI Common Shares at the Effective Time may vary significantly from the market value immediately prior to the announcement of the Acquisition and at the date of this Circular. The market value may increase or decrease, but neither of these occurrences will change the Share Exchange Ratio. Variations in the market value of EFI Common Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of EFI, Strathmore and EFI following the completion of the Acquisition, regulatory considerations, general market and economic conditions, changes in uranium and vanadium prices and other factors over which EFI has no control.

The issuance of a significant number of EFI Common Shares could adversely affect the market price of EFI Common Shares. If the Acquisition is completed, a significant number of additional EFI Common Shares will be issued, and may be issued upon the exercise of Strathmore Options prior to the Effective Date, and will become available for trading in the public market. The increase in the number of EFI Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, EFI Common Shares.

Conditions to Complete the Acquisition

There are a number of conditions precedent to the Acquisition which are outside the control of EFI, including, but not limited to, approval of the Arrangement Resolution and required satisfaction of the regulatory conditions to closing. Further, Strathmore is required to obtain Strathmore Shareholder Approval for the Plan of Arrangement. If for any reason such conditions in the Acquisition are not satisfied or waived and the Acquisition is not completed, the market price of EFI Common Shares may be adversely affected.

Termination of the Arrangement Agreement

Each of EFI and Strathmore has the right to terminate the Arrangement Agreement in certain circumstances. There is no certainty that the Arrangement Agreement will not be terminated by either EFI or Strathmore before the completion of the Acquisition. For example, each of EFI and Strathmore has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a material adverse effect on Strathmore or EFI, respectively. There is no assurance that a change having a material adverse effect on EFI or Strathmore will not occur before the Effective Date, in which case Strathmore or EFI, as the case may be, could elect to terminate the Arrangement Agreement and the Acquisition would not proceed.

Risks of Not Proceeding with the Acquisition

Existing Operational Risk and Costs

If the Acquisition is not completed, EFI will continue to face all of the existing operational and financial risks of its business as described in the documents incorporated by reference herein. There will have been significant costs related to the Acquisition, such as legal and accounting fees incurred, that must be paid even if the Acquisition is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of EFI’s business in the ordinary course.

Impact on Share Price and Future Business Operations

If the Acquisition is not completed, there may be a negative impact on the price of EFI Common Shares, future business and operations to the extent that the current trading price of EFI Common Shares reflects an assumption that the Acquisition will be completed. The price of EFI Common Shares may decline if the Acquisition is not completed.

Penalty Provisions

In the event that the Arrangement Agreement is terminated as a result of certain events or because of a material breach of covenants, then the party whose conduct has resulted in the termination is required to pay the other party an expense reimbursement fee of $650,000. Circumstances may arise where EFI may be required to terminate the Arrangement Agreement and incur the expense reimbursement fee.

Risks Related to EFI Following the Acquisition

Post-Acquisition Success

EFI may not realize the currently anticipated benefits of acquiring Strathmore due to challenges associated with integrating the operations of Strathmore. The success of EFI following the Acquisition will depend in large part on the success of EFI’s management in integrating the operations of Strathmore with those of EFI. The failure of EFI to achieve such integration could result in the failure of EFI to realize the anticipated benefits of the Acquisition and could impair the results of operations, profitability and financial results of EFI.

Inability to Realize Synergies

EFI may not be able to fully realize the anticipated synergies due to legal and regulatory challenges and delays or depressed market conditions which may prevent EFI from developing the Strathmore Properties on a timely basis.

Additional Costs

EFI will be assuming additional holding and operational costs, as well as permitting and development costs, associated with the Strathmore Properties that will be indirectly acquired as a result of the Acquisition.

Dilution

Issuances of EFI Common Shares including upon completion of the Acquisition will result in a substantial dilution of the equity interests of any person who may become an EFI Shareholder as a result of or subsequent to the Acquisition.

Environmental Laws

EFI is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities. By acquiring Strathmore, EFI will be subject to additional liability for any environmental damage occurring on the Strathmore Properties. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities.

Financing Risks

If the Acquisition is completed, additional funding will be required to further develop EFI’s properties and the Strathmore Properties. If EFI’s proposed programs are successful, additional funds will be required for development of its properties, including development and mining of uranium from the Sheep Mountain Project and other mining projects. The primary sources of future funds presently available to EFI are funds available from existing mining and milling operations, the sale of equity capital, or the offering by EFI of an interest in its properties to be earned by another party or parties carrying out exploration or development thereon. There is no assurance that any such funds will be readily available from operations. Failure to obtain additional financing on a timely basis could cause EFI to reduce, delay or terminate its proposed operations and projects, with the possible loss of such operations or projects.

INFORMATION ABOUT ENERGY FUELS INC.

Overview and Corporate Structure

EFI was incorporated on June 24, 1987 in the Province of Alberta under the name Volcanic Metals Exploration Inc. On September 2, 2005, EFI was continued under the Business Corporations Act (Ontario). On May 26, 2006, Volcanic Metals Exploration Inc. changed its name to Energy Fuels Inc. The registered and head office of EFI is located at 2 Toronto Street, Suite 500, Toronto, Ontario, M5C 2B6, Canada. EFI’s principal place of business and corporate office is located at 225 Union Blvd., Suite 600, Lakewood, Colorado 80228, USA. The Corporation’s website address is www.energyfuels.com. EFI is a reporting issuer in all of the Canadian provinces. The Existing EFI Shares are listed on the TSX under the symbol “EFR”. The Existing EFI Shares are also traded in the United States on the OTC-QX under the symbol “EFRFF”. In addition, EFI’s convertible debentures are listed on the TSX under the symbol “EFR.DB”.

Information relating to the business of EFI and EFI’s material mineral properties is set out in the EFI AIF, a copy of which is available under EFI’s profile on SEDAR at www.sedar.com.

Intercorporate Relationships

EFI conducts its business through a number of subsidiaries. All of EFI’s U.S. uranium mining and milling assets are held directly or indirectly through EFI’s wholly-owned subsidiary Energy Fuels Holdings Corp. Energy Fuels Holdings Corp. holds all of these assets through a number of subsidiaries. The principal assets of EFI are held as follows:

  the White Mesa Mill through EFR White Mesa LLC;

  the Arizona Strip properties in north central Arizona, including the Arizona 1 Mine, the Pinenut Mine, and the Canyon Mine, through EFR Arizona Strip LLC;

  the Colorado Plateau Properties, including the Whirlwind Mine, the Energy Queen Mine, the Sunday Complex, the La Sal Complex, and the Sage Plain Project, straddling the Colorado and Utah border, through EFR Colorado Plateau LLC, Energy Fuels Resources Corp. and Colorado Plateau Partners LLC;

  the Sheep Mountain Project through Energy Fuels Wyoming Inc.;

  the Daneros Mine in the White Canyon district of southeastern Utah, and other exploration properties through EFR White Canyon Corp;

  the Henry Mountains Complex in southeast Utah through EFR Henry Mountains LLC;

  the San Rafael Uranium Project and the Green River, Utah properties through Magnum Minerals USA Corp. and Energy Fuels Wyoming Inc.;

  the proposed Piñon Ridge Mill project through Energy Fuels Resources Corp.; and

  miscellaneous properties through Energy Fuels Resources Corp.

All of the U.S. properties are operated by Energy Fuels Resources (USA) Inc., a wholly-owned subsidiary of Energy Fuels Holdings Corp.

The following diagram depicts the current organizational structure of EFI and its active subsidiaries, including the name, country of incorporation and proportion of ownership interest. EFI also owns inactive subsidiaries not depicted here, which have no material liabilities or assets and do not engage in any material business activities.

Energy Fuels Inc. – Entity Organization Chart

Business of EFI

EFI is the only conventional producer of uranium in the United States, and among the largest holders of U.S.-based NI 43-101 uranium resources. EFI owns the only conventional uranium mill operating in the U.S., two producing uranium mines, one fully-permitted uranium mine under construction, five permitted mines on standby, and numerous uranium and uranium/vanadium development and exploration properties located throughout the western United States. EFI also produces vanadium as a co-product from some of its Colorado Plateau mines and recycles uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium.

EFI’s principal assets as at the date of this Circular include 100% ownership of the following:

  the White Mesa Mill, located near Blanding, Utah, the only conventional uranium mill currently operating in the United States;

  the Arizona Strip uranium properties, located in north central Arizona, including the Arizona 1 Mine and Pinenut Mine, two currently producing uranium mines, and the Canyon Mine, a fully- permitted uranium mine currently under construction;

  the Colorado Plateau Properties, located in eastern Utah and western Colorado, including standby uranium/vanadium mines in the Corporation’s La Sal Complex and Sunday Complex;

  the Daneros Mine, located in the White Canyon district in southeastern Utah, currently on standby, as well as nearby exploration properties;

  the Henry Mountains Complex, located in south central Utah, a large permitted and developed uranium project on standby;

  the Sheep Mountain Project, located in central Wyoming, a large-scale uranium project currently in permitting and development;

  uranium sales contracts with utility companies; and

  alternate feed processing contracts, toll milling agreements and joint venture agreements.

EFI entered the uranium industry in 2007. Through a number of acquisitions, including Magnum Uranium Corp. in July 2009, Titan Uranium Inc. in February 2012, and Denison Mines Corp.’s US Mining Division in June 2012, EFI is now a fully-integrated uranium and vanadium producer.

For further information regarding the material properties, assets and three-year history of EFI, please see “General Development of the Business” and “Energy Fuels’ Business” in the EFI AIF, which is incorporated by reference in this Circular. The EFI AIF can be found under EFI’s SEDAR profile at www.sedar.com and was filed by EFI on December 20, 2012.

INFORMATION ABOUT STRATHMORE MINERALS CORP.

Information pertaining to Strathmore has been furnished by Strathmore or is derived from information provided by Strathmore. See “General Information - Information Concerning Strathmore Minerals Corp.”

Overview and Corporate Structure

Strathmore was incorporated by memorandum and articles pursuant to the Company Act (British Columbia) on April 16, 1987 under the name 325240 B.C. Ltd. On July 28, 1988, Strathmore changed its name to Achievers Media Corporation and was continued under the Canada Business Corporations Act by filing Articles of Continuance with the Director, Consumer and Corporate Affairs, Canada. Strathmore was extra-provincially registered in British Columbia effective September 29, 1988. Strathmore was listed on the TSX Venture Exchange (formerly the Canadian Venture Exchange and the Vancouver Stock Exchange) on September 26, 1989. On November 2, 1992, Strathmore was declared inactive by the TSX Venture Exchange. On November 6, 1992, Strathmore changed its name to The Achievers Training Group Inc. and consolidated its share capital on the basis of one new share for every five existing shares.

On May 5, 1993, Strathmore was continued into British Columbia, and a Certificate of Continuation under the Company Act (British Columbia) was issued by the British Columbia Registrar of Companies on June 21, 1993, at which time Strathmore changed its name to Rockwealth International Resource Corp. On June 25, 1993, Strathmore's inactive designation was removed by the TSX Venture Exchange. On August 7, 1996 Strathmore changed its name to Strathmore Resources Ltd. On September 19, 2000, Strathmore changed its name to Strathmore Minerals Corp. and consolidated its share capital on the basis of one new share for every five existing shares. Strathmore transitioned under the BCBCA on January 24, 2006.

Strathmore is a reporting issuer in British Columbia, Alberta, and Ontario. The Strathmore Common Shares trade on the TSX under the symbol “STM” and on OTC-QX under the symbol STHJF. As of December 31, 2012, Strathmore had 27 employees.

Strathmore's registered office is located at 595 Burrard Street, Suite 2600, Vancouver, B.C., V7X 1L3 and its head office is located at 1708 Dolphin Avenue, Suite 312, Kelowna, B.C., Canada V1Y 9S4; telephone: (800) 647-3303; fax: (250) 979-6363; e-mail: info@strathmoreminerals.com; website: www.strathmoreminerals.com.

Intercorporate Relationships

The following chart describes the inter-corporate relationships showing Strathmore’s wholly-owned material subsidiaries as at July 15, 2013.

Business

Strathmore is engaged in locating, acquiring, exploring and, if warranted, developing mineral resource properties with a particular emphasis on properties which may contain economic reserves of uranium, gold, and copper. The properties in which Strathmore has an interest or the right to acquire an interest are currently in the exploration, development, and permitting stages. Strathmore's current material properties are located in New Mexico and Wyoming in the United States.

Strathmore has established a portfolio of previously discovered but not yet mined mineral deposits in areas historically known for uranium production. Strathmore is focusing its energies on bringing its Roca Honda Project (New Mexico) and Gas Hills Project (Wyoming) into production, subject to obtaining the necessary permits and other regulatory approvals. Strathmore’s secondary focus is to enhance shareholder value from the 2012 acquisition of the Copper King Project. Plans are being formulated to permit and ultimately bring the Copper King Project into production.

For information regarding the three-year history of Strathmore, please see “General Development of the Business” in the Strathmore AIF, which is incorporated by reference in this Circular. The Strathmore AIF can be found under Strathmore’s SEDAR profile at www.sedar.com and was filed by Strathmore on March 27, 2013.

Operations

Mineral Projects

The mineral properties which are currently material to Strathmore are the Roca Honda Project located in New Mexico, USA, the Gas Hills Project located in Wyoming, U.S.A and the Copper King Project located in Laramie County, Wyoming.

A summary of all previously defined, historical uranium assets as well as Strathmore’s significant U.S. uranium properties is below under the heading “Uranium Resources Summary by Property”.

Roca Honda Project, New Mexico

In 2007, Strathmore (60%) and certain affiliates of Sumitomo Corporation of Japan (“Sumitomo”) (40%) established the Roca Honda J.V. to develop the Roca Honda deposit. In 2009, Roca Honda J.V. submitted its Roca Honda mine permit application to the New Mexico Mining and Minerals Division and U.S. Forest Service. This permit was deemed administratively complete by the regulatory agencies, and is now undergoing technical review. Currently, the Roca Honda Project is held by Roca Honda Resources LLC., with Strathmore as the operator.

The Roca Honda Preliminary Economic Analysis was completed by RPA in 2012. It evaluated an underground operation using both step room-and-pillar stoping in the lower grade zones and drift-and-fill stoping in the higher grade sections, and the construction of a mill. The mill would be a conventional uranium mill including agitated acid leaching, counter-current decantation, solvent extraction, and precipitation. Based on the current Mineral Resources, the mine life would be nine years at an average mining rate of 1,085 tons per day.

The Roca Honda Project Technical Report is considered by RPA to meet the requirements of a preliminary economic analysis as defined in NI 43-101. The economic analysis contained in the Roca Honda Technical Report is based, in part, on Inferred Mineral Resources, and is preliminary in nature. Inferred resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that the development, production, and economic forecasts on which the Roca Honda Preliminary Economic Analysis is based will be realized.

The following table summarizes the Mineral Resource estimates for the Roca Honda Project, as set out in the Roca Honda Project Technical Report. The Mineral Resource estimate and classification are in accordance with the CIM Standards on Mineral Resources and Mineral Reserves incorporated in NI 43-101.

MINERAL RESOURCES – AUGUST 9, 2011
Roca Honda Resources LLC – Roca Honda Project

Classification	Tons (000)	Grade %U3O8	Pounds U3O8 (000)
Measured Resources	284	0.395	2,247
Indicated Resources	1,793	0.405	14,536
Total Measured and Indicated Resources	2,077	0.404	16,783

Inferred Resources	1,448	0.411	11,894

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is Patti Nakai-Lajoie, P.Geo.
3.	Mineral Resources are estimated using a cut-off grade of 0.13% U3O8 .
4.	A minimum mining thickness of six feet was used.
5.	Numbers may not add due to rounding.

Considering the Roca Honda Project on a stand-alone basis, the base case undiscounted pre-tax cash flow without toll milling and including contingency totals US $713 million over the mine life, and payback occurs early in the fifth year of production, assuming a uranium price of US$75 per pound. The annual uranium production during operation was estimated to be 2.6 million pounds per year, with a maximum annual production of 3.9 million pounds.

The pre-tax internal rate of return (IRR) is 19.2% and the pre-tax net present value (NPV), assuming a uranium price of US$75 per pound, is as follows:

  US$713.1 million at a 0% discount rate;

  US$350.8 million at a 5% discount rate;

  US$220.1 million at an 8% discount rate; and

  US$106.0 million at a 12% discount rate.

The net revenue per pound of product was estimated to be US $73.55, and the operating cost per pound of product was estimated to be US $23.82. The average annual product production was estimated to be 2.6 million pounds of uranium (1,450 tons of uranium oxides).

Further details in respect of the Roca Honda Project and the Roca Honda Technical Report are provided in the Strathmore AIF, a copy of which is available under Strathmore’s profile on SEDAR at www.sedar.com.

In October 2009, Strathmore submitted its Roca Honda Mine permit application to the New Mexico Energy, Minerals and Natural Resources Department (Mines and Minerals Division) and the US Forest Service (Cibola National Forest) for the proposed development of Roca Honda as an underground mine. Roca Honda is one of the largest and highest grade proposed uranium mines in the United States in over 30 years. The Roca Honda mine permit application submission represented a major milestone in Strathmore's corporate history. In November 2009, state and federal regulatory agencies deemed this submission “administratively complete”.

In 2010, under the direction of the US Forest Service (“USFS”), preparation of an independent draft Environmental Impact Statement (“DEIS”) was contracted to the Mangi Environmental Group. The DEIS was completed in December, 2012. Notice of availability of the DEIS was published in the Federal Register, the daily journal of the United States Government, on March 15, 2013. The publication of the DEIS officially started the 60 day public comment period. Two "open-house" public meetings were held in Grants and Gallup, New Mexico in April 2013, to provide an opportunity for the public to discuss the project, and submit oral and written comments. This process will ultimately lead to the completion of the Final Environmental Impact Statement and the Roca Honda mine permit Record of Decision expected later this year.

Gas Hills Project, Wyoming

The Gas Hills Project, located in Fremont and Natrona Counties, Wyoming, totals about 35,000 acres and consists of 1,683 unpatented lode mining claims, one State of Wyoming mineral lease, and one private mineral lease. The properties are in central Wyoming within Townships 31-33 North, Ranges 89 - 91 West, 6th Principal Meridian.

The Gas Hills Technical Report was prepared by Chlumsky, Armbrust & Meyer LLC (“CAM”) in accordance with NI 43-101. The Gas Hills Technical Report summarizes the pre-1990 historical exploration and production on the Gas Hills Project, and Strathmore’s drilling from 2007 to November 2011. The Report mainly focuses on five prospects or targets, being the Day Loma, George-Ver, Loco-Lee, Jeep and Rock Hill properties, that had previous production and are believed to contain potentially economic uranium mineralization. Despite the significant historical drilling, including thousands of drill holes and historical estimates by previous operators for these five properties, and Strathmore’s possession of two data libraries, these data have not been verified in sufficient detail to provide comprehensive NI 43-101 compliant statements of Mineral Resources, other than Inferred Mineral Resource estimates for the Day Loma and Rock Hill properties. Subsequent to the November 11, 2011 cut-off date of data used in the Gas Hills Project Technical Report, Strathmore initiated an $8 million confirmation and drilling exploration program designed to provide sufficient verifiable data and information to support the preparation of current resource estimates. The Gas Hills Project is considered by CAM to have very good exploration potential.

In 2007, Strathmore began mine permitting activities for the Gas Hills Project. At the George-Ver property, Strathmore completed the installation of three ground water monitoring wells for the purpose of establishing baseline ground water quality and to perform hydrogeological testing. Air quality and meteorological monitoring stations were also installed at this time. These activities begin the process of mine permit submittal, which requires a minimum of one year’s sampling to establish baseline conditions. A mine permit application was submitted in the fourth quarter of 2012. Any production from the Gas Hills Project is subject to economic feasibility, receiving approval of the mine permit from government regulatory authorities, in addition to thoroughly evaluating milling and or heap leaching options, and successfully developing a uranium extraction alternative subject to approval by the Nuclear Regulatory Commission.

On February 1, 2012, Strathmore entered into a strategic definitive agreement with KEPCO for a private equity placement and a phased joint venture for the development of the Gas Hills Project. Phase I comprised a US $8 million private equity placement totalling 14,586,182 Strathmore Common Shares at Cdn$ 0.55 per common share, with the proceeds to be expended on a Phase I exploration, development and permitting program. KEPCO retains the option to participate in a Phase II program, whereby KEPCO can earn-in up to a 40% interest in the Gas Hills project by spending an additional US$32 million over three years beginning in 2013. In addition, the definitive agreement contains future off-take provisions based on KEPCO’s equity ownership and project ownership in the Gas Hills Project.

During the year ending December 31, 2012, Strathmore completed 321 drill holes totaling 116,350 feet in the Main Gas Hills Project areas. This program focused primarily on confirming the historical resource estimates at George Ver, Loco Lee, Rock Hill, Bullrush and Day Loma, while exploration drilling has targeted the area to the west of Bullrush to test for potential new uranium mineralization. In addition, exploration drilling commenced at the Beaver Rim prospect, located immediately south of the Main Gas Hills deposits, in mid-July. A total of 39 drill holes were completed at the East Diamond, West Diamond, North Black Diamond, and South Black Mountain prospects. As drilling progressed, it was decided to relocated drill rigs from the Beaver Rim to the Main Gas Hills properties in an effort to complete the necessary confirmation drilling for updating the NI 43-101 resource. Confirmation drilling in the Main Gas Hills resumed in May, 2013 and the Phase I program was completed in June. Results are under review with KEPCO.

Copper King Project, Wyoming

The Copper King Project covers about five square kilometres and is located in southeastern Wyoming, approximately 32km west of the city of Cheyenne, on the southeastern margin of the Laramie Range. Strathmore acquired its interest in the Copper King Project in May 2012 through the acquisition of all of the issued and outstanding shares of Saratoga Gold Company Ltd. (“Saratoga”), which controls the property through two State of Wyoming Metallic and Non-metallic Rocks and Minerals Mining Leases that extend through February 1, 2023 and February 1, 2014.

The Copper King Technical Report, a copy of which is available on SEDAR under Strathmore’s profile, was prepared for Strathmore by Mine Development Associates (“MDA”). The Copper King Technical Report includes an initial NI 43-101 compliant Mineral Resource estimate and a preliminary economic assessment (“PEA”) for the gold-copper resources outlined to date at the Copper King Project.

A summary of the total Copper King Mineral Resource estimate is tabulated below. The stated resource is fully diluted to 6.1m by 6.1m by 6.1m blocks (20ft by 20ft by 20ft) and is tabulated on an AuEq cut-off grade of 0.514g AuEq/t (0.015oz AuEq/ton). All material, regardless of which metal is present and which is absent, is tabulated. Because multiple metals exist, but do not on a local scale co-exist, the AuEq grade is used for tabulation. Using the individual metal grades of each block, the AuEq grade is calculated using the following formula: g AuEq/t = g Au/t + (2.057143 * %Cu) This formula is based on prices of US$1,000.00 per ounce gold, and US$3.00 per pound copper. No metal recoveries are applied, as this is the in situ resource.

Summary Table of Current Copper King Resources

Measured and Indicated Resource:
Class	Au-equiv.	Cutoff	tons	tonnes	oz Au/ton	g Au/t	oz Au	% Cu	lbs. Cu
Measured	0.015	0.51	15,130,000	13,730,000	0.018	0.62	272,000	0.199	60,120,000
Indicated	0.015	0.51	44,620,000	40,480,000	0.015	0.50	654,000	0.183	162,880,000
Total M+I	0.015	0.51	59,750,000	54,210,000	0.015	0.53	926,000	0.187	223,000,000

Inferred Resource:
Class	Au-equiv.	Cutoff	tons	tonnes	oz Au/ton	g Au/t	oz Au	% Cu	lbs. Cu
Inferred	0.015	0.51	15,620,000	14,170,000	0.011	0.38	174,000	0.20	62,530,000

The Copper King resource contains oxide, mixed oxide-sulfide, and sulfide rock types. At the stated AuEq cut-off grade of 0.51g AuEq/t (0.015oz AuEq/ton), approximately 80% of the resource is sulfide material with the remaining 20% split evenly between the oxide and mixed rock types.

MDA also completed a preliminary economic analysis (PEA) for the Copper King Project. A PEA is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as Mineral Reserves, and there is no certainty that the preliminary assessment will be realized. The PEA assumes open-pit mining with copper and gold recovery by flotation. This study assumes material would be processed at a rate of 10,000 tons per day. The ore-grade material would be crushed in or near the mine and transported to the plant located close to the mine. A gold price of $1,100/oz and a copper price of $3/lb. were used for the economic evaluation. The pre-tax economic analysis of the project, including the 5% Wyoming state royalty, shows a 31.2% internal rate of return and a net present value (5%) of $159.5 million.

Nose Rock Project, New Mexico

Strathmore's Nose Rock property is located northeast of Crownpoint, within the Grants Uranium District in New Mexico. Strathmore acquired through minerals leases, or by claim staking, an additional 7 sections contiguous or near the primary Section 36 lease, increasing the size of the property holdings to approximately 5,000 acres (2,023 Ha).

In 2009, Strathmore completed a NI 43-101 technical report for a portion of the Nose Rock Property. The report, entitled “Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico, dated February 9, 2009, and prepared by Alinco GeoServices, is available on SEDAR under Strathmore’s profile. Strathmore considers the Nose Rock property to be a non-core mineral property.

Dalton Pass Uranium Property, New Mexico

The Dalton Pass Property comprises 1,320 acres (534 Ha) of federal lode mining claims. It is located between Church Rock and Crownpoint in the western part of the Grants Uranium District.

In 2009, Strathmore completed a NI-43-101 technical report for a portion of the property. The report, entitled “Technical Report on Section 32, T17N, R13W, Dalton Pass Uranium Property, McKinley County, New Mexico, dated January 30, 2009, and prepared by Alinco GeoServices Inc., is available on SEDAR under Strathmore’s profile. Strathmore considers the Dalton Pass property to be a non-core mineral property.

Church Rock Property, New Mexico,

The Church Rock property comprises 640 acres (258 Ha). It was acquired from Rio Algom Corporation, successor to the Kerr-McGee Nuclear Corporation, in 2004. Historical mineral estimates were reported by Kerr-McGee in 1979 and Rio Algom in 1995. Strathmore considers Church Rock to be a non-core mineral property.

Marquez Property, New Mexico,

The Marquez Property comprises 14,501 acres (5,868 Ha), and is located in the eastern part of the Grants Mineral Belt in northwest New Mexico.

In 2010, Strathmore completed a NI 43-101 technical report for the Marquez Property. The report, entitled “Marquez Uranium Property, McKinley and Sandoval Counties, New Mexico” dated June 10, 2010, and prepared by Alinco GeoServices Inc. is available on SEDAR under Strathmore’s profile. Strathmore considers Marquez to be a non-core mineral property.

Juniper Ridge, Wyoming

The Juniper Ridge property comprises 4,710 acres (1,906 Ha). In November, 2010, Strathmore entered into a purchase and sale agreement with Crosshair Exploration & Mining Corp (now known as Crosshair Energy Corp. or “Crosshair”) for the sale of the Juniper Ridge property.

On December 3, 2012, Strathmore received notice of termination of the Juniper Ridge purchase and sale agreement from Crosshair, and the property was returned to Strathmore. Crosshair spent considerable time, effort, and funds to advance the Juniper Ridge project, and completed a NI 43-101 technical report entitled "Juniper Ridge Uranium Project, Carbon County, Wyoming, USA; 43-101 Mineral Resource Technical Report," dated February 21 2012, and prepared by BRS Engineering. This report is available on SEDAR under Crosshair’s profile. Strathmore considers Juniper Ridge to be a non-core mineral property.

Other Properties

Other properties held by Strathmore include Copper Mountain, Sky, and the Shirley Basin properties, all located in Wyoming, and Chord, which is located in South Dakota. Strathmore considers all of these properties to be non-core mineral or exploration properties.

Uranium Resources Summary by Property

The following table updates all of the Strathmore’s uranium resources, excluding the Chord Property in South Dakota. Additions and changes are anticipated over the following year as drilling databases are acquired and analyzed, new properties are acquired or divested. The table identifies core projects and those properties that comprise the development project pipeline. Both NI 43-101 compliant resources (measured, indicated, inferred), and historical resources as defined by the results of exploration completed by previous mining companies are included. This table revisits previously released information and adds the new historical and/or NI 43-101 resources where appropriate.

Location	Previous Operator/Source (Date of Resource Estimate)	Resource Classification	Tonnage	Grade % U3O8	lbs./U308
Core Projects: New Mexico & Wyoming
Roca Honda,	Roscoe Postle Associates	NI 43-101 Measured	284,000	0.395	2,247,000
New Mexico	Inc.(2012)	NI 43-101 Indicated	1,793,000	0.405	14,536,000
		NI 43-101 Measured +	2,077,000	0.404	16,783,000
		Indicated	1,448,000	0.411	11,894,000
		NI 43-101 Inferred
Main Gas Hills-	Chlumsky, Armbrust &	NI 43-101 Inferred	1,600,000	0.15	4,700,000
Day Loma	Meyer LLC (2012)
Main Gas Hills -	Chlumsky, Armbrust &	NI 43-101 Inferred	600,000	0.07	900,000
Rock Hill	Meyer LLC (2012)
Main Gas Hills,	Federal American Partners	Historical*
Wyoming:	(1984) & Pathfinder (1996)	Amazon	285,000	0.06	366,000*
		Andria	740,000	0.06	950,000*
		Badlands	163,000	0.07	216,000*
		Bullrush	1,737,000	0.07	2,307,000*
		Frazier Lamac	697,000	.0.11	1,522,000*
		Loco-Lee	3,369,000	0.07	4,644,000*
		Sunset	1,395,000	0.06	1,813,000*
		George-Ver	1,031,000	0.07	1,493,000*
		Jeep	297,000	0.08	463,000*
Development Project Pipeline: NM & WY
(Non-Core Properties)
Church	Kerr McGee (1979)	Historical* Cut-off 6’ of	6,050,000	0.09	10,900,000*
Rock, NM	Rio Algom (1995)	0.05%	2,564,000	0.11	5,502,000*
		Historical* Cut-off 5’ of
		0.10%
Marquez,	Kerr McGee (1977)	NI 43-101 Measured	999,000	0.13	2,512,000
New	HM. Alief, 43-101 (2010)	NI 43-101 Indicated	2,612,000	0.13	6,618,000
Mexico		NI 43-101 Measured +	3,611,000	0.13	9,130,000
		Indicated	2,160,000	0.11	4,907,000
		NI 43-101 Inferred
Nose Rock	Phillips Uranium (1979)	NI 43-101 Measured	310,000	0.15	906,000
(Sec. 1),	HM. Alief, 43-101 (2009)	NI 43-101 Indicated	575,000	0.15	1,688,000
NM		NI 43-101 Measured +	884,000	0.15	2,594,000
		Indicated	167,000	0.14	452,000
		NI 43-101 Inferred
Nose Rock	Phillips Uranium (1979)	Historical*	4,384,000	0.16	14,303,000*
(Sec. 36),
NM
Dalton Pass	Pathfinder (1980)	NI 43-101 Measured	447,000	0.09	839,000
(Sec. 32),	HM. Alief, 43-101 (2009)	NI 43-101 Indicated	1,176,000	0.10	2,232,000
NM		NI 43-101 Measured +	1,623,000	0.10	3,071,000
		Indicated	908,000	0.08	1,530,000
		NI 43-101 Inferred
Roca Honda	Kerr McGee (1980)	Historical*	87,000	0.18	312,000*
North, NM
Sec. 2 13N	Homestake (1979)	Historical*	199,000	0.17	665,000*
9W, NM
West Largo,	Kerr McGee (1980)	Historical*	382,000	0.21	1,580,000*
NM
Sky, WY	Pathfinder (1980)	NI 43-101 Indicated	669,000	0.07	948,000
	C. Snow, 43-101 (2007)	NI 43-101 Inferred	55,000	0.05	54,000
Juniper	AGIP Mining (1986)	NI 43-101 Indicated	4,140,000	0.063	5,200,000
Ridge, WY	BRS Engineering (2012)
Ketchum	Pathfinder (1980)	Historical*	1,135,000	0.06	1,455,000*
Buttes, WY
Copper	Anaconda (1997)	Historical*	Under	Under	Under Review
Mountain,			Review	Review
WY
Jeep,	Federal American (1983)	NI 43-101 Measured	229,000	0.08	378,000
Wyoming	C. Snow, 43-101 (2007)	NI 43-101 Indicated	88,000	0.06	106,000
		NI 43-101 Measured +	317,000	0.07	484,000
		Indicated	150,000	0.05	150,000
		NI 43-101 Inferred

* The historical estimates presented in the table above were completed prior to the implementation of NI 43-101. Given the quality of the historic work completed on the properties in Wyoming and New Mexico discussed herein and the production history of Gas Hills Uranium District and the Grants Mineral District, Strathmore believes the historic estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current Mineral Resources, and Strathmore is not treating the historical estimates as current Mineral Resources. Hence, they should not be relied upon. It should be noted that Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

The technical information in the above table has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, Chief Executive Officer for Strathmore Minerals Corp., PG 363 Wyoming and Society for Mining, Metallurgy & Exploration Registered Member 2205106RM, a Qualified Person under NI 43-101.

Impairment of Strathmore’s Mineral Properties

In connection with the preparation of the Strathmore Annual Financial Statements and the Strathmore Interim Financial Statements, Strathmore reviewed the carrying values of its assets, including the carrying values of its mineral properties, and determined that there were not any indications of impairment as of December 31, 2012 and March 31, 2013. The fair market value of the aggregate EFI Payment Shares to be issued in connection with the Acquisition, based on the June 30, 2013 closing price of the EFI Common Shares on the TSX, is less than the carrying values of Strathmore's mineral properties. Strathmore, as a result of entering into the Arrangement Agreement with EFI on June 11, 2013, expects to record an impairment charge related to its mineral properties in its June 30, 2013 financial statements.

Interest of Certain Persons in the Acquisition

EFI has been informed that, except as disclosed herein, none of the directors and executive officers of Strathmore has a material interest, direct or indirect by way of beneficial ownership of securities or otherwise in the Plan of Arrangement. The officers and directors of Strathmore and their associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 3,406,521 Strathmore Common Shares, representing approximately 2.7% of the Strathmore Common Shares outstanding as of the close of business on July 12, 2013. All of the Strathmore Common Shares held by the executive officers and directors of Strathmore will be treated in the same fashion under the Plan of Arrangement as Strathmore Common Shares held by any other Strathmore Shareholder.

Change of Control Provision under Employment Agreements

Pursuant to the Strathmore Employment Termination Policy, all Strathmore officers and employees are entitled to payment of Strathmore Employment Termination Obligations in the event that their employment is terminated (as defined in the Policy) within six months following a change of control of Strathmore. The amount of the Strathmore Employment Termination Obligation payable to each officer or employee is the officer’s or employee’s salary for a notice period based on the officer’s or employee’s position and length of service. The aggregate amount of the Strathmore Employment Termination Obligations which would be payable to the seven senior officers of Strathmore is approximately Cdn$2,336,5302. As described above under “Cancellation Consideration”, the seven senior officers of Strathmore have each entered into Strathmore Employee Letter Agreements pursuant to which such officers have each agreed that 50% of any Strathmore Employment Termination Obligation which may become owing to them shall be satisfied by the issuance of EFI Common Shares as Cancellation Consideration. The number of EFI Common Shares which may be issued as Cancellation Consideration will be based on the volume weighted average trading price of the EFI Common Shares for the five trading days preceding the date or dates on which the Strathmore Employment Termination Obligations become payable. Assuming a volume weighted average trading price of $0.175 (being the closing price of the Existing EFI Shares on July 12, 2013, a maximum aggregate of 6,675,800 Existing EFI Shares would be issuable as Cancellation Consideration in satisfaction of Cdn$1,168,265 of the Strathmore Employment Termination Obligations. Assuming a volume weighted average trading price of $0.15, a maximum aggregate of 7,788,433 Existing EFI Shares would be issuable as Cancellation Consideration in satisfaction of Cdn$1,168,265 of the Strathmore Employment Termination Obligations.

_____________________
2 Based on maximum obligations of Cdn$192,911 and US$2,061,172 (which amount has been converted to Cdn$2,143,619, using an assumed exchange rate of US$1.00=Cdn$ 1.04.

Material Contracts

Except as described above, none of Strathmore or the Strathmore Subsidiaries is a party to any material contracts entered into outside of the ordinary course of business.

Dividends

Strathmore has not paid cash dividends or made any distributions in the last three completed financial years.

Management’s Discussion and Analysis

For management’s discussion and analysis of Strathmore please see the Strathmore Annual MD&A and the Strathmore Interim MD&A. The Strathmore Annual MD&A can be found under Strathmore’s SEDAR profile at www.sedar.com.

Consolidated Capitalization and Options to Purchase Securities

If the Plan of Arrangement becomes effective, EFI will indirectly acquire all of the issued and outstanding Strathmore Common Shares and Strathmore RSUs upon the amalgamation of Strathmore and Subco, and the amalgamated corporation resulting from such amalgamation will become a wholly-owned subsidiary of EFI. All Strathmore Shareholders and holders of Strathmore RSUs as of the Effective Time will become EFI Shareholders. In addition, Strathmore Options will be exchanged for EFI Replacement Options.

The Strathmore Common Shares trade on the TSX under the symbol “STM” and on the OTC-QX under the symbol “STHJF”.

As of the date of this Circular, there are 124,673,285 Strathmore Common Shares and 2,143,668 Strathmore RSUs outstanding.

As of the date of this Circular, the following Strathmore Options are outstanding:

Issue Date	Expiry Date	# of Strathmore Common Shares Issuable upon Exercise	Exercise Price
September 26, 2008	September 26, 2013	150,000	$0.60
November 10, 2008	November 10, 2013	3,875,000	$0.41
February 1, 2011	February 1, 2014	100,000	$1.30
February 17, 2010	February 17, 2015	1,485,000	$0.65
February 17, 2012	February 17, 2015	400,000	$0.55
November 29, 2010	November 29, 2015	190,000	$1.30
December 23, 2010	December 23, 2015	1,280,000	$1.17
February 22, 2012	February 22, 2022	1,050,000	$0.56

Issue Date	Expiry Date	# of Strathmore Common Shares Issuable upon Exercise	Exercise Price
October 26, 2012	October 26, 2022	1,600,000	$0.215
Total		10,130,000

Prior Sales

Strathmore has not distributed Strathmore Common Shares or securities convertible into Strathmore Common Shares in the past twelve month period.

Price Range and Trading Volumes of the Strathmore Common Shares

The Strathmore Common Shares are listed on the TSX under the symbol “STM”. The following table sets forth the price range and trading volume for the Strathmore Common Shares on the TSX for the periods listed below:

	High	Low
	Cdn$	Cdn$	Volume
July 1 – 12, 2013	0.240	0.195	1,078,274
June, 2013	0.240	0.195	2,501,202
May, 2013	0.245	0.145	4,467,863
April, 2013	0.220	0.135	2,751,493
March, 2013	0.240	0.200	1,374,728
February, 2013	0.290	0.210	3,097,986
January, 2013	0.320	0.230	2,949,983
December, 2012	0.270	0.185	4,671,107
November, 2012	0.250	0.185	2,632,401
October, 2012	0.275	0.200	3,295,245
September, 2012	0.300	0.250	2,611,149
August, 2012	0.335	0.250	1,536,123
July, 2012	0.305	0.235	1,382,680

The closing price of the Strathmore Common Shares on the TSX on July 12, 2013 was Cdn$0.24. The closing price of the Strathmore Common Shares on the TSX on May 23, 2013, the last trading day prior to the announcement of the Arrangement, was Cdn$0.18.

Directors and Executive Officers

The following table sets forth, for each director and executive officer of Strathmore: his or her name; municipality, province or state and country of residence; all positions and offices held by him or her; the month and year in which he or she was first elected a director and his or her principal occupation during the preceding five years.

Name and Municipality of Residence(1)	Principal Occupation	Director Since
David R. Miller Riverton, Wyoming, U.S.A. Chief Executive Officer and Director	Chief Executive Officer of Strathmore from January 1, 2008 to present and a Geologist. President and COO of Strathmore from November 25, 2005 to December 31, 2007.	June 8, 2006

Name and Municipality of Residence(1)	Principal Occupation	Director Since
Steven Khan Vancouver, B.C., Canada President and Director	President of Strathmore from January 1, 2008 to present. Executive Vice President of Strathmore from June 8, 2006 to December 31, 2007.	February 10, 2010
Patrick Groening Kelowna, B.C., Canada Chief Financial Officer	Chief Financial Officer of Strathmore from April 27, 2005 to present.	Not applicable
Craig Christy Kelowna, B.C. Canada Corporate Secretary	Corporate Secretary of Strathmore from August 1, 2010 to present.	Not Applicable
Dr. Dieter A. Krewedl(2)(3) Truckee, California, U.S.A. Director	Dr. Krewedl is a retired Geologist and Businessman.	January 14, 2005
Ralph J. Goehring(2)(3) California, U.S.A. Director	Mr. Goehring is a CPA (inactive status) and was CFO of Berry Petroleum Company from 1992 to 2008. He is currently a financial advisor.	September 29, 2008
Tim Janke(2)(3) Nevada, U.S.A. Director	Mr. Janke is a Mining Engineer with extensive experience in gold and uranium mining.	November 29, 2010
John DeJoia Santa Fe, New Mexico, U.S.A. Senior VP New Mexico Operations	Senior Vice President, Strathmore New Mexico Operations from March 7, 2005 to present.	Not applicable
James Crouch Riverton, Wyoming, U.S.A. VP Wyoming Operation	Vice President, Strathmore Wyoming Operations from January 1, 2008 to present.	Not applicable
Juan, Velasquez Santa Fe, New Mexico, U.S.A. VP Environmental and Regulatory Affairs	Vice President of Environmental and Regulatory Affairs from March 7, 2005 to present.	Not applicable

Notes:

(1)

Each director is elected at the annual general meeting of shareholders to serve until the next annual general meeting or until a successor is elected or appointed. Executive officers are appointed annually and serve at the discretion of the Board.

(2)	Member of the Audit Committee of the Board.
(3)	Member of the Compensation Committee of the Board.

Indebtedness of Directors and Executive Officers

No officer or director of Strathmore was indebted to Strathmore, as applicable, at any time during such company’s last completed financial year.

Legal Proceedings and Regulatory Actions

Since the beginning of its respective most recently completed financial year, Strathmore has not been a party to, or was the subject of, a legal or regulatory proceeding which is currently material to Strathmore.

Auditors

The auditors of Strathmore are Ernst & Young LLP.

INFORMATION ABOUT EFI AFTER GIVING EFFECT TO THE ACQUISITION General

If the Plan of Arrangement becomes effective, EFI will indirectly acquire all of the issued and outstanding Strathmore Common Shares and Strathmore RSUs upon the amalgamation of Strathmore and Subco, and the amalgamated corporation resulting from such amalgamation will become a wholly-owned subsidiary of EFI. All Strathmore Shareholders and holders of Strathmore RSUs as of the Effective Time will become EFI Shareholders. In addition, Strathmore Options will be exchanged for EFI Replacement Options.

EFI will continue to be a corporation governed by the laws of Ontario, and the EFI Common Shares will continue to trade on the TSX under the symbol “EFR” and in the United States on the OTC-QX under the symbol “EFRFF”. Strathmore Common Shares will have been delisted from the TSX.

Head Office

On completion of the Acquisition, EFI’s registered office will remain at 2 Toronto Street, Suite 500, Toronto, Ontario M5C 2B6.

Transfer Agent and Auditor

On completion of the Acquisition, EFI’s transfer agent will continue to be CIBC Mellon Trust Company and the auditor will continue to be KPMG LLP.

Directors and Officers

The EFI Board currently consists of nine directors. The Arrangement Agreement provides that upon completion of the Plan of Arrangement, the EFI Board shall consist of no more than eleven directors, of whom one director shall be a nominee of Strathmore. Prior to the Effective Date, Strathmore will designate its nominee, who shall be an independent director with respect to EFI, for appointment to the EFI Board. The EFI Board has also determined that, upon completion of the Plan of Arrangement, it will appoint an individual nominated by KEPCO to the EFI Board. Upon completion of the Plan of Arrangement, the EFI Board intends to pass a resolution to increase the number of directors of EFI from nine to eleven, and to appoint the individuals nominated by Strathmore and KEPCO to the EFI Board to fill the vacancies created by such increase.

After giving effect to such changes, the EFI Board would consist of Stephen P. Antony, J. Birks Bovaird, Paul A. Carroll, Mark E. Goodman, Bruce D. Hansen, Larry Goldberg, Richard Patricio, Ron F. Hochstein, W. Robert Dengler, the individual nominated by Strathmore, and the individual nominated by KEPCO.

No changes to the senior officers of EFI are anticipated upon completion of the Plan of Arrangement. Stephen P. Antony will continue as President and Chief Executive Officer of EFI, and Graham G. Moylan will continue as Chief Financial Officer of EFI.

Business of EFI Post-Plan of Arrangement

EFI and Strathmore believe the Plan of Arrangement will position the newly combined EFI as the premier pure-play U.S. uranium company, supported by significant current uranium production of 1.175 million lbs. for its current fiscal year, as well as a robust pipeline of development projects.

Upon completion of the Plan of Arrangement, EFI’s primary assets will consist of:

   the White Mesa mill, a 2,000-ton per day uranium and vanadium processing plant near Blanding, Utah;

  the Arizona Strip properties;

  the Colorado Plateau Properties, straddling the Colorado and Utah border;

  the Henry Mountains uranium complex in southern Utah;

  the Sheep Mountain Project, located in Fremont County, Wyoming;

  the Whirlwind mine located in Mesa County, Colorado and Grand County, Utah;

  the Energy Queen mine located in San Juan County, Utah;

  the San Rafael Project, located in Emery County, Utah;

  the Sage Plan Project, located in San Juan County, Utah and San Miguel County, Colorado;

  the proposed Piñon Ridge Mill project land and license, located near Naturita, Colorado;

  the 60% interest in the Roca Honda Project located in New Mexico;

  the Gas Hills Project located in Wyoming, U.S.A;

  the Copper King Project property located in Laramie County, Wyoming; and

  the Juniper Ridge Property located in Wyoming, U.S.A.

Corporate Structure Following the Completion of the Plan of Arrangement

The following chart shows the proposed inter-corporate relationships among EFI and its material subsidiaries, after completion of the Plan of Arrangement:

Energy Fuels Inc.
Post-Acquisition Organization Chart

Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial information for EFI after giving effect to the Acquisition and Plan of Arrangement is based on the assumptions described in the notes to the unaudited condensed consolidated pro forma financial statements of EFI as at and for the six month period ended March 31, 2013 and for the year ended September 30, 2012, attached to this Circular as Schedule D. The unaudited pro forma condensed consolidated statement of financial position as at March 31, 2013 gives effect to the proposed Acquisition by EFI as if it had occurred as at March 31, 2013. The unaudited pro forma condensed consolidated statement of comprehensive income (loss) for the six month period ended March 31, 2013 and year ended September 30, 2012 gives effect to the proposed Acquisition as if it had occurred as at October 1, 2011. The unaudited pro forma condensed consolidated statement of comprehensive income for the twelve month period ended September 30, 2012 also gives effect to the acquisition of Titan Uranium Inc. and Denison Mines Holding Corp. by EFI as if such acquisitions had occurred as at October 1, 2011.

The unaudited condensed consolidated pro forma consolidated financial statements do not purport to project EFI’s consolidated financial position or results of operations for any future period. The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information set out below should be read in conjunction with the description of the Acquisition and Plan of Arrangement contained in this Circular, the unaudited pro forma condensed consolidated financial statements attached to this Circular as Schedule D, the financial statements of Strathmore attached to this Circular as Schedule E and the audited consolidated financial statements of EFI available under EFI’s profile on SEDAR at www.sedar.com.

	Six months ended March	Year ended September
	31, 2013	30, 2012
	(in thousands of U.S. dollars, except per share amounts)
Statement of operations data:
Revenue	43,014	94,295
Net loss	12,184	44,045
Per common share data:
Basic and diluted loss per share	0.01	0.05

As at March 31, 2013
(in thousands of U.S. dollars)
Balance sheet data:
Cash and cash equivalents	18,802
Total assets	263,422
Total liabilities	49,672
Shareholders’ equity	213,750

Authorized and Issued Share Capital

The authorized share capital of EFI will remain unchanged as a result of the completion of the Plan of Arrangement.

The following table sets out the approximate share capital of EFI that will be outstanding before and after giving effect to the Acquisition and Plan of Arrangement, but without giving effect to the Share Consolidation (assuming that no Strathmore Options are exercised prior to the Effective Date(1)):

			Percentage of	Percentage of
	Number of Existing		Non-Diluted	Fully-Diluted
	EFI Shares(2)		Share Capital	Share Capital
Existing EFI Shares outstanding pre- Plan of Arrangement	753,532,149	(3)	80.2%	66.4%
Existing EFI Shares to be issued to Strathmore Shareholders under the Plan of Arrangement	183,269,729		19.5%	16.2%
Existing EFI Shares to be issued to
holders of Strathmore RSUs under the	3,151,192		0.3%	0.3%
Plan of Arrangement

Non- Diluted Total	939,953,070		100%	82.8%

Existing EFI Shares to be Reserved for Issuance:

Existing EFI Shares issuable pursuant to existing EFI Options	38,896,500		-	3.4%
Existing EFI Shares issuable pursuant to EFI Replacement Options	14,891,100		-	1.3%
Existing EFI Shares issuable as Cancellation Consideration	7,788,433	(4)	-	0.7%
Existing EFI Shares to be issued to Dundee Securities and Haywood Securities as financial advisors	4,000,000	(5)	-	0.4%
Existing EFI Shares issuable upon conversion of outstanding convertible debentures	73,333,334		-	6.5%
Existing EFI Shares issuable upon exercise of outstanding warrants	55,810,332			4.9%

Shares Reserved for Issuance:	194,719,699		-	17.2%

Fully-Diluted Share Capital Post- Acquisition:	1,134,672,769			100.0%

Notes:

(1)	An aggregate of 10,130,000 Strathmore Options are currently outstanding, as described above under “Information About Strathmore – Capitalization of Strathmore”.

(2)

Existing EFI Shares are the common shares of the Corporation as currently constituted, prior to giving effect to the Share Consolidation. If the Share Consolidation is effected, the number of Consolidated EFI Shares which would be issued and issuable would be, in each case, the number of Existing EFI Shares divided by the Share Consolidation Ratio.

(3)	As of July 8, 2013.

(4)

The number of Existing EFI Shares which may be issued as Cancellation Consideration will be based on the volume weighted average trading price of the Existing EFI Shares for the five trading days preceding the date or dates on which the Strathmore Employment Termination Obligations become payable. Assuming a volume weighted average trading price of $0.15, a maximum aggregate of 7,788,433 Existing EFI Shares would be issuable as Cancellation Consideration in satisfaction of Cdn$1,168,265 of the Strathmore Employment Termination Obligations. Assuming a volume weighted average trading price of $0.175 (being the closing price of the Existing EFI Shares on July 12, 2013), a maximum aggregate of 6,675,800 Existing EFI Shares would be issuable as Cancellation Consideration in satisfaction of Cdn$1,168,265 of the Strathmore Employment Termination Obligations.

(5)

Issuable in satisfaction of Cdn$600,000 of the Completion Fee payable for financial advisory services, as described under “Approval of Share Compensation Arrangement”. The actual number of EFI Common Shares issuable will be based on the volume weighted average trading price of the EFI Common Shares for the five trading days immediately preceding the Effective Date. The number shown is based on an assumed weighted average price of $0.15. If the volume weighted average price was $0.175 (being the closing price of the Existing EFI Shares on July 12, 2013), 3,428,571 Existing EFI Shares would be issuable in satisfaction of Cdn$600,000 of the Completion Fee.

Principal Holders of Common Shares

After giving effect to the Acquisition and Plan of Arrangement, to the best of the knowledge of the directors and executive officers of EFI, no person will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the then outstanding EFI Common Shares.

SHARE CONSOLIDATION

At the Meeting, EFI Shareholders will be asked to consider, and if deemed appropriate, approve, the Share Consolidation Resolution authorizing an amendment to the Corporation’s articles to consolidate the issued and outstanding EFI Common Shares on the basis of the Share Consolidation Ratio. The Share Consolidation Resolution authorizes the EFI Board to determine the Share Consolidation Ratio, provided that the Share Consolidation Ratio shall not be greater than twenty (20) Existing EFI Shares for one (1) Consolidated EFI Share. No fractional shares will be issued under the Share Consolidation. If the Share Consolidation would otherwise result in an EFI Shareholder holding a fractional Consolidated EFI Share, the number of Consolidated EFI Shares to be issued to such EFI Shareholder shall be rounded up or down to the nearest whole number. The Share Consolidation Resolution is a separate matter that is completely independent from and not tied in any way to the Arrangement Resolution or the Acquisition.

The Share Consolidation is subject to regulatory approval, including approval of the TSX. As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that the Corporation must meet, post-consolidation, the continued listing requirements contained in Part VII of the TSX Company Manual. Specifically, the Corporation’s securities may be delisted if: (a) the market value of listed issued securities is less than $3,000,000 over any period of 30 consecutive trading days; or (b) the market value of the Corporation’s listed issuer’s freely-tradable, publicly held securities is less than $2,000,000 over any period of 30 consecutive trading days; or (c) the number of freely-tradable, publicly held securities is less than 500,000; or (d) the number of public security holders, each holding a board lot or more, is less than 150.

If the Share Consolidation Resolution is approved, the EFI Board will determine when and if the Articles of Amendment giving effect to the Share Consolidation would be filed, and shall determine the Share Consolidation Ratio. No further action on the part of Shareholders would be required in order for the EFI Board to implement the Share Consolidation.

Notwithstanding approval of the proposed Share Consolidation by EFI Shareholders, the EFI Board, in its sole discretion, may delay implementation of the Share Consolidation or revoke the Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to EFI Shareholders.

If the EFI Board does not implement the Share Consolidation prior to the next annual meeting of EFI Shareholders, the authority granted by the special resolution to implement the Share Consolidation on these terms would lapse and be of no further force or effect.

At the annual and special meeting of shareholders held on March 6, 2013, EFI Shareholders passed a special resolution authorizing an amendment to the Corporation’s articles to consolidate the issued and outstanding EFI Common Shares on the basis of one (1) post-consolidation EFI Common Share for every ten (10) (pre-consolidation) EFI Common Shares (the “Previous Consolidation Resolution”). The EFI Board has not yet implemented the share consolidation authorized by the Previous Consolidation Resolution. If the Share Consolidation Resolution is approved at the Meeting, the Previous Consolidation Resolution shall be rescinded.

Reasons for the Share Consolidation

The EFI Board believes that it is in the best interests of the Corporation to reduce the number of outstanding EFI Common Shares by way of the Share Consolidation. Management of the Corporation believes the Share Consolidation will generally improve the positioning of the EFI Common Shares with institutional and retail investors as well as generally improve investor access to the EFI Common Shares. The Corporation may pursue a listing on a recognized US stock exchange, and such exchanges typically require a certain minimum share price threshold that EFI cannot currently meet, unless the Share Consolidation is completed. Most of the US-focused uranium production and development companies are listed on a recognized US stock exchange, and EFI believes that such US-listed companies generally have better access to US institutional and retail investors and have relatively better overall trading liquidity compared to EFI. In addition, certain types of investors will generally not make investments in common shares that trade at a price of less than $1.00. The Corporation believes that the Share Consolidation may also alleviate this issue.

The potential benefits of the Share Consolidation to EFI Shareholders include:

Broader Investor Distribution

A higher Consolidated EFI Share price could help generate interest in the Corporation among investors, as a higher anticipated Consolidated EFI Share price may meet investing guidelines for certain institutional investors and investment funds that may be prevented under their investing guidelines from investing in the EFI Common Shares at current price levels. In addition, higher price levels for Consolidated EFI Shares could result in less volatility in the price levels of the EFI Common Shares on a percentage basis.

Reduction of Shareholder Transaction Costs

Investors may benefit from relatively lower trading costs associated with a higher Consolidated EFI Share price. It is likely that many investors pay commissions based on the number of EFI Common Shares traded when they buy or sell EFI Common Shares. If the Consolidated EFI Share price were higher, investors may pay lower commissions to trade a fixed dollar amount of Consolidated EFI Shares than they would if they traded the same dollar amount of Existing EFI Shares.

Improved Trading Liquidity

The combination of potentially lower transaction costs and increased interest from investors may ultimately improve the trading liquidity of the Consolidated EFI Shares.

Share Certificates

No delivery of a certificate evidencing a Consolidated EFI Share will be made to an EFI Shareholder until the EFI Shareholder has surrendered the issued certificates representing its Existing EFI Shares. Until surrendered, each certificate formerly representing Existing EFI Shares shall be deemed for all purposes to represent the number of Consolidated EFI Shares to which the holder is entitled as a result of the Share Consolidation.

Non-registered EFI Shareholders, holding their Existing EFI Shares through a bank, broker, intermediary or other nominee should note that such banks, brokers, intermediaries or other nominees may have various procedures for processing the Share Consolidation. If an EFI Shareholder holds Existing EFI Shares with such a bank, broker, intermediary or other nominee and has any questions in this regard, the EFI Shareholder is encouraged to contact its nominee.

Risk Factors Associated with the Share Consolidation

Decline in Market Capitalization

There are numerous factors and contingencies that could affect the prices of Existing EFI Shares and Consolidated EFI Shares, including the Corporation’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the Consolidated EFI Shares may not be sustainable at the direct arithmetic result of the Share Consolidation, and may be lower. If the market price of the Consolidated EFI Shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Corporation’s total market capitalization (the aggregate value of all EFI Common Shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

Potential for Adverse Effect on the Liquidity of the EFI Common Shares

If the Share Consolidation is implemented and the market price of the Consolidated EFI Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the Consolidated EFI Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of EFI Common Shares outstanding. Furthermore, the liquidity of the Consolidated EFI Shares could be adversely affected by the reduced number of Consolidated EFI Shares that would be outstanding after the Share Consolidation.

No Fractional Shares to be Issued

No fractional Consolidated EFI Shares will be issued in connection with the Share Consolidation and, in the event that an EFI Shareholder would otherwise be entitled to receive a fractional Consolidated EFI Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number. The Share Consolidation may result in some EFI Shareholders owning “odd lots” of less than 100 Consolidated EFI Shares on a post-consolidation basis. “Odd lots” may be more difficult to sell, or require greater transaction costs per Consolidated EFI Share to sell, than Consolidated EFI Shares held in “board lots” of even multiples of 100 Consolidated EFI Shares.

Effects of the Share Consolidation on the EFI Common Shares

The Consolidation Ratio will be the same for all EFI Common Shares. Except for any variances attributable to the rounding down of fractional shares, the change in the number of issued and outstanding EFI Common Shares that will result from the Share Consolidation will cause no change in the capital attributable to the EFI Common Shares and will not materially affect any EFI Shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Consolidated EFI Shares.

In addition, the Share Consolidation will not materially affect any EFI Shareholder’s proportionate voting rights. Each Consolidated EFI Share outstanding after the Share Consolidation will have the same rights and privileges as the Existing EFI Shares.

The principal effect of the Share Consolidation will be that the number of EFI Common Shares issued and outstanding will be reduced from 753,532,149 Existing EFI Shares as of July 8, 2013 to approximately 37,676,607 Consolidated EFI Shares (assuming that the maximum Share Consolidation Ratio of 20 to 1 is implemented by the EFI Board). The implementation of the Share Consolidation would not affect the total shareholders’ equity of the Corporation or any components of shareholders’ equity as reflected on the Corporation’s financial statements except to change the number of issued and outstanding EFI Common Shares to reflect the Share Consolidation.

Procedure for Implementing the Share Consolidation.

The Share Consolidation may be implemented prior to the Effective Date of the Plan of Arrangement. If the Share Consolidation Resolution is approved by EFI Shareholders and the EFI Board decides to implement the Share Consolidation, the Corporation will file Articles of Amendment with the Director under the OBCA in the form prescribed by the OBCA to amend the Corporation’s Articles. The Share Consolidation will become effective as specified in the articles of amendment and the certificate of amendment issued by the Director under the OBCA.

No Dissent Rights

Under the OBCA, EFI Shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

U.S. Federal Income Tax Considerations

An EFI Shareholder taxable in the U.S. generally will not recognize gain or loss on the Share Consolidation. In general, the aggregate tax basis of the Consolidated EFI Shares received will be equal to the aggregate tax basis of the Existing EFI Shares exchanged therefor, and the holding period of the Consolidated EFI Shares received will include the holding period of the Existing EFI Shares exchanged.

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

CIRCULAR 230 WARNING: NOTHING HEREIN MAY BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCE FROM AN INDEPENDENT TAX ADVISOR.

Share Consolidation Resolution

The text of the Share Consolidation Resolution which will be submitted to EFI Shareholders at the Meeting is set forth in Schedule E attached to this Circular. To be effective the Share Consolidation must be approved by not less than two-thirds (66 2/3%) of the votes cast by holders of EFI Common Shares present in person or represented by proxy and entitled to vote at the Meeting. For the reasons indicated above, the EFI Board and management of the Corporation believe that the proposed Share Consolidation is in the best interests of the Corporation and, accordingly, the EFI Board unanimously recommends that EFI Shareholders vote FOR the Share Consolidation Resolution. Unless otherwise directed, the persons named in the enclosed instrument of proxy intend to vote in favour of the Share Consolidation Resolution.

AUDIT COMMITTEE DISCLOSURE

EFI is required to have an audit committee. The following directors, all of whom are independent directors, are currently members of EFI’s Audit Committee: Paul A. Carroll, Larry Goldberg, Bruce D. Hansen and Ron F. Hochstein. Larry Goldberg is the Chair of the Audit Committee.

Additional information regarding EFI’s Audit Committee, its members and charter, as well as information concerning auditor compensation, is set out in the EFI AIF which may be found on SEDAR at www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no insider of EFI has any material interest in any transactions involving EFI since the commencement of the last financial year or in any proposed transaction which has materially affected or would affect EFI.

INTERESTS OF EXPERTS

Qualified Persons

The Strathmore Technical Reports were prepared by the following qualified persons: Patti Nakai-Lajoie, P. Geo; Robert Michaud, P.Eng; Stuart E. Collins P.E.; Roderick C. Smith, P.Eng.; Richard L. Nielsen, Ph.D., CPG; Thomas C. Pool, P.E.; Robert L. Sandefur, P.E.; Matthew P. Reilly, P.E.; Paul Tietz, C.P.G.; Neil Prenn, P. Eng.; M. Hassan Alief, C.P.G.; David C. Fitch, C.P.G. and Charles D. Snow, P.G.As at the date hereof, to the knowledge of management of EFI, each of the aforementioned individuals and the directors, officers and employees in the aggregate, as applicable, of Alinco GeoServices, Inc.; Chlumsky, Armbrust and Meyer, LLC; Mine Development Associates, Inc.; and Scott Wilson RPA, beneficially own, directly or indirectly, less than 1% of the EFI Common Shares.

Auditors

The EFI Annual Financial Statements which are incorporated by reference in this Circular were audited by KPMG LLP. In connection with their audit of the EFI Annual Financial Statements, KPMG LLP reported to EFI’s Audit Committee that they are independent of EFI in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

The Strathmore Annual Financial Statements which are incorporated by reference in this Circular were audited by Ernst & Young LLP. Ernst & Young LLP is independent of Strathmore in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

Financial Advisors

Dundee Securities and Haywood Securities acted as financial advisors to EFI in connection with the Acquisition. The Fairness Opinion, which is attached hereto as Schedule C, has been prepared by Haywood Securities.

Legal Counsel

Certain legal matters relating to the Plan of Arrangement will be passed upon by Borden Ladner Gervais LLP on behalf of EFI and Blake, Cassels & Graydon LLP on behalf of Strathmore. As at the date hereof, the partners and associates of each of Borden Ladner Gervais LLP and Blake, Cassels & Graydon LLP as a group, own directly or indirectly, less than 1% of the EFI Common Shares. This Circular does not contain any statements or opinions of either Borden Ladner Gervais LLP or Blake, Cassels & Graydon LLP.

Except as set out herein, to the knowledge of management of EFI and Strathmore as at the date hereof, none of the experts, or designated professionals of the experts named above have any registered or beneficial interest, direct or indirect, in any securities or other property of EFI or Strathmore or their respective associates or affiliates when the experts prepared their respective reports.

ADDITIONAL INFORMATION

Additional information relating to EFI may be found under EFI’s profile on SEDAR at www.sedar.com. Financial information is provided in EFI’s comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR or can be received upon written request to EFI.

DIRECTORS’ APPROVAL

The board of directors of EFI has approved the contents and the sending of this Circular.

DATED at Toronto, Ontario this 15th day of July, 2013.

BY ORDER OF THE BOARD

(signed) “Stephen P. Antony”
Stephen P. Antony, President
and Chief Executive Officer

CONSENT OF EXPERTS

Consent of Haywood Securities Inc.

We refer to the written fairness opinion dated as of June 11, 2013 (the “Fairness Opinion”), which we prepared for the Board of Directors of Energy Fuels Inc. (the “EFI”) in connection with the plan of arrangement involving EFI and Strathmore Minerals Corp.

We consent to the inclusion of the Fairness Opinion, a summary of the Fairness Opinion and our firm name in the management information circular of EFI dated July 15, 2013.

Toronto, Ontario
July 15, 2013

HAYWOOD SECURITIES INC.

By:	(signed) “Kevin Campbell”
Kevin Campbell
Managing Director

SCHEDULE A – ARRANGEMENT RESOLUTION

RESOLUTION OF THE SHAREHOLDERS OF ENERGY FUELS INC.
(the “Corporation”)

WHEREAS the Corporation has entered into a business combination agreement dated June 11, 2013 (the “Arrangement Agreement”) with Strathmore Minerals Corp. (“Strathmore”) to complete a transaction whereby the Corporation would indirectly acquire all of the issued and outstanding common shares of Strathmore (each a “Strathmore Common Share”) and all of the issued and outstanding restricted share units of Strathmore (each a “Strathmore RSU”) in exchange for common shares of the Corporation as currently constituted (“EFI Common Shares”) on the basis of 1.47 EFI Common Shares for each whole Strathmore Common Share or Strathmore RSU (the “Share Consideration”), and assume all of the options of Strathmore (“Strathmore Options”) exercisable for Strathmore Common Shares on the basis of 1.47 options of EFI (“EFI Options”) exercisable for EFI Common Shares, for each whole Strathmore Option, on the terms and conditions set out in the Arrangement Agreement, as more fully described in the management information circular of the Corporation dated July 15, 2013 (the “Circular”); AND WHEREAS the Corporation in accordance with Section 611(c) of the Toronto Stock Exchange Company Manual, wishes to obtain the requisite shareholder approval for the issuance of the EFI Common Shares comprising the Share Consideration and the Cancellation Consideration, and the EFI Common Shares made issuable by the assumption by EFI of the Strathmore Options in connection with the completion of the arrangement as contemplated in the Arrangement Agreement;

NOW THEREFORE BE IT RESOLVED THAT:

1.	The issuance of the EFI Common Shares comprising the Share Consideration pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved.

2.	The issuance of the EFI Options to holders of Strathmore Options pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved.

3.

The issuance of the EFI Common Shares upon the due exercise of the EFI Options issued to holders of Strathmore Options, pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved.

4.	The issuance of the EFI Common Shares comprising the Cancellation Consideration pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved.

5.

The Arrangement Agreement and all of the transactions contemplated therein, including but not limited to the issuance of the EFI Common Shares to be issued and made issuable pursuant to the Arrangement, as described in the Circular, and the actions of the directors of the Corporation in approving the Arrangement Agreement and the actions of the officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, confirmed and approved.

6.

Any director or officer of the Corporation is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

7.	The board of directors of the Corporation be and it is authorized to delay or abandon all or any part of this resolution at any time prior to giving effect thereto.

A - 1

SCHEDULE B – ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT DATED for reference the 11th day of June, 2013.

BETWEEN:

ENERGY FUELS INC., a company duly organized under the laws of Ontario and having an office at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6

(hereinafter called “EFI”)

OF THE FIRST PART

AND:

STRATHMORE MINERALS CORP., a company duly organized under the laws of British Columbia and having an office at #950, 1130 West Pender Street, Vancouver, British Columbia, Canada, V6E 4A4

(hereinafter called “Strathmore”)

OF THE SECOND PART

AND:

0971890 B.C. LTD., a company duly organized under to the laws of British Columbia and having an office at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2

(hereinafter called “Subco”)

OF THE THIRD PART

WHEREAS THE PARTIES HAVE AGREED that:

A.

EFI, Strathmore and Subco wish to proceed with a business combination transaction whereby Subco and Strathmore will merge and the shareholders of Strathmore will receive common shares of EFI in consideration of the indirect acquisition by EFI of their Strathmore Shares.

B.	The Parties hereto intend to carry out the proposed business combination transaction by way of a plan of arrangement under the provisions of the BCBCA.

C.	EFI will apply to have the EFI Payment Shares and EFI Consideration Securities issued pursuant to the Arrangement listed for trading on the Toronto Stock Exchange.

THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree each with the other as follows:

ARTICLE 1 - DEFINITIONS

1.1 In this Agreement, all capitalized terms which are not otherwise defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement;

(a)

“Acquisition Proposal” means, with respect to a Party, any proposal or offer, or public announcement of an intention to make a proposal or offer, to such Party or its security holders from any Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(i)

any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of such Party;

(ii)

any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of such Party or its subsidiaries representing 20% or more of the consolidated assets, revenues or earnings of such Party, and for clarity including Strathmore’s interest in any of the Roca Honda Project, the Gas Hills Project and/or the Copper King Project;

(iii)

any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in such Party or any of its subsidiaries representing 20% or more of the issued and outstanding equity or voting interests of such Party; and

(iv) any arrangement whereby effective operating control of Strathmore is granted to another party;

(b)

“Applicable Securities Laws” means the securities laws, regulations, and rules, and all policies thereunder, in each of the Provinces of Canada in which either EFI or Strathmore is a reporting issuer or equivalent, and the rules of the TSX;

(c)

“Arrangement” means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Sections 8.1 and 8.2 of this Arrangement Agreement or Article 6 of the Plan of Arrangement, or made at the direction of the Court in the Final Order with the consent of EFI and Strathmore, each acting reasonably;

(d)	“BCBCA” means the Business Corporations Act (British Columbia), as amended;

(e)	“business day” means a day, other than a day that is a Saturday, a Sunday or a civic or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)

“Cancellation Consideration” means the aggregate number of EFI Shares as are issuable in satisfaction of 50% of the Change of the Control Obligations that may be owing from time to time to all Former Employees; the number of EFI Shares issuable to each Former Employee being determined based on the volume weighted average price of the EFI Shares on the TSX over the five trading days prior to the date upon which the Employment Termination Obligation is payable to such Former Employee (the “Share Price”), such that the product of the Share Price and the number of EFI Shares issuable to such Former Employee equals 50% of the Employment Termination Obligation owing to such Former Employee;

(g)	“CFIUS” and “CFIUS Notice” have the meanings ascribed thereto in Subsection 5.1(g);

(h)	“Confidentiality Agreement” means the confidentiality agreement between EFI and Strathmore dated as of December 19, 2012;

(i)	“Copper King Project” means the mineral exploration project located in Laramie County, Wyoming comprised of Wyoming State Mining Leases, set out in Schedule “E”;

(j)	“Court” means the Supreme Court of British Columbia;

(k)	“Effective Date” means August 30, 2013 or such earlier or later date on which EFI and Strathmore may agree for the date of completion of the Arrangement;

(l)	“EFI Common Shares” means common shares in the capital of EFI, as constituted on the date hereof;

(m)	“EFI Convertible Securities” has the meaning ascribed thereto in Subsection 3.1(f);

(n)	“EFI Information Circular” means the information circular to be sent to shareholders of EFI in connection with the EFI Meeting;

(o)	“EFI Locked-up Shareholders” means KEPCO and the directors and senior officers of EFI;

(p)

“EFI Meeting” means the meeting of shareholders of EFI to be held to approve the Arrangement, if such shareholder approval is required by the TSX as a condition to the TSX accepting notice of the Arrangement and listing the EFI Payment Shares;

(q)	“EFI Payment Shares” means the EFI Common Shares issuable to the shareholders of Strathmore pursuant to the Arrangement;

(r)

“EFI’s Properties” means all of EFI’s and EFI Subs’ mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights) as set out in EFI’s Public Record;

(s)

“EFI Subs” means Energy Fuels Holdings Corp., Energy Fuels Resources Corporation, Titan Uranium Inc., Uranium Power Corp., Energy Fuels Wyoming Inc., Magnum Uranium Corp., Magnum Mineral USA Corp., Colorado Plateau Partners LLC, EFR White Canyon Corp., EFR White Mesa LLC, EFR Arizona Strip LLC, EFR Henry Mountains LLC, EFR Colorado Plateau LLC, Energy Fuels Resources (USA) Inc., White Canyon Uranium Ltd., and Subco;

(t)

“EFI Consideration Securities” means the EFI Common Shares issuable as Cancellation Consideration and upon the exercise of any EFI Replacement Warrants and EFI Replacement Options issued pursuant to the Arrangement;

(u)

“Employment Termination Obligations” means the financial obligations owed to Former Employees as a result of the Termination (as defined in the Employment Termination Policy) of such Former Employees within six months after the Effective Time;

(v)	“Employment Termination Policy” means the Strathmore Group Employment Termination Policy Effective as of and from January 1, 2009;

(w)	“Final Order” means the final order to be made by the Court approving the Arrangement as provided for in Section 2.3;

(x)

“Former Employee” means each Employee (as defined in the Employment Termination Policy) who (A) is subject to the Employment Termination Policy, (B) has entered into a Letter Agreement, and (C) within six months following the Effective Time, is Terminated (as defined in the Employment Termination Policy), other than an Employee who is Terminated for Just Cause (as defined in the Employment Termination Policy), and “Former Employees” means all of them;

(y)

“Gas Hills Project” means the mineral exploration project located in Fremont and Natrona Counties, Wyoming comprised of United States federal unpatented mining claims, Wyoming State mineral leases, private mineral leases, and surface rights set out in Schedule “F”;

(z)	“Indemnified Party” has the meaning ascribed thereto in Section 9.1;

(aa)	“Indemnifying Party” has the meaning ascribed thereto in Section 9.1;

(bb)	“Interim Order” has the meaning ascribed thereto in Subsection 2.2(f);

(cc)

“Interim Period” means the period commencing on May 23, 2013 and ending on the first to occur of (i) the Effective Date, and (ii) the date on which this Agreement is terminated in accordance with its terms;

(dd)	“KEPCO” means Korea Electric Power Corp.;

(ee)

“Letter Agreements” means the letter agreements among Strathmore, EFI and each of the Former Employees providing for the issuance of the Cancellation Consideration in satisfaction of 50% of such Employment Termination Obligations as may be owing to such Former Employees from time to time;

(ff)

“Lien” means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property;

(gg)

“Material Adverse Effect” and “Material Adverse Change” means, in respect of any Party, an effect on or change in facts, respectively, which either individually or in the aggregate, are or would reasonably be expected to be material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligation, capitalization, condition (financial or otherwise), operations or results of operations of that Party, taken as a whole, other than any change, effect, event or occurrence:

	(i)	relating to the U.S., Canadian or global economy, political conditions or securities markets in general;

	(ii)	affecting the worldwide uranium mining or uranium milling industries or nuclear power generation industry in general; or

	(iii)	resulting from changes in the price of uranium;

	(iv)	relating to a change in the market trading price of shares of that Party, either:

		(A)	related to this Agreement and the Arrangement of the announcement thereof, or

(B)

related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii) or (iii) above, or clause (v), below; or

(v)

relating to any generally applicable change in applicable laws (other than orders, judgments or decrees against such person, any of its subsidiaries) or in accounting principles or standards applicable to that person;

provided, however, that the effect referred to in clause (i), (ii) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) the Party and its subsidiaries, taken as a whole, or disproportionately adversely affect the Party and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

(hh)

“Material Contracts” means each contract or understanding, written or oral, to which Strathmore or EFI or any of its subsidiaries is a party which involves a price or consideration of more than US$50,000, or which could materially affect the business or financial condition of Strathmore or EFI, respectively;

(ii)	“material fact”, “material change” and “misrepresentation” have the meanings ascribed to them by the Securities Act (British Columbia);

(jj)	“Match Period” has the meaning ascribed thereto in Subsection 6.5(d);

(kk)	“Merged Company” has the meaning given to it in the Plan of Arrangement.

(ll)	“OTC-QX” means the over-the-counter market of that name operated by OTC Markets Group Inc.

(mm)	“Outside Date” means September 30, 2013, or such later date as may be agreed in writing by the Parties;

(nn)	“Party” means any one of EFI, Strathmore or Subco, and “Parties” means all of them as the context requires;

(oo)	“Plan of Arrangement” means the plan of arrangement to be substantially in the form and content of Schedule “A” attached hereto, as amended or varied pursuant to the terms hereof and thereof;

(pp)	“Potential Acquisition Proposal” has the meaning ascribed thereto in Subsection 6.3(a);

(qq)

“Public Record” of a party means all publicly available information filed by that party with any stock exchange or securities regulatory authority in compliance, or intended compliance, with the rules of such stock exchange or applicable securities laws;

(rr)	“Registrar” means the Registrar of Companies appointed pursuant to the BCBCA;

(ss)	“Reno Creek Closing” has the meaning ascribed thereto in Section 12.1;

(tt)	“Reno Creek Royalty” has the meaning ascribed thereto in Section 12.1;

(uu)

"Representative" means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

(vv)

“Roca Honda Project” means the mineral exploration project located in McKinley County, New Mexico comprised of the United States federal unpatented mining claims, surface rights and New Mexico State Mining Lease set out in Schedule “D”;

(ww)	“Royalty Payment Note” has the meaning ascribed thereto in Section 12.1;

(xx)	“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.2;

(yy)	“Section 721” has the meaning ascribed thereto in Subsection 5.1(g);

(zz)

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in (i) each of the provinces and territories of Canada, (ii) the United States of America, and (iii) each of the states of the United States of America;

(aaa)

“securityholders” means individuals, corporations or other entities that are the legal and beneficial owner of shares, options, restricted stock units, warrants or other securities convertible into shares as the case may be;

(bbb)	“Strathmore Convertible Securities” has the meaning ascribed thereto in Subsection 3.2(f);

(ccc)	“Strathmore Disclosure Letter” means the disclosure letter executed by Strathmore and delivered to EFI in connection with the execution of this Agreement;

(ddd)

“Strathmore Financial Statements” means the audited consolidated financial statements for the years ended December 31, 2012 and 2011, and the unaudited consolidated financial statements of Strathmore for the three months ended March 31, 2013;

(eee)	“Strathmore Information Circular” means the information circular to be sent to shareholders of Strathmore in connection with the Strathmore Meeting;

(fff)	“Strathmore Locked-up Shareholders” means KEPCO, and the directors and senior officers of Strathmore;

(ggg)	“Strathmore Material Agreements” has the meaning ascribed thereto in Subsection 3.2(n);

(hhh)

“Strathmore Meeting” means the meeting of shareholders of Strathmore to be held in accordance with the Interim Order, at which meeting the shareholders of Strathmore shall be asked to consider and, if thought fit, approve the Arrangement,

(iii)

“Strathmore’s Properties” means all of Strathmore’s and the Strathmore Subs’ mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights) as set out in the Strathmore Public Record;

(jjj)	“Strathmore Shares” means common shares in the capital of Strathmore, as constituted on the date hereof;

(kkk)	“Strathmore Subs” means Strathmore Resources (US) Ltd., Roca Honda Resources, LLC, Saratoga Gold Company Ltd., and Wyoming Gold Mining Company, Inc.;

(lll)

“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date hereof and did not result from a breach of Article 6 of this Agreement by Strathmore or its Representatives and that the Strathmore Board of Directors determines in good faith after consultation with its legal and financial advisors:

(i)

is made to Strathmore or all the Strathmore common shareholders and in compliance with applicable securities Laws, and is made for all or substantially all of the assets of Strathmore or all Strathmore shares not owned by the person making the Acquisition Proposal;

(ii)

if the consideration under such Acquisition Proposal includes cash, arrangements have been made that would, if such Acquisition Proposal were a take-over bid or issuer bid, satisfy the requirements of Section 2.27 of Multilateral Instrument 62-104 –Takeover Bids and Issuer Bids;

(iii)

if consummated in accordance with its terms (but not assuming away any risk of non- completion), would result in a transaction financially superior for Strathmore and its security holders than the transaction contemplated by this Agreement, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Strathmore Board of Directors);

(iv) is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal, provided that;

(v)

is not subject to approval by the board of directors or the equivalent of the third party, is not subject to the third party receiving a fairness opinion or similar evaluation, and is not subject to a due diligence condition; and

(vi) that the taking of action in respect of such Acquisition Proposal is necessary for the Strathmore Board of Directors in the discharge of its fiduciary duties under applicable Laws;

(mmm)	“Superior Proposal Notice” has the meaning ascribed thereto in Subsection 6.5(c);

(nnn)	“TSX” means the Toronto Stock Exchange; and

(ooo)	“U.S. Securities Act” has the meaning ascribed thereto in Section 2.2.

ARTICLE 2 - ARRANGEMENT

2.1 The parties agree to carry out the Arrangement substantially on the terms as set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties on the advice of their respective legal, tax and financial advisors.

2.2 The parties agree that the Arrangement will be carried out with the intention that all EFI Payment Shares and other securities of EFI issued on completion of the Arrangement to the securityholders of Strathmore will be issued by EFI in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the securityholders of Strathmore;

(d)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the securityholders of Strathmore;

(e)

Strathmore will ensure that each securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)

the interim order (the “Interim Order”) of the Court approving the Strathmore Meeting will specify that each securityholder will have the right to appear before the Court so long as they enter an appearance within a reasonable time; and

(g)

the Strathmore securityholders will be advised that the EFI Payment Shares and EFI Consideration Securities to be issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by EFI in reliance on the Section 3(a)(10) Exemption and may be subject to restrictions on resale under the securities laws of the United States.

2.3 Strathmore shall, as soon as reasonably practicable, apply to the Court pursuant to Section 288 of the BCBCA for the Interim Order providing for, among other industry standard provisions, the calling and holding of the Strathmore Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement, and for the form of approval by the shareholders of Strathmore of the Arrangement, including, if so required by Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), minority shareholder approval in accordance with MI 61-101. If the approval of the Arrangement as set forth in the Interim Order is obtained, Strathmore and Subco shall take the necessary steps to submit the Arrangement to the Court and apply for the final order (the “Final Order”) in such fashion as the Court may direct and, as soon as practicable thereafter, and subject to satisfaction or waiver of any other conditions provided for in this Agreement, Strathmore and Subco shall file with the Registrar, pursuant to Section 292 of the BCBCA, a certified copy of the Final Order and all other necessary documents to give effect to the Arrangement.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

Representations and Warranties of EFI

3.1 EFI represents and warrants to Strathmore, and acknowledges that Strathmore is relying thereon, that as of the date of this Agreement:

(a)	The board of directors of each of EFI and Subco has unanimously approved the entering into of this Agreement by EFI and Subco, respectively.

(b)

EFI and each of the EFI Subs is a corporation or limited liability company (as applicable) duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. EFI and each of the EFI Subs has the requisite power and authority to carry on its business as it is now being conducted. EFI and each of the EFI Subs is duly registered to do business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on EFI, taken as a whole, or on the ability of the EFI to consummate the transactions contemplated hereby.

(c)

Each of EFI and Subco has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of each of EFI and Subco, and no other corporate proceedings on the part of EFI or Subco are necessary to authorize this Agreement and the transactions contemplated hereby other than the approval of EFI’s shareholders, to the extent that such approval is a condition to the acceptance by the TSX of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of EFI and Subco and constitutes a legal, valid and binding obligation of each of EFI and Subco enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the rights of creditors, and equitable remedies, including specific performance, are discretionary and may not necessarily be ordered by a court.

(d)

Neither the execution nor the delivery of this Agreement by EFI and Subco, nor the consummation of the transactions contemplated hereby, nor compliance by EFI and Subco with any of the provisions hereof will:

(i)

violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the material properties or assets of EFI or any of the EFI Subs or under any of the terms, conditions or provisions of their respective governing documents or any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which EFI or any of the EFI Subs is a party, or to which any of their material properties or assets may be subject, or by which EFI or any of the EFI Subs is bound;

	(ii)	violate any judgment, ruling, order, writ, injunction, determination, award, decree or law applicable to EFI or any of the EFI Subs or any of their material properties or assets; or

(iii)

cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which would have a Material Adverse Effect on EFI, and of the EFI Subs, EFI’s Properties or EFI’s interest therein.

(e)

Except as disclosed in EFI’s Public Record, EFI has complied with and is in compliance with all laws applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on EFI, or on the ability of EFI to consummate the transactions contemplated hereby.

(f)

As at the date hereof, EFI is authorized to issue an unlimited number of common shares without par value (defined herein as “EFI Common Shares”) and Preferred Shares, issuable in series, of which an unlimited number of Series A Preferred Shares have been designated. Schedule “B” sets out the issued and outstanding EFI Common Shares, including the number of EFI Common Shares that may be issued upon exercise, conversion or exchange of options, warrants or other exercisable, convertible, or exchangeable securities of EFI (“EFI Convertible Securities”) and the exercise prices therefor. Except as set forth in Schedule “B”, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by EFI of any securities of EFI (including the EFI Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of EFI (including the EFI Common Shares). All outstanding EFI Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all EFI Common Shares issuable upon the exercise of outstanding EFI Convertible Securities, in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(g)	As at the date hereof, Subco is authorized to issue an unlimited number of common shares without par value, of which 100 common share without par value are currently issued and outstanding.

(h)

EFI does not have any material subsidiaries other than the EFI Subs. All of the issued and outstanding shares of each of the EFI Subs are owned directly or indirectly, beneficially and of record, by EFI. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by EFI or any Subco of any securities of any Subco or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any Subco.

(i)

All EFI Payment Shares issued pursuant to or in connection with the Arrangement shall be deemed to be or shall have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Business Corporations Act (Ontario).

(j)

EFI is a “reporting issuer” in good standing under the securities laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The EFI Common Shares are only listed on, and EFI is in material compliance with the rules and policies of, the TSX. To the knowledge of EFI, no inquiry or investigation (formal or informal) of any Securities Authority is in effect or ongoing or, to the knowledge of EFI, expected to be implemented or undertaken, in respect of EFI.

(k)

EFI has filed all documents in its Public Record required to be filed by it in accordance with Applicable Securities Laws and the rules of the TSX. All documents and information comprising EFI’s Public Record, as of their respective dates, complied in all material respects with all Applicable Securities Laws and at the time filed (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(l)

The corporate records and minute books of EFI and each EFI Sub have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of EFI and each EFI Sub in all material respects:

	(i)	have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of EFI and each EFI Sub; and

	(iii)	accurately and fairly reflect the basis for the financial statements of EFI.

(m)

Except as disclosed in EFI’s Public Record, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of EFI, threatened against or relating to EFI or any EFI Sub or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on EFI. None of EFI, any EFI Sub, nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of EFI and any EFI Sub to conduct their respective businesses in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement, except to the extent any such matter would not have a Material Adverse Effect on EFI.

(n)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of EFI, threatened against or relating to EFI or any EFI Sub before any Governmental Entity.

(o)

Since September 30, 2010, except as disclosed in EFI’s Public Record, there has been no material change in respect of EFI and its subsidiaries, and there has been no dividend or distribution of any kind declared, paid or made by EFI on any EFI securities.

(p)

Applying customary standards in the mining industry, EFI and/or the EFI Subs has sufficient title to or valid leasehold interests in EFI’s Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Liens, except for such defects in title or Liens, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on EFI. Each lease and agreement granting rights to EFI’s Properties is in full force and effect and constitutes a legal, valid and binding agreement of EFI or an EFI Sub and EFI and/or the EFI Sub, as the case may be, is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI. Furthermore, all real and tangible personal property of EFI and the EFI Subs is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on EFI.

(q)

The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of EFI disclosed in EFI’s Public Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material change (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of EFI, taken as a whole, from the amounts disclosed in EFI’s Public Record.

(r)	EFI does not own, directly or indirectly, or exercise control or direction over, any Strathmore Shares or Strathmore Convertible Securities.

(s)

Neither the execution nor delivery of this Agreement by EFI or Subco, nor the consummation of the transactions contemplated hereby will result in payments or other obligations becoming due or payable by EFI, or any of the EFI Subs, to any of their respective directors, officers or employees.

(t)

The Board of Directors of EFI has received an opinion from Haywood Securities Inc., joint financial advisor along with Dundee Securities Ltd. to the Board of Directors of EFI, to the effect that, as of the date of such opinion, the transactions contemplated by this Agreement are fair, from a financial point of view, to the securityholders of EFI.

(u)	The Board of Directors of EFI has resolved unanimously to recommend to the shareholders of EFI that they vote in favour of approval of the Transaction at the EFI Meeting.

(v)

Neither the aggregate value of the assets in Canada of EFI and its affiliates nor the gross revenues from sales in, from, or into Canada of EFI and its affiliates, as calculated in accordance with Part IX of the Competition Act (Canada), exceed CDN$300 million.

(w)	EFI is not a “non-Canadian” as that term is defined in, and for the purposes of, the Investment Canada Act (Canada).

Representations and Warranties of Strathmore

3.2 Strathmore represents and warrants to EFI, and acknowledges that EFI is relying thereon, that as of the date of this Agreement, and except to the extent such representations and warranties are qualified by the Strathmore Disclosure Letter:

(a)	The board of directors of Strathmore has unanimously approved the entering into of this Agreement by Strathmore.

(b)

Strathmore and each of the Strathmore Subs is a corporation or limited liability company (as applicable) duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Strathmore and each of the Strathmore Subs has the requisite power and authority to carry on its business as it is now being conducted. Strathmore and each of the Strathmore Subs is duly registered to do business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Strathmore, taken as a whole, or on the ability of Strathmore to consummate the Arrangement.

(c)

Strathmore has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of Strathmore, and no other corporate proceedings on the part of Strathmore are necessary to authorize this Agreement and the transactions contemplated hereby other than the approval by the shareholders of Strathmore in accordance with the Interim Order. This Agreement has been duly executed and delivered by Strathmore and constitutes a legal, valid and binding obligation of Strathmore enforceable against Strathmore in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the rights of creditors, and equitable remedies, including specific performance, are discretionary and may not necessarily be ordered by a court.

(d)

Neither the execution nor the delivery of this Agreement by Strathmore, nor the consummation of the transactions contemplated hereby, nor compliance by Strathmore with any of the provisions hereof will:

(i)

Except as set out in the Strathmore Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of Strathmore’s Properties or under any of the terms, conditions or provisions of its governing documents or any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Strathmore or any Strathmore Sub is a party, or to which it or any of its properties or assets may be subject, or by which Strathmore or any Strathmore Sub is bound; or

	(ii)	violate any judgment, ruling, order, writ, injunction, determination, award, decree or law applicable to Strathmore, any Strathmore Sub or Strathmore’s Properties; or

(iii)

cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which would have a Material Adverse Effect on Strathmore, Strathmore’s Properties or Strathmore’s interest therein.

(e)

Strathmore has complied with and is in compliance with all laws applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on Strathmore, Strathmore’s Properties or Strathmore’s interest therein, or on the ability of Strathmore to consummate the Arrangement.

(f)

As at the date hereof, Strathmore is authorized to issue an unlimited number of common shares without par value (referred to in this Agreement as “Strathmore Shares”) and Schedule “C” sets out the issued and outstanding Strathmore Shares, including the number of Strathmore Shares that may be issued upon exercise, conversion or exchange of options, warrants or other exercisable, convertible, or exchangeable securities of Strathmore, including Strathmore’s restricted share plan (“Strathmore Convertible Securities”) and the exercise prices (if any) therefor. Except as set forth in Schedule “C”, there are no options, warrants, restricted share units or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Strathmore of any securities of Strathmore (including the Strathmore Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Strathmore (including the Strathmore Shares). All outstanding Strathmore Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Strathmore Shares issuable upon the exercise of outstanding Strathmore Convertible Securities, in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(g)

Strathmore does not have any subsidiaries other than the Strathmore Subs. Except as expressly set out in this Agreement, all of the issued and outstanding shares of each Strathmore Sub are owned, beneficially and of record, by Strathmore. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Strathmore or any Strathmore Sub of any securities of any Strathmore Sub or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any Strathmore Sub.

(h)

Strathmore is a “reporting issuer” in good standing under the securities laws of the provinces of British Columbia, Alberta and Ontario. The issued Strathmore Shares are listed only on, and Strathmore is in material compliance with the rules and policies of, the TSX and OTC-QX. To the knowledge of Strathmore, no inquiry or investigation (formal or informal) of any Securities Authority is in effect or ongoing or, to the knowledge of Strathmore, expected to be implemented or undertaken, in respect of Strathmore.

(i)

Strathmore has filed all documents in its Public Record required to be filed by it in accordance with Applicable Securities Laws and the rules of the TSX and OTC-QX. Except as specifically disclosed in Strathmore’s Public Record, all documents and information comprising Strathmore’s Public Record, as of their respective dates, complied in all material respects with all Applicable Securities Laws and at the time filed (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)

The corporate records and minute books of Strathmore and each Strathmore Sub have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Strathmore and each Strathmore Sub in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Strathmore and each Strathmore Sub; and (iii) accurately and fairly reflect the basis for the Strathmore Financial Statements.

(k)

Except as disclosed in Strathmore’s Public Record, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Strathmore, threatened against or relating to Strathmore or any Strathmore Sub or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Strathmore. None of Strathmore, any Strathmore Sub, nor any of Strathmore’s Properties are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Strathmore and any Strathmore Sub to conduct their respective businesses in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement, except to the extent any such matter would not have a Material Adverse Effect on Strathmore.

(l)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Strathmore, threatened against or relating to Strathmore or any Strathmore Sub before any Governmental Entity.

(m)

Since December 31, 2010, except as disclosed in Strathmore’s Public Record, there has been no material change in respect of Strathmore and the Strathmore Subsidiaries, and there has been no dividend or distribution of any kind declared, paid or made by Strathmore on any Strathmore securities.

(n)

The Strathmore Disclosure Letter provides a list of all agreements to which Strathmore or any Strathmore Subsidiary is a party or by which such person is bound which is material to Strathmore, taken as a whole (the “Strathmore Material Agreements”). Except as disclosed in this Agreement or in the Strathmore Disclosure Letter, all Strathmore Material Agreements: (i) are valid, binding, in full force and effect in all material respects and enforceable by Strathmore or the applicable Strathmore Subsidiary in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not require the consent of any of the parties thereto to the Arrangement.

(o)

No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Strathmore or any Strathmore Sub any of the material assets of Strathmore, other than as described or contemplated herein or in the Strathmore Disclosure Letter.

(p)

The Strathmore Financial Statements were prepared in accordance with IFRS, consistently applied. The Strathmore Financial Statements fairly present in all material respects the financial condition of Strathmore at the respective dates indicated and the results of operations of Strathmore for the periods covered on a consolidated basis. Except as disclosed in the Strathmore Financial Statements, Strathmore has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, which would reasonably be expected to have a Material Adverse Effect on Strathmore.

(q)

EFI agrees that any geological or other technical information concerning Strathmore’s Properties based on interpretation of fact is only provided as information and Strathmore provides no representation or warranty as to its truth or correctness.

(r)

At March 31, 2013, Strathmore had working capital of not less than C$2,345,507, and no long term liabilities; for purposes of calculating such working capital, no value has been attributed to any securities of Mogul Ventures Corp. held by Strathmore or any Strathmore Sub.

(s)

Strathmore currently holds a 60% interest in the Roca Honda Project, subject to a Limited Liability Company Agreement dated as of July 26, 2007 with SC Clean Energy, Inc. and Summit New Energy Holding, LLC.

(t)	Strathmore currently holds a 100% interest in the Gas Hills Project, subject to an agreement dated February 1, 2012 with KEPCO.

(u)	Strathmore currently holds a 100% interest in the Copper King Project.

(v)

Applying customary standards in the mining industry, Strathmore and/or the Strathmore Subs has sufficient title to or valid leasehold interests in Strathmore’s Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Liens, except for such defects in title or Liens, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Strathmore. Each lease and agreement granting rights to Strathmore’s Properties is in full force and effect and constitutes a legal, valid and binding agreement of Strathmore or a Strathmore Sub and Strathmore and/or the Strathmore Sub, as the case may be, is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Strathmore. Furthermore, all real and tangible personal property of Strathmore and the Strathmore Subs is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Strathmore.

(w)

The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of Strathmore disclosed in Strathmore’s Public Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material change (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of Strathmore, taken as a whole, from the amounts disclosed in Strathmore’s Public Record.

(x)	Strathmore does not own, directly or indirectly, or exercise control or direction over, any EFI Common Shares or EFI Convertible Securities.

(y)

Strathmore will be required to pay (i) financial advisory fees of $200,000, including a fairness opinion fee, (ii) reasonable fees and expenses of its legal counsel and accountants incurred in respect of the transactions contemplated by this Agreement, (iii) fees payable to the TSX and OTC-QX in respect of the transactions contemplated by this Agreement; and (iv) other reasonable fees, expenses and costs associated with the Arrangement, including printing costs, due diligence costs, and transfer agent’s fees. No other fees are or shall become payable by Strathmore in connection with the transactions contemplated by this Agreement or as a consequence of the execution of this Agreement or the completion of the transactions contemplated by this Agreement.

(z)

Neither the execution nor delivery of this Agreement by Strathmore, nor the consummation of the transactions contemplated hereby, will result in payments or other obligations becoming due or payable by Strathmore, or any of the Strathmore Subs, to any of their respective directors, officers or employees, other than as set out in Schedule “G”.

(aa)

The Board of Directors of Strathmore has received an opinion from Raymond James Ltd., the financial advisor to the Board of Directors of Strathmore, to the effect that, as of the date of such opinion, the transactions contemplated by this Agreement are fair, from a financial point of view, to the shareholders of Strathmore.

(bb)	The Board of Directors of Strathmore has resolved unanimously to recommend to the shareholders of Strathmore that they vote in favour of approval of the Transaction at the Strathmore Meeting.

3.3 The representations and warranties of EFI and Strathmore contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4 - COVENANTS

Covenants of EFI and Subco

4.1 Each of EFI and Subco hereby covenants and agrees that it shall take such steps and do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement, and co-operate with Strathmore to enable it to do same, and, without limiting the generality of the foregoing, shall:

(a)

use its commercially reasonable best efforts to, prior to the completion of the Arrangement, obtain conditional listing on the TSX of the EFI Payment Shares to be issued in connection with the Arrangement and any EFI Consideration Securities and in connection with the completion of the Arrangement, obtain the final approval of the TSX to the listing on the TSX of the EFI Payment Shares and any EFI Consideration Securities to be issued in connection with the Arrangement;

(b)

use commercially reasonable best efforts to enter into support agreements with each of the Strathmore Locked-Up Shareholders, pursuant to which, among other things, the Strathmore Locked-Up Shareholders will agree, subject to the terms and conditions thereof, to vote the Strathmore Shares held by them in favour of the Arrangement;

(c)

convene and use commercially reasonable best efforts to hold the EFI Meeting on or before August 22, 2013 for the purpose of considering the resolution to approve the Arrangement, to the extent required by the TSX;

(d)

ensure that the information respecting EFI and Subco and EFI’s Properties and the information and consolidated financial statements related to EFI and Subco and the pro forma financial statements provided by EFI to Strathmore for inclusion in the Strathmore Information Circular (including such portions of EFI’s Public Record as are incorporated by reference therein) shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with applicable securities laws and the rules of the TSX;

(e)

ensure that the EFI Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of EFI in connection with the EFI Meeting shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with Applicable Securities Laws and the rules of the TSX; provided that EFI assumes no responsibility for the accuracy and completeness of any information relating to or provided by Strathmore;

(f)	obtain the due approval of the shareholder of Subco to the Arrangement and the completion thereof on or before August 22, 2013;

(g)

EFI will furnish to Strathmore all such information regarding EFI, its affiliates and the EFI Payment Shares, and EFI Underlying Shares as may be reasonably required by Strathmore (including, as required by Section 14.2 of Form 51-102 F5 of National Instrument 51-102 – Continuous Disclosure Obligations) in the preparation of the Strathmore Information Circular and other documents related thereto. EFI shall also use commercially reasonable efforts to obtain any necessary consents from “qualified persons” (as defined in NI 43-101) and its auditors to the use of any financial information required to be included in the Strathmore Information Circular. EFI shall ensure that no such information will include any misrepresentation concerning EFI, Subco or the EFI Payment Shares;

(h)	make arrangements for the prompt delivery of certificates representing EFI Payment Shares, options and warrants to the Strathmore securityholders, as provided in the Plan of Agreement; and

(i)

promptly notify Strathmore if at any time it becomes aware that the Strathmore Information Circular contains any misrepresentation concerning EFI or Subco or otherwise requires an amendment or supplement to the Strathmore Information Circular or any related application and promptly deliver written notice to Strathmore setting out full particulars thereof. In any such event, EFI and Subco shall cooperate with Strathmore in the preparation of any required supplement or amendment to the Strathmore Information Circular or such other document, as the case may be.

EFI Covenants During Interim Period

4.2 During the Interim Period:

(a)

EFI shall not, without the prior written consent of Strathmore acting reasonably, issue or authorize the issuance of more than 50 million EFI Common Shares as consideration for the acquisition of any non-cash assets; for greater certainty, nothing in this clause shall restrict or prevent EFI from issuing or authorizing the issuance of EFI Common Shares or securities convertible into EFI Common Shares for cash consideration;

(b)

EFI shall not, without the prior written consent of Strathmore acting reasonably, split, combine, subdivide or reclassify the EFI Common Shares, other than the ten for one share consolidation previously authorized by EFI’s shareholders or, if approval of EFI’s shareholders is obtained at the EFI Meeting, a share consolidation of not more than twenty to one, with respect to either of which share consolidations Strathmore hereby provides its consent;

(c)

EFI and Subco shall allow representatives of Strathmore such access to the books, records, documents, personnel and facilities of EFI and Subco and their affiliates as may be necessary or desirable for Strathmore to carry out its due diligence review, and shall make available all relevant legal, financial, geological and technical data, relating to EFI’s Properties;

(d)

EFI shall co-operate with Strathmore in the preparation of shareholder approval documentation in respect of Strathmore’s obtaining Strathmore Shareholder approval of the Arrangement and any necessary or desirable regulatory filings or submissions and shall participate in meetings with relevant regulatory authorities and stakeholders provided that it shall have been given reasonable advance notice thereof;

(e)

EFI shall co-operate with Strathmore in any way reasonably necessary or desirable in connection with the preparation of documents and proceedings for the obtaining of the Interim Order and the Final Order in respect of the Arrangement; and

(f)	EFI and Subco shall carry on business in the ordinary course of business and consistent with past practice (except in respect of the Arrangement).

Covenants of Strathmore

4.3 Strathmore hereby covenants and agrees that it shall take such steps and do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement, and co-operate with EFI and Subco to enable them to do same, and, without limiting the generality of the foregoing, shall:

(a)

use its commercially reasonable best efforts to apply for and obtain such consents, orders or approvals as counsel for EFI may advise are necessary or desirable for the implementation of the Arrangement and, without limiting the generality of the foregoing, to:

	(i)	apply for and obtain the Interim and the Final Order as provided in Section 2.3; and

(ii)

obtain written consents from any persons who are parties to agreements (including without limiting the foregoing, any property agreements, joint venture agreements, joint operating agreements, option agreements, warrant agreements or warrant certificates) with Strathmore or a Strathmore Sub where consents to the transactions contemplated by the Arrangement are required under those contracts or agreements;

(b)

use commercially reasonable best efforts to enter into support agreements with each of the EFI Locked-Up Shareholders, pursuant to which, among other things, the EFI Locked-Up Shareholders will agree, subject to the terms and conditions thereof, to vote the EFI Shares held by them in favour of the Arrangement;

(c)

in a timely and expeditious manner, file the Strathmore Information Circular in all jurisdictions where the same is required in accordance with applicable law and provide the same to its shareholders in accordance with applicable law or as required under exemption orders granted by appropriate regulatory authorities;

(d)

ensure that the Strathmore Information Circular (including the information incorporated by reference therein) shall contain prospectus-level disclosure respecting EFI and Subco and the information and consolidated financial statements related to EFI and Subco and the pro forma financial statements to be contained in the Information Circular, including by incorporation by reference, shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with applicable securities laws and the rules of the TSX, provided that Strathmore assumes no responsibility for the accuracy and completeness of any information relating to or provided by EFI or Subco that is included in the Strathmore Information Circular;

(e)

ensure that the information respecting Strathmore, the Strathmore Subs and Strathmore’s Properties and the information and consolidated financial statements related to Strathmore provided by Strathmore to EFI for inclusion in the EFI Information Circular (including such portions of Strathmore’s Public Record as are incorporated by reference therein) shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with applicable securities laws and the rules of the TSX;

(f)

convene and use commercially reasonable best efforts to hold the Strathmore Meeting in accordance with the Interim Order for the purpose of considering the special resolutions to approve the Arrangement;

(g)

use its commercially reasonable best efforts to obtain the acknowledgements or waivers set out in the Strathmore Disclosure Letter from the parties to such of the Strathmore Material Agreements as are set out therein, in a form satisfactory to EFI acting reasonably; Strathmore shall keep EFI informed of the status of any discussions with such parties and shall, to the extent possible, involve EFI in such discussions; and

(h)

not, nor permit the Strathmore Subs to, dispose of an interest in any of its material properties or otherwise enter into any material transaction with, or incur any material liability to, any other corporation or person or agree to do any of the foregoing or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than Employment Termination Obligations arising as a result of completion of the Arrangement contemplated in this Agreement, without the written consent of EFI thereto.

Strathmore Covenants During Interim Period

4.4 During the Interim Period:

(a)

Strathmore shall not issue any Strathmore Shares or Strathmore Convertible Securities (other than Strathmore Shares issuable upon the exercise of Strathmore Convertible Securities outstanding as at the date hereof) or amend the terms of any such Strathmore Shares or Strathmore Convertible Securities, or incur any indebtedness (other than liabilities to trade creditors incurred in the normal course of business);

(b)

Strathmore shall allow representatives of EFI such access to the books, records, documents, personnel and facilities of Strathmore as may be necessary or desirable for EFI to carry out its due diligence review, and shall make available all relevant legal, financial, geological and technical data, relating to Strathmore’s Properties;

(c)

Strathmore shall co-operate with EFI in the preparation of any necessary or desirable regulatory filings or submissions and shall participate in meetings with relevant regulatory authorities and stakeholders provided that it shall have been given reasonable advance notice thereof;

(d)

except with the prior written approval of EFI, Strathmore will not, and will cause each Strathmore Sub and any other subsidiary not to, enter into, adversely vary or terminate any Material Contracts with any other person;

(e)

Strathmore shall carry on business in the ordinary course of business and consistent with past practice (except in respect of the Arrangement) and shall not incur any significant expenses or liabilities, other than (i) have been previously approved by board of directors of Strathmore as part of the 2013 budget (a copy of which was previously provided to EFI), or (ii) with the prior written approval of EFI, or (iii) in connection with its obligations under this Agreement; and

(f)	except with the prior written approval of EFI, Strathmore shall not:

	(i)	carry out any exploration or development programs on any of Strathmore’s Properties, except in accordance with the 2013 budget (a copy of which was previously provided to EFI), or

(ii)

sell, assign or otherwise dispose of any material assets, including without limitation any interests in the Roca Honda Project, Gas Hills Project, Copper King Project, the Juniper Ridge Project or the royalty interest in the Lance project.

ARTICLE 5- CONDITIONS PRECEDENT

Mutual Conditions Precedent

5.1 The parties’ obligations to complete the transactions contemplated in this Agreement are subject to the fulfillment of the following mutual conditions precedent on or before the Outside Date, or such other date as specified below:

(a)	a special resolution shall have been passed by the shareholders of Strathmore, in form and substance satisfactory to each of Strathmore and EFI, acting reasonably, duly approving the Arrangement;

(b)	if required by the TSX, an ordinary resolution shall have been passed by the EFI Shareholders duly approving the Arrangement and ancillary matters on or before August 22, 2013;

(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to EFI and Strathmore, acting reasonably, on appeal or otherwise;

(d)	the Arrangement shall have become effective on or before the Outside Date;

(e)

there shall be no action taken by a governmental or regulatory authority under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein or that results in a judgment or assessment against Strathmore or EFI which would constitute a Material Adverse Change;

(f)

Strathmore and/or EFI shall have obtained all other consents, approvals and authorizations by any governmental authority (including, without limitation, all necessary securities commission and stock exchange approvals, including the TSX, and all necessary orders of the Court with respect to the Arrangement) which are required or necessary in connection with the transactions contemplated herein the failure of which to obtain would materially adversely affect the ability of Strathmore or EFI to complete the Arrangement, all on terms and conditions reasonably satisfactory to Strathmore and EFI;

(g)

EFI and Strathmore shall have jointly filed a notice with the Committee on Foreign Investment in the United States (“CFIUS”) under Section 721 of the U.S. Defense Production Act of 1950 (“Section 721”) and the regulations set forth in 31 C.F.R. Part 800, disclosing details regarding the transactions contemplated herein (“CFIUS Notice”);

(h)

after the CFIUS Notice has been filed and before the Outside Date, EFI and Strathmore shall have received a letter from CFIUS indicating that (i) the transactions contemplated herein and detailed in the CFIUS Notice are not subject to Section 721; (ii) CFIUS has concluded its review and any investigation (as the case may be) of the CFIUS Notice and has determined that the transactions contemplated herein raise no issues regarding the national security of the United States sufficient to warrant further review or investigation; or (iii) CFIUS has concluded its review and any investigation (as the case may be) of the CFIUS Notice and has determined that the transactions contemplated herein do raise issues regarding the national security of the United States and such issues may be resolved by means of a mitigation agreement or other mitigation measures that are commercially reasonable and mutually acceptable to the parties;

(i)	EFI and Strathmore shall have obtained any required consent of parties to Material Contracts in respect of the transactions contemplated herein;

(j)

the issuance of EFI Payment Shares in the United States pursuant to the Arrangement shall be exempt from the registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; and

(k)	this Agreement shall not have been terminated pursuant to Section 8.3.

The foregoing conditions precedent are for the mutual benefit of Strathmore and EFI and may be waived, in whole or in part, by Strathmore and EFI together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Strathmore or EFI may rescind and terminate this Agreement by written notice to the other of EFI or Strathmore and no party shall have any further obligation under this Agreement, other than the obligations contained in the Confidentiality Agreement or the obligations of Strathmore to EFI pursuant to Article 8, if applicable.

The parties shall use their reasonable commercial efforts to satisfy the conditions precedent set out in this Section 5.1 and in Sections 5.2 and 5.3.

Conditions solely for the benefit of EFI and Subco

5.2 The obligations of EFI and Subco to complete the transactions contemplated in this Agreement are subject to the fulfillment of the following conditions precedent on or before the Outside Date, or such other date as specified below:

(a)

the representations and warranties made by Strathmore in Section 3.2 that are qualified by materiality or Material Adverse Effect or Material Adverse Change qualifiers shall be true and correct as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be true and correct as of that specified date), and all other representations and warranties made by Strathmore in Section 3.2 that are not so qualified shall be true and correct in all material respects as of the Effective Time as if made at such time (except to the extent that such representations and warranties are made at a specified date, which shall be true and correct as of that specified date) and EFI shall have received a certificate to that effect in form satisfactory to EFI and dated the Effective Date from the President of Strathmore;

(b)

Strathmore shall have duly performed each of its covenants to be performed on or pursuant to this Agreement (other than any covenants that may have been waived in writing by EFI or Subco) and Strathmore shall have provided to EFI a certificate of an officer of Strathmore certifying as to such compliance as of the Effective Time and EFI shall not have established that it has knowledge to the contrary;

(c)

Since the date hereof there shall have been no Material Adverse Change in Strathmore or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change in Strathmore;

(d)	EFI shall have received title reports reasonably satisfactory to it on each of the Copper King Project, Gas Hills Project, Roca Honda Project and Juniper Ridge Project;

(e)	EFI shall have received Phase 1 environmental reports reasonably satisfactory to it on such of the Copper King Project, Gas Hills Project and Roca Honda Project as it deems necessary;

(f)	As of the Closing Date, Strathmore shall have no long term liabilities other than reclamation liabilities; and

(g)	Holders of not more than 4% of the issued and outstanding Strathmore Shares shall have exercised their rights of dissent as set forth in the Interim Order.

The foregoing conditions precedent are for the benefit of EFI and may be waived, in whole or in part, by EFI in writing at any time. If any of the said conditions precedent shall not be satisfied or waived by EFI on or before the date required for the performance thereof, EFI may rescind and terminate this Agreement by written notice from EFI to Strathmore. On this Agreement being rescinded and terminated pursuant to this Section 5.2 no party shall have any further liability under this Agreement, other than the obligations contained in the Confidentiality Agreement or the obligations of Strathmore to EFI pursuant to Article 8, if applicable.

Conditions solely for the benefit of Strathmore

5.3 The obligations of Strathmore to complete the transactions contemplated in this Agreement are subject to the fulfillment of the following conditions precedent on or before the Outside Date, or such other date as specified below:

(a)

the representations and warranties made by EFI in Section 3.1 that are qualified by materiality or Material Adverse Effect or Material Adverse Change qualifiers shall be true and correct as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by EFI in Section 3.1 that are not so qualified shall be true and correct in all material respects as of the Effective Time as if made at such time (except to the extent that such representations and warranties are made at a specified date, which shall be true and correct as of that specified date), and Strathmore shall have received a certificate to that effect in form satisfactory to Strathmore and dated the Effective Date from the President of EFI;

(b)

EFI shall have duly performed each of its covenants to be performed on or pursuant to this Agreement (other than any covenants that may have been waived in writing by Strathmore and EFI shall have provided to Strathmore a certificate of an officer of EFI certifying as to such compliance as of the Effective Time and Strathmore shall not have established that it has knowledge to the contrary;

(c)

since the date hereof there shall have been no Material Adverse Change in EFI or Subco or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change in EFI or Subco;

(d)

all of the EFI Payment Shares issuable to shareholders of Strathmore pursuant to the Arrangement and any EFI Consideration Securities shall be conditionally approved for listing on the TSX and shall not be subject to any hold periods or other resale restrictions under Applicable Securities Laws (other than resale restrictions applicable to control blocks, if applicable); and

(e)

on the Effective Date, the board of directors of EFI shall consist of no more than eleven (11) directors, of which one (1) director shall be a nominee of Strathmore (provided that such nominee shall be an independent director with respect to EFI).

The foregoing conditions precedent are for the benefit of Strathmore and may be waived, in whole or in part, by Strathmore in writing at any time. If any of the said conditions precedent shall not be satisfied or waived by Strathmore on or before the date required for the performance thereof, Strathmore may rescind and terminate this Agreement by written notice from Strathmore to EFI. On this Agreement being rescinded and terminated pursuant to this Section 5.3 no party shall have any further liability under this Agreement, other than the obligations contained in the Confidentiality Agreement or the obligations of Strathmore to EFI pursuant to Article 8, if applicable.

ARTICLE 6 –NON-SOLICITATION AND SUPERIOR PROPOSALS

Non-Solicitation

6.1 Except as otherwise provided in this Article 6, during the Interim Period Strathmore shall not directly or indirectly, itself or through any of its Representatives:

(a)

solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of Strathmore, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposal or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(b)

engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than EFI and its Representatives) regarding any Acquisition Proposal or Potential Acquisition Proposal;

(c)

withdraw, modify or qualify , or propose publicly to withdraw, modify or qualify, in any manner adverse to EFI, the approval or recommendation of the Arrangement by the Strathmore Board of Directors or any of its committees except where a Material Adverse Effect in respect of EFI has occurred and the Strathmore Board of Directors has determined that, as a consequence of such Material Adverse Effect, it would be inconsistent with the fiduciary duties of the directors of Strathmore to continue to recommend the Transaction;

(d)	approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal;

(e)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(f)

release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

6.2 Strathmore shall immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than EFI or any of its Representatives) by Strathmore or any of its Representatives with respect to any Acquisition Proposal or any Potential Acquisition Proposal. Strathmore shall immediately cease to provide any person (other than EFI or any of its Representatives) with access to information concerning Strathmore in respect of any Acquisition Proposal or any Potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any person (other than EFI or any of its Representatives) that has entered into a confidentiality agreement with Strathmore relating to any Acquisition Proposal or Potential Acquisition Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honored. Strathmore shall ensure that its Representatives are aware of the prohibitions in Section 6.1 hereof and shall be responsible for any breach of this Article 6 by its Representatives.

6.3 Strathmore shall promptly (and in any event within 24 hours) notify EFI, at first orally and then in writing, of any proposal, inquiry, offer or request received by Strathmore or its Representatives:

(a)	relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal (a “Potential Acquisition Proposal”);

(b)	for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or

(c)

for non-public information relating to Strathmore or a Strathmore Sub, access to properties, books and records or a list of the holders of Strathmore's shares or the shareholders of any Strathmore Sub.

description of the terms and conditions thereof and Strathmore shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that EFI may reasonably request. Strathmore shall keep EFI promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by EFI with respect thereto.

Strathmore Alternative Proposal

6.4 Notwithstanding Section 6.1 of this Agreement, following the receipt by Strathmore of a bona fide written Acquisition Proposal made after the date hereof (that was not solicited, assisted, initiated, knowingly encouraged or facilitated after the date hereof in contravention of Section 6.1 of this Agreement), Strathmore and its Representatives may:

(a)

contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(b)

if the Strathmore Board of Directors determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and that failure to take the relevant action would be inconsistent with its fiduciary duties:

(i)

furnish information with respect to Strathmore and the Strathmore Subs to the person making such Acquisition Proposal and its Representatives only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to Strathmore than those contained in the Confidentiality Agreement, provided that Strathmore sends a copy of such confidentiality agreement to EFI promptly following its execution and EFI is promptly provided with a list of, and access to (to the extent not previously provided to EFI) the information provided to such person; and

(ii)

engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period.

6.5 Notwithstanding Section 6.1 of this Agreement, Strathmore may (i) enter into an agreement (other than a confidentiality agreement contemplated by Subsection 6.4(b)(i) hereof) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Transaction and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(a)	Strathmore shall have complied with its obligations under this Article 6;

(b)

the Strathmore Board of Directors has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(c)

Strathmore has delivered written notice to EFI of the determination of the Strathmore Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Strathmore Board of Directors to approve or recommend such Superior Proposal and/or of Strathmore to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by Strathmore and a summary of the valuation analysis attributed by the Strathmore Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors, and together with a summary analysis articulating why the Acquisition Proposal is determined by the Strathmore Board to be a Superior Proposal (the "Superior Proposal Notice");

(d)	at least five Business Days have elapsed since the date the Superior Proposal Notice was received by EFI, which five Business Day period is referred to as the "Match Period";

(e)

if EFI has offered to amend the terms of the Arrangement and this Agreement during the Match Period pursuant to Section 6.6 below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by EFI at the termination of the Match Period; and

(f)	Strathmore terminates this Agreement in compliance with the terms of this Article 6; and

(g)	Strathmore has previously paid or, concurrently with termination, pays in cash the sum of Cdn$1,300,000 to EFI.

6.6 During the Match Period, EFI shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement and Strathmore shall cooperate with EFI with respect thereto, including negotiating in good faith with EFI to enable EFI to make such adjustments to the provisions of the Arrangement and this Agreement as EFI deems appropriate and as would enable EFI to proceed with the Arrangement on such adjusted provisions. The Strathmore Board of Directors shall review any such offer by EFI to amend the terms of the Arrangement and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether EFI's offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by EFI. If the Strathmore Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Strathmore and EFI shall enter into an amendment to this Agreement reflecting the offer by EFI to amend the terms of the Arrangement and this Agreement.

6.7 The Strathmore Board of Directors shall reaffirm its recommendation of the Arrangement by news release promptly after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, (ii) the Strathmore Board of Directors determines that a proposed amendment to the terms of the Arrangement and this Agreement would result in the Acquisition Proposal not being a Superior Proposal and EFI has so amended the terms of the Arrangement; or (iii) the written request of EFI given on or within five Business Days ending the Business Day before a meeting of Strathmore Shareholders called to consider approving the Arrangement. EFI and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release and Strathmore shall incorporate all reasonable comments made by EFI and its legal advisors. 6.8 Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Article 6.

ARTICLE 7 – NON-RECEIPT OF SHAREHOLDER APPROVAL

Non-Receipt of Strathmore Shareholder Approval

7.1 Provided that (i) this Agreement has not been terminated by Strathmore in accordance with Article 6, and (ii) there has been no breach or non-performance by EFI which would entitle Strathmore to terminate this Agreement in accordance with subsections 5.3(a) or 5.3(b), if this Agreement is terminated by reason of the non-satisfaction of the condition specified in Subsection 5.1(a) hereof, Strathmore shall pay to EFI the amount of Cdn$650,000 as partial reimbursement for EFI’s reasonable out-of pocket costs, expenses and disbursements incurred in connection with the Arrangement, this Agreement and the EFI Meeting.

Non-Receipt of EFI Shareholder Approval

7.2 Provided that (i) this Agreement has not been terminated by Strathmore in accordance with Article 6, and (ii) there has been no breach or non-performance by Strathmore which would entitle EFI to terminate this Agreement in accordance with subsections 5.2(a) or 5.2(b), if this Agreement is terminated by reason of the non-satisfaction of the condition specified in Subsection 5.1(b) hereof, EFI shall pay to Strathmore the amount of Cdn$650,000 as partial reimbursement for Strathmore’s reasonable out-of pocket costs, expenses and disbursements incurred in connection with the Arrangement, this Agreement and the Strathmore Meeting.

7.3 Provided that (i) this Agreement has not been terminated by Strathmore in accordance with Article 6, and (ii) there has been no breach or non-performance by Strathmore which would entitle EFI to terminate this Agreement in accordance with subsections 5.2(a) or 5.2(b), if this Agreement is terminated by reason of the non-satisfaction of the condition specified in Subsection 5.1(b) hereof and (a) prior to the EFI Shareholder Meeting, a bona fide Acquisition Proposal for EFI shall have been made or publicly announced by a person or entity other than Strathmore, and (b) within 12 months of such date of termination, EFI or one or more of the EFI Subs, consummates one or more Acquisition Proposals involving EFI or an EFI Sub, then EFI shall pay $1,300,000 to Strathmore.

ARTICLE 8- AMENDMENT AND TERMINATION

Amendment

8.1 This Agreement and the Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; or

(d)

amend the terms or the sequence of transactions described in the Plan of Arrangement subject to any required approval of the shareholders of Strathmore, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

Rights Upon Amendment

8.2 This Agreement and the Exhibits hereto may be amended in accordance with the Final Order, but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Sections 5.1, 5.2, 5.3, 8.1, 8.2 and 8.3 shall remain unaffected.

Termination

8.3 This Agreement shall terminate:

(a)	if the Arrangement has not been completed on or before the Outside Date, at the election of any of the parties;

(b)	in the event that the conditions are not satisfied or waived by the parties to whom they are of benefit prior to the Effective Date, or any earlier date contemplated herein;

(c)	by unanimous agreement of EFI and Strathmore without further action on the part of their respective shareholders;

(d)

upon the earlier of (i) the holders of Strathmore Shares failing to approve the Arrangement at the Strathmore Meeting; and (ii) a final determination from the Court or an appeal court which denies the granting of the Final Order;

(e)	in the event of a termination by Strathmore under Article 6, upon payment by Strathmore to EFI of the amount specified in Section 6.5(f); or

(f)	if any applicable laws make the consummation of the Arrangement illegal or prohibited;

provided that if either EFI or Strathmore determines at any time prior to the Effective Date that it intends to refuse to complete the transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement, it must notify the other party forthwith upon making such determination in order that such other party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time. Neither EFI nor Strathmore may exercise the termination right arising therefrom unless forthwith and in any event prior to the Effective Date, it has given a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which it is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that such matter is reasonably capable of being cured and the notified party is proceeding diligently to cure such matter, the party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Effective Date and the expiration of a period of 20 business days from such notice. If such a notice has been given by EFI to Strathmore prior to the date of the Strathmore Meeting, the Strathmore Meeting will at the election of Strathmore be postponed or adjourned and will not be held until such time as is reasonably practicable after the earlier of (a) the matter to which the notice relates being cured and (b) the expiry of such period. If such notice has been given prior to the making of application for the Final Order, such application will be postponed and will not be made until such time as is reasonably practicable after the earlier of (a) the matter to which the notice relates being cured and (b) the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result thereof.

8.4 Each of the Parties acknowledges that the agreements contained in Section 6.5(g), Section 7.1, Section 7.2 and Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the payment amounts set out in Section 6.5(g), Section 7.1, Section 7.2 and Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of EFI and Strathmore irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where EFI or Strathmore is entitled to an amount under Section 6.5(g), Section 7.1, Section 7.2 or Section 7.3, respectively, and such amount is paid in full, EFI or Strathmore, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided, however that payment by a party of such amount shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by such Party of any of its obligations under this Agreement.

8.5 The provisions of Article 9 will survive any termination under Section 8.3.

ARTICLE 9 - INDEMNITY

Indemnification

9.1 Each party (the “Indemnifying Party”) hereto undertakes with the other parties hereto (the “Indemnified Party”) to hold the Indemnified Party fully and effectually indemnified from and against all losses, claims, damages, liabilities, actions or demands (including amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits or opportunities and consequential or incidental damages), to which such Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.

Defence

9.2 (a)	Promptly after receipt by an Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 9.1, such Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such Section, shall provide the Indemnifying Party with written particulars thereof; provided that failure to provide the Indemnifying Party with such particulars shall not relieve such Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 9 except insofar as such failure shall prejudice such Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep such Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed;

(b)	An Indemnifying Party shall be entitled, at its own expense, to participate in (and, to the extent that it may wish, to assume) the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election so to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, it shall, through the course thereof, provide copies of all relevant documentation to the Indemnified Party, keep such Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. No Indemnifying Party shall enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld.

(c)

Notwithstanding the foregoing, an Indemnified Party shall have the right, at the Indemnifying Party’s expense, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if (i) the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence; or (ii) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (iii) the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

Term

9.3 The obligations of each party hereto under this Article 9 shall terminate one year after the Arrangement is consummated, save with respect to all losses, claims, damages, liabilities, actions or demands notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with Section 9.2.

ARTICLE 10- PUBLIC DISCLOSURE

10.1 No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any party without the prior written agreement of the other of EFI or Strathmore as to timing, content and method, provided that the obligations herein will not prevent any party from making, after consultation with the other of EFI or Strathmore (which consultation shall not be required if it is impracticable or inappropriate), such disclosure as its counsel advises is required by applicable laws or the rules and policies of the reporting jurisdictions of the party.

ARTICLE 11- INSURANCE

11.1 Prior to the Effective Date, Strathmore shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Strathmore and the Strathmore Subs which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and EFI will, or will cause Merged Company and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date. If a tail policy is not available, then EFI agrees that for the period of two years following the Effective Date, EFI shall cause Merged Company or any successor to Merged Company or any of its Strathmore Subs (including any successor resulting from any winding-up or liquidation or dissolution of any of them) to maintain Strathmore and its Strathmore Subs’ current directors’ and officers’ insurance policies or substantially equivalent policies subject in either case to terms and conditions no less advantageous to the directors and officers of Strathmore and its Strathmore Subs than those contained in the policies in effect on the date of this Agreement, for all present and former directors and officers of Strathmore and its Strathmore Subs, covering claims made prior to or within such two year period. The provisions of this Article 11 are intended for the benefit of, and shall be enforceable by, each insured person, his or her heirs and his or her legal representatives and, for such purpose, EFI hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Article 12 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 12 – PURCHASE OF RENO CREEK ROYALTY

12.1 EFI hereby agrees to purchase, and Strathmore hereby agrees to sell, assign and transfer to EFI, free and clear of all liens and encumbrances, the 5% gross production royalty in the Pine-Tree Reno Creek Properties (the “Reno Creek Royalty”) for an aggregate purchase price of Cdn$3,000,000. The closing of the acquisition of the Reno Creek Royalty (the “Reno Closing”) shall occur on June 21, 2013 (or such earlier or later date as EFI and Strathmore may agree). The purchase price for the acquisition of the Reno Creek Royalty shall be satisfied by the delivery of a promissory note in the amount of Cdn$3,000,000 issued by EFI to Strathmore (the “Royalty Payment Note”) on the Reno Closing. The Royalty Payment Note shall be payable without interest as follows: (i) Cdn$500,000 cash payment payable on June 28, 2013; (ii) Cdn$500,000 cash payment payable on July 29, 2013; (iii) Cdn$500,000 cash payment payable on August 30, 2013; and (iv) balance of Cdn$1,500,000 payable on October 31, 2012, either by a cash payment or, at the option of EFI, by the issuance and delivery to Strathmore of the equivalent amount of EFI Common Shares based on the volume weighted average trading price on the TSX for the five trading days ending October 31, 2013. The closing documents in respect of the purchase and sale of the Reno Creek Royalty shall contain such terms and conditions, including industry standard representations and warranties, as are customary in transactions of this nature. The purchase and sale of the Reno Creek Royalty is not conditional upon completion of the Arrangement.

ARTICLE 13- ASSIGNMENT

13.1 No party may assign its rights or obligations under this Agreement.

ARTICLE 14 - WAIVER

14.1 Any waiver or release of any conditions of this Agreement, to be effective, must be in writing executed by the party for whom such condition is expressed by this Agreement to benefit.

ARTICLE 15 - GENERAL

15.1 Time is of the essence herein.

15.2 Each party hereto will, from time to time, at the request of another party, do such further acts and execute and deliver all such further documents, agreements and instruments as will be reasonably required in order to fully perform and carry out the terms, conditions and intent of this Agreement.

15.3 All references to currency are references to Canadian dollars unless otherwise indicated. 15.4 The parties intend that this Agreement will be binding upon them until terminated.

15.5 The parties agree and acknowledge that each of them will bear responsibility for their own expenses and costs incurred and to be incurred by each of them in connection with the Arrangement including, without limitation, amounts paid or payable to financial advisors, legal counsel, auditors, legal counsel, printers, transfer agents, and other arm’s length third parties that perform services on their behalf in connection with the negotiation of the Agreement, the Arrangement, the due diligence review to be conducted in connection with the Arrangement, the preparation and distribution of all necessary disclosure documents and other steps to implement the Arrangement.

15.6 Any notice which is or may be required to be given pursuant to this Agreement shall be in writing and shall be delivered:

if to EFI or Subco, to:

Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado, USA
80228
Attention: President
Facsimile No.: (303) 389-4125

with a copy to:

Borden Ladner Gervais LLP
40 King Street West, Suite 4400
Toronto, Ontario, Canada M5H 3Y4
Attention: Mark F. Wheeler
Facsimile No.: (416) 361-7376
e-mail: mwheeler@blg.com

if to Strathmore, to:

Strathmore Minerals Corp.
#950, 1130 West Pender Street
Vancouver, British Columbia, Canada, V6E 4A
Attention: Steven Khan
Facsimile No.: (250) 979-6363

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
Canada
Attention: Bob Wooder
Facsimile No.: 604-631-3309

Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a)

personally, by delivering the notice to the party on which it is to be served at that party’s address for notices as set forth above. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any business day. If a notice is not delivered on a business day or is delivered after the addressee’s normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee’s first business day next following the time of the delivery; or

(b)

by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party’s facsimile number as set forth above. A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee’s normal business hours on any business day, or at the commencement of the next ensuing business day following transmission if such notice is not transmitted on a business day or is transmitted after the party’s normal business hours.

15.7 This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of Ontario and to the laws of Canada applicable therein. The parties irrevocably submit and attorn to the exclusive jurisdiction of the superior courts of the Province of Ontario located in Toronto, in respect of all matters arising out of this Agreement.

15.8 This Agreement will enure to the benefit of and be binding upon the parties hereto and their successors.

15.9 This Agreement together with the Confidentiality Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto, excluding the Confidentiality Agreement.

15.10 This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All of these counterparts will for all purposes constitute one agreement, binding on the parties, notwithstanding that all parties are not signatories to the same counterpart. A fax transcribed copy or photocopy of this Agreement executed by a party in counterpart or otherwise will constitute a properly executed, delivered and binding agreement or counterpart of the executing party.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the year and day set out on page 1 hereof.

ENERGY FUELS INC.

Per: (signed) Stephen P. Antony
Name: Stephen P. Antony
Title: President & CEO

STRATHMORE MINERALS CORP.

Per: (signed) David Miller
Name: David Miller
Title: CEO

0971890 B.C. LTD.

Per: (signed) Stephen P. Antony
Name: Stephen P. Antony
Title: President & CEO

Schedule “A” to the Arrangement Agreement

PLAN OF ARRANGEMENT

ARTICLE 1 - INTERPRETATION

Definitions

Section 1.1 In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a) “Act” means the Business Corporations Act, R.S.B.C. 2004, c. 57, as amended;

(b) “Agreement” means the Arrangement Agreement dated for reference June 11, 2013, made among EFI, Strathmore and Subco including the schedules thereto as the same may be supplemented or amended from time to time;

(c) “Arrangement” means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Sections 8.1 and 8.2 of the Arrangement Agreement or Article 6 of this Plan of Arrangement, or made at the direction of the Court in the Final Order with the consent of EFI and Strathmore, each acting reasonably;

(d) “business day” means a day, other than a day that is a Saturday, a Sunday or a civic or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(e) “Cancellation Consideration” means the aggregate number of EFI Shares as are issuable in satisfaction of 50% of the Change of the Control Obligations that may be owing from time to time to all Former Employees; the number of EFI Shares issuable to each Former Employee being determined based on the volume weighted average price of the EFI Shares on the TSX over the five trading days prior to the date upon which the Employment Termination Obligation is payable to such Former Employee (the “Share Price”), such that the product of the Share Price and the number of EFI Shares issuable to such Former Employee equals 50% of the Employment Termination Obligation owing to such Former Employee;

(f) “Consolidation” means the consolidation of the issued and outstanding Current EFI Common Shares either (A) on the basis of ten Current EFI Common Shares being consolidated into one Post-Consolidation EFI Common Share, as previously authorized by EFI’s shareholders, or (B) on the basis of such Consolidation Ratio, not to exceed twenty Current EFI Common Shares being consolidated into one Post-Consolidation EFI Common Share, as may be authorized by EFI’s shareholders;

(g) “Consolidation Ratio” means the number of Current EFI Common Shares which are converted into one Post-Consolidation EFI Common Share;

(h) “Court” means the Supreme Court of British Columbia;

(i) “Current EFI Common Shares” means common shares without par value in the capital of EFI, as constituted on June 11, 2013;

(j) “Depositary” means Canadian Stock Transfer Company, or such other person or company as may be appointed by EFI to act as the Depositary hereunder;

(k) “Effective Date” means August 30, 2013, or such earlier or later date as may be agreed between EFI and Strathmore as the date for completing the Arrangement;

(l) “Effective Time” means 11:59 p.m. (Toronto time) on the Effective Date;

(m) “EFI” means Energy Fuels Inc., a company organized under the laws of Ontario;

(n) “EFI Common Shares” means Current EFI Common Shares or, if the Consolidation has become effective prior to the Effective Time, Post-Consolidation EFI Common Shares;

(o) “EFI Payment Shares” means the EFI Common Shares issuable to shareholders of Strathmore pursuant to Section 3.2(e)(vii) hereof;

(p) “EFI Replacement Options” means stock options exercisable to purchase EFI Common Shares to be issued in exchange for Strathmore Options;

(q) “EFI Replacement Warrants” means common share purchase warrants exercisable to purchase EFI Common Shares to be issued in exchange for Strathmore Warrants;

(r) “Employee Strathmore Option” means a Strathmore Option held by a current or former director, officer or employee of Strathmore that was received in respect of, in the course of, or by virtue of, employment with Strathmore or in consideration for services performed as a director or officer;

(s) “Employment Termination Obligations” means the financial obligations owed to Former Employees as a result of the Termination (as defined in the Employment Termination Policy) of such Former Employees within six months after the Effective Time;

(t) “Employment Termination Policy” means the Strathmore Group Employment Termination Policy Effective as of and from January 1, 2009;

(u) “Exchange Ratio” means, for each Strathmore Share and Strathmore RSU and each Strathmore Share underlying an Employee Strathmore Option, Non-Employee Strathmore Option and Strathmore Warrant:

(i) if the Consolidation has not become effective prior to the Effective Time, 1.47 Current EFI Common Shares; or

(ii) if the Consolidation has become effective prior to the Effective Time, the number of Post-Consolidation EFI Common Shares determined when 1.47 is divided by the Consolidation Ratio;

(v) “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(w) “Former Employee” means each Employee (as defined in the Employment Termination Policy) who (A) is subject to the Employment Termination Policy, (B) has entered into a Letter Agreement, and (C) within six months following the Effective Time, is Terminated (as defined in the Employment Termination Policy), other than an Employee who is Terminated for Just Cause (as defined in the Employment Termination Policy), and “Former Employees” means all of them;

(x) “Holder” means a registered holder of Strathmore Shares or any person who surrenders to the Depositary certificates representing such Strathmore Shares duly endorsed for transfer to such person in accordance with the Share Letter of Transmittal;

(y) “In-The-Money Amount” in respect of a stock option means the amount, if any, by which the fair market value at the time of the securities subject to the option exceeds the aggregate price of the option;

(z) “Interim Order” means the order of the Court pursuant to the application therefor contemplated by Section 2.3 of the Agreement;

(aa) “Letter Agreements” means the letter agreements among Strathmore, EFI and each of the Former Employees providing for the issuance of the Cancellation Consideration in satisfaction of 50% of the Employment Termination Obligations that may be owing to such Former Employees from time to time;

(bb) “Merged Company” has the meaning ascribed thereto in Section 3.2(c);

(cc) “Non-Employee Strathmore Option” means any Strathmore Option that is not an Employee Strathmore Option.

(dd) “Person” shall be broadly interpreted and includes any natural person, partnership, limited partnership, joint venture, syndicate, sole proprietorship, body corporate with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative;

(ee) “Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 6 hereof;

(ff) “Post-Consolidation EFI Common Shares” means common shares in the capital of EFI after giving effect to the Consolidation;

(gg) “Registrar” means “registrar” as defined in the Act;

(hh) “Share Letter of Transmittal” has the meaning ascribed thereto in Section 5.3;

(ii) “shareholder” or “holder of shares” means “shareholder” as defined in the Act; and

(jj) “Strathmore” means Strathmore Minerals Corp., a company organized under the laws of British Columbia;

(kk) “Strathmore Meeting” means the special meeting of Holders of Strathmore

Shares to be held to, among other things, consider and, if thought fit, to approve the Arrangement;

(ll) “Strathmore Options” means stock options exercisable to purchase Strathmore Shares outstanding as at the Effective Time;

(mm) “Strathmore RSUs” means restricted stock units granted by Strathmore and outstanding as of the Effective Time;

(nn) “Strathmore Shares” means common shares without par value in the capital of Strathmore;

(oo) “Strathmore Warrants” means common share purchase warrants exercisable to purchase Strathmore Shares outstanding as at the Effective Time;

(pp) “Subco” means 0971890 B.C. LTD., a company organized under the laws of British Columbia and wholly owned by EFI;

(qq) “Subco Shares” means common shares without par value in the capital of Subco;

(rr) “Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, as now in effect and as it may be amended from time to time prior to the Effective Date.

(ss) “Warrant Letter of Transmittal” has the meaning ascribed thereto in 0;

Headings

Section 1.2 The division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection hereof and include any agreement or instrument supplemental therewith, references herein to Articles, Sections and Subsections are to Articles, Sections and Subsections of this Plan of Arrangement.

Number and Gender

Section 1.3 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE 2 – ARRANGEMENT AGREEMENT

Arrangement Agreement

Section 2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Agreement.

ARTICLE 3 - THE ARRANGEMENT

Plan of Arrangement

Section 3.1 This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Strathmore, (ii) EFI, (iii) Subco, (iv) all registered and beneficial holders of Strathmore Shares, Strathmore RSUs, Strathmore Warrants and Strathmore Options; and (v) all Former Employees.

Section 3.2 Commencing at the Effective Time, the following events or transactions shall occur sequentially in the order set out unless otherwise noted and shall be deemed to occur without any further act or formality required on the part of any Person, except as expressly provided herein:

(a) the Strathmore Shares in respect of which shareholders of Strathmore who have exercised dissent rights in accordance with Article 4 (and the right of such shareholder to dissent with respect to such Strathmore Shares has not been terminated or ceased to apply to the shareholder) will be deemed to have been transferred to Strathmore and such shareholders cease to have any rights as shareholders other than the right to be paid by Strathmore the fair value of their Strathmore Shares in accordance with Article 4;

(b) at the time of the step contemplated in Section 3.2(a), with respect to each Strathmore Share transferred pursuant to Section 3.2(a):

(i)	the Holder of such Strathmore Share will cease to be the holder of such Strathmore Share;

(ii)	the Holder’s name will be removed from the central securities register of Strathmore with respect to such Strathmore Share;

(iii)	legal and beneficial title to such Strathmore Share will rest in Strathmore and Strathmore will be and be deemed to be the transferee of such and such Strathmore Share shall be cancelled;

(iv)	the certificate representing such Strathmore Share shall be deemed to have been cancelled; and

(v)	the Holder of such Strathmore Share shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such transfer and cancellation;

(c) after the step described in Section 3.2(a), Strathmore and Subco will amalgamate to form one corporate entity (the “Merged Company”) with the same effect as if the amalgamation was carried out as an amalgamation under the provisions of Part 9, Division 3 of the Act provided that Strathmore shall be considered to have survived the merger as the Merged Company and the separate existence of Subco will cease.

(d) without limiting the generality of Section 3.2(c), at the time, and by virtue, of the step described in Section 3.2(c), the separate existence of Subco will cease without Subco being liquidated or wound-up; Strathmore will continue as the Merged Company; all of the property of Strathmore and Subco will become the property of the Merged Company; and all of the liabilities of Strathmore and Subco will become liabilities of the Merged Company; otherwise than as a result of the acquisition or purchase of property by the Merged Company or as a result of the distribution of property to the Merged Company on the winding-up of Strathmore or Subco.

(e) at the time of the step described in Section 3.2(c) and from and after this time, and as a consequence of the merger:

(i)

the Merged Company will own and hold all property of Strathmore and Subco and, without limiting the provisions hereof, all rights of creditors or others, whether arising by contract or otherwise, will be unimpaired by such merger and all obligations of Strathmore and Subco whether arising by contract or otherwise, may be enforced against the Merged Company to the same extent as if such obligations had been incurred or contracted by it; the Merged Company will continue to be liable for all of the liabilities and obligations of Strathmore and will become liable for the liabilities and obligations of Subco.

(ii)

all rights, contracts, permits and interests of Strathmore will continue as rights, contracts, permits and interests of the Merged Company and all rights, contracts, permits and interest of Subco will become rights, contracts, permits and interests of the Merged Company as if Subco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Strathmore or Subco under any such rights, contracts, permits and interests;

(iii)	any existing cause of action, claim or liability to prosecution will be unaffected;

(iv)	a legal proceeding being prosecuted or pending by or against either Strathmore and Subco may be continued by or against the Merged Company;

(v)	a conviction against, or ruling, order or judgment in favour of or against either Strathmore or Subco may be enforced by or against the Merged Company;

(vi)	the articles and notice of articles of the Merged Company shall be substantially in the form of Strathmore’s articles and notice of articles;

(vii)	each Holder of Strathmore Shares will exchange its Strathmore Shares for EFI Common Shares based on the Exchange Ratio;

(viii)	with respect to each Strathmore Share exchanged pursuant to Section 3.2(e)(vii):

	(A)	the Holder of such Strathmore Share shall cease to be the holder of such Strathmore Share;

	(B)	the Holder’s name will be removed from the central securities register of Strathmore with respect to such Strathmore Share;

	(C)	the certificate representing such Strathmore Share shall be deemed to have been cancelled; and

	(D)	the Holder of such Strathmore Share shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such transfer and cancellation;

(ix)	each Holder of Strathmore RSUs will exchange its Strathmore RSUs for EFI Common Shares based on the Exchange Ratio for each one Strathmore RSU outstanding at the Effective Time;

(x)	with respect to each Strathmore RSU exchanged pursuant to Section 3.2(e)(vii)(ix):

	(A)	the Holder of such Strathmore RSU shall cease to be the holder of such Strathmore RSU;

	(B)	the Holder’s name will be removed from the central securities register of Strathmore with respect to such Strathmore RSU;

	(C)	the certificate representing such Strathmore RSU shall be deemed to have been cancelled; and

	(D)	the Holder of such Strathmore RSU shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such transfer and cancellation;

(xi)

each currently outstanding Employee Strathmore Option will be exchanged for an EFI Replacement Option based on the Exchange Ratio, for the same exercise price as for one Strathmore Share, and on the same terms and conditions, as specified in the Employee Strathmore Option agreements. It is intended subsection 7(1.4) of the Tax Act apply to the above exchange of Employee Strathmore Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of an EFI Replacement Option will be increased such that the In-The-Money of the EFI Replacement Option after the exchange does not exceed the In-The-Money Amount of the Employee Strathmore Option immediately before the exchange. For holders of currently outstanding Employee Strathmore Options, the EFI Replacement Options issued to replace such Employee Strathmore Options shall include the same provisions with respect to the ability to exercise the EFI Replacement Option after the holder ceases to be a director, officer, employee or consultant of EFI that are in effect under the Stock Option Plan of Strathmore in effect on the Effective Date, subject to all necessary stock exchange acceptances (which EFI and Strathmore have covenanted to best efforts to obtain or effect). Upon delivery to a holder of an Employee Strathmore Option of a certificate or agreement representing the EFI Replacement Option issued in exchange for a currently outstanding Employee Strathmore Option, the Employee Strathmore Option shall be terminated and the holder of such Employee Strathmore Option shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such exchange and termination;

(xii)

each currently outstanding Non-Employee Strathmore Option will be exchanged for an EFI Replacement Option based on the Exchange Ratio, for the same exercise price as for one Strathmore Share, and on the same terms and conditions, as specified in the Non- Employee Strathmore Option agreements. For holders of currently outstanding Non- Employee Strathmore Options, the EFI Replacement Options issued to replace such Non- Employee Strathmore Options shall include the same provisions with respect to the ability to exercise the EFI Replacement Option after the holder ceases to be a director, officer, employee or consultant of EFI that are in effect under the Stock Option Plan of Strathmore in effect on the Effective Date, subject to all necessary stock exchange acceptances (which EFI and Strathmore have covenanted to best efforts to obtain or effect). Upon delivery to a holder of a Non-Employee Strathmore Option of a certificate or agreement representing the EFI Replacement Option issued in exchange for a currently outstanding Non-Employee Strathmore Option, the Non-Employee Strathmore Option shall be terminated and the holder of such Non-Employee Strathmore Option shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such exchange and termination;

(xiii)

each currently outstanding Strathmore Warrant will be exchanged for an EFI Replacement Warrant based on the Exchange Ratio, for the same exercise price as for one Strathmore Share, and on the same terms and conditions, specified in the warrant indenture and/or warrant certificate governing the Strathmore Warrants. Upon delivery to a holder of a Strathmore Warrant of a certificate or agreement representing the EFI Replacement Warrant issued in exchange for a currently outstanding Strathmore Warrant, the Strathmore Warrant shall be terminated and the holder of such Strathmore Warrant shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such exchange and termination;

(xiv)	each Subco Share shall be cancelled and the holder thereof shall receive, for each such Subco Share, one common share in the capital of the Merged Company;

(xv)	the name of the Merged Company shall be “Strathmore Minerals Corp.”;

(xvi)	the address of the registered and records office of the Merged Company shall be Suite 1200, 200 Burrard Street, Vancouver, British Columbia V7X 1T2;

(xvii)	the Merged Company shall be authorized to issue an unlimited number of common shares without par value;

(xviii)

the notice of articles of the Merged Company shall be the Notice of Articles of Strathmore except that they will reflect the composition of the Board of Directors of the Merged Company as agreed between EFI and Strathmore;

(xix)	the articles of the Merged Company shall be the Articles of Strathmore, a copy of which is attached as Appendix I to this Plan of Arrangement;

(xx)	the first annual meeting of the Merged Company will be held within 18 months from the Effective Date; and

(xxi)	the first directors of the Merged Company following the merger shall be the persons set out in the notice of articles referred to in Section 3.2(e)(xviii),

provided that none of the foregoing will occur or be deemed to occur unless all of the foregoing occurs.

Section 3.3 On or immediately prior to the Effective Date, EFI shall deliver or arrange to be delivered to the Depositary certificates representing the requisite EFI Payment Shares, required to be issued in accordance with the provisions of Section 3.2(e) hereof, which certificates shall be held by the Depositary as agent and nominee for former Strathmore shareholders for distribution to such former shareholders in accordance with the provisions of Article 5 hereof.

Section 3.4 On or within 10 business days of an applicable Employment Termination Obligation arising, EFI shall deliver or arrange to be delivered to the applicable Former Employee the Cancellation Consideration. For greater certainty, delivery of the Cancellation Consideration under this Plan of Arrangement shall constitute satisfaction of 50% of the Employment Termination Obligations to such Former Employee and the balance of the Employment Termination Obligations, if not previously satisfied, shall remain outstanding until so paid.

Section 3.5 Any transfer of any securities pursuant to the Arrangement shall be free and clear of any hypothecs, liens, claims, encumbrances, charges, adverse interests or security interests.

Section 3.6 No fractional securities shall be issued pursuant to any of the exchanges contemplated pursuant to Section 3.2 hereof. In the event the number of securities issuable pursuant to an exchange is not otherwise a whole number, the number of securities issuable shall be rounded to the nearest whole number (and if the fraction is 0.5, the number of securities issuable shall be rounded up to the next whole number).

ARTICLE 4 - RIGHTS OF DISSENT

Rights of Dissent

Section 4.1 The Holders of Strathmore Shares may exercise rights of dissent conferred by the Interim Order in the manner set out in Section 242 of the Act, as modified by the Interim Order with respect to the Arrangement, provided that the notice of dissent is received by 11:00 a.m. (Vancouver time) on the date that is two business days prior to the date of the Strathmore Meeting. Without limiting the generality of the foregoing, Holders who duly exercise such rights of dissent and who are:

(a)	ultimately determined to be entitled to be paid by Strathmore the fair value for their Strathmore Shares shall be deemed to have had their Strathmore Shares cancelled on the Effective Date; or

(b)

ultimately determined not to be entitled to be paid their fair value for any reason for their Strathmore Shares shall be deemed to have participated in the Arrangement on the same basis as non-dissenting Holders of Strathmore Shares and shall receive EFI Payment Shares on the basis determined in accordance with Section 3.2(e)(vii) of this Plan of Arrangement.

In no case shall EFI or Strathmore be required to recognize the Holders who are ultimately determined to be entitled to be paid the fair value of their Strathmore Shares as contemplated by Subsection 4.1(a) above as EFI shareholders at and after the Effective Time, and the names of such Holders shall be removed from EFI’s register of shareholders as of the Effective Time.

ARTICLE 5 - CERTIFICATES AND DOCUMENTATION

Entitlement to EFI Share Certificates

Section 5.1 After the Effective Date, the former shareholders of Strathmore shall be entitled to receive certificates representing EFI Payment Shares on the basis set forth in Section 3.2(e) by complying with the requirements set forth in Section 5.5.

Entitlement to Options and Warrants of EFI

Section 5.2 After the Effective Date and subject to Section 3.2, the holders of outstanding Strathmore Options and Strathmore Warrants shall be entitled to receive documentation evidencing EFI Replacement Options and EFI Replacement Warrants on the terms described in Section 3.2(e)(ix) and (xii), respectively.

Letters of Transmittal

Section 5.3 Promptly after the Effective Date, EFI shall forward (or cause to be forwarded), in accordance with the terms of this Arrangement, a letter of transmittal (the “Share Letter of Transmittal”) to each Holder of Strathmore Shares to which Section 3.2(e) applies, at the address of each shareholder as it appeared in the register of Strathmore, with instructions for obtaining delivery of certificates representing EFI Payment Shares.

Promptly after the Effective Date, EFI shall forward (or cause to be forwarded) a letter of transmittal (the “Warrant Letter of Transmittal”) to each holder of Strathmore Warrants to which Section 3.2(e) applies, at the address of each such holder as it appears in Strathmore’s records, with instructions for obtaining delivery of certificates representing EFI Replacement Warrants. Certificates representing EFI Replacement Warrants shall be registered in the name or names and will be delivered by letter mail postage pre-paid or in the case of postal disruption, by such other means as EFI deems prudent, to such address or addresses as such warrantholder may direct in the Warrant Letter of Transmittal as soon as practical after the receipt by EFI of the documents required.

Section 5.4 EFI shall forward (or cause to be forwarded) to each holder of Strathmore Options, at the address provided by Strathmore to EFI, agreements representing the EFI Replacement Options to which such holder is entitled promptly after the Effective Date.

Procedure for Exchange of Certificates

Section 5.5 A former shareholder of Strathmore must deliver, within six (6) years of the Effective Date, the following documents in order to receive certificate(s) for EFI Payment Shares issued to such shareholder under this Plan of Arrangement:

(a) the certificate representing such shareholder’s Strathmore Shares to the Depositary or as the Depositary may otherwise direct in accordance with instructions contained in the Share Letter of Transmittal;

(b) the duly completed Share Letter of Transmittal; and

(c) such other documents as the Depositary may reasonably require.

Certificates shall be registered in the name or names and will be delivered by letter mail postage pre-paid or in the case of postal disruption, by such other means as the Depositary deems prudent, to such address or addresses as such shareholder may direct in the Share Letter of Transmittal as soon as practical after the receipt by the Depositary of the documents required under this Section 5.5.

Termination of Rights

Section 5.6 Any certificates formerly representing Strathmore Shares that are not deposited with all other documents as provided in Section 5.5 on or before the sixth anniversary of the Effective Date shall cease to represent any right or claim of any kind or nature and the right of the former shareholder of such Strathmore Shares to receive certificates representing EFI Payment Shares and the EFI Payment Shares issued to such former Strathmore shareholder shall be deemed to be surrendered to EFI together with all dividends or distributions thereon held for such shareholder.

Distribution

Section 5.7 All dividends paid or distributions made in respect of the EFI Payment Shares for which a certificate formerly representing Strathmore Shares has not been deposited with all other documents as provided in Section 5.5 hereof, shall be paid and delivered to the Depositary to be held subject to Section 5.07 in trust for such shareholder, for delivery to the shareholder net of all withholding and other Taxes, upon delivery of the certificate in accordance with Section 5.5.

Withholding Rights

Section 5.8 The Merged Company, EFI, Subco, Strathmore and the Depositary shall be entitled to deduct and withhold from the consideration payable to any shareholder under this Arrangement such amounts as the Merged Company, EFI, Subco, or Strathmore or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended (the “Code”) or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

United States Tax Matters

Section 5.9 The merger of Subco and Strathmore as set for in this Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Agreement and Plan of Arrangement is intended to be a plan of reorganization for purposes of the Code and applicable U.S. Treasury Regulations thereunder. Provided that the Arrangement meets the requirements of a reorganization within the meaning of Section 368(a) of the Code, each party agrees to treat the transactions contemplated by the Agreement and this Plan of Arrangement as a reorganization in accordance with the provisions of Section 368(a) of the Code for United States federal income tax purposes and agrees to treat the Agreement and Plan of Arrangement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code, unless otherwise required by applicable law. Except as otherwise provided in this Agreement or the Plan of Arrangement, each party hereto agrees to act in a manner that is consistent with the parties’ intention that the said merger of Subco and Strathmore is treated as a reorganization within the meaning of Section 368(a) of the Code, and none of the parties will take any action that would cause the merger not to qualify as a reorganization in accordance with Section 368(a) of the Code. Notwithstanding the foregoing, none of EFI, Subco or Strathmore makes any representation or warranty to any other party or to any shareholder, holder of EFI Payment Shares or other holder of securities of Strathmore or EFI (including, without limitation, stock options, warrants or other similar rights) regarding the United States tax treatment of such transactions, including but not limited to whether such transactions will qualify as a tax deferred plan of reorganization for purposes of United States federal, state or local income tax. Strathmore, EFI and Subco acknowledge that EFI, Subco, Strathmore and the shareholders are relying solely on their own tax advisors in connection with the Agreement and this Plan of Arrangement and related transactions and agreements.

Lost Certificates

Section 5.10 In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Strathmore Shares which were exchanged for EFI Payment Shares in accordance with this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the EFI Payment Shares which such holder is entitled to receive in accordance with Section 3.2 hereof. When authorizing such delivery of a certificate representing the EFI Payment Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such EFI Payment Shares is to be delivered shall, as a condition precedent to the delivery of such EFI Payment Shares, give a bond satisfactory to EFI and the Depositary in such amount as EFI and the Depositary may direct, or otherwise indemnify EFI and the Depositary in a manner satisfactory to EFI and the Depositary, against any claim that may be made against EFI and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of EFI.

ARTICLE 6 - AMENDMENT

Plan of Arrangement Amendment

Section 6.1 EFI and Strathmore reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Strathmore Meeting, approved by the Court and communicated to the shareholders of Strathmore in the manner required by the Court (if applicable).

Section 6.2 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by EFI and Strathmore may be made at any time prior to or at the Strathmore Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Strathmore Meeting shall become part of this Plan of Arrangement for all purposes.

Section 6.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Strathmore Meeting shall be effective only if it consented to by each of EFI and Strathmore.

ARTICLE 7 - FURTHER ASSURANCES

Further Assurances

Section 7.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to document or evidence any of the transactions or events set out herein.

Appendix I

Articles of Strathmore

INTENTIONALLY OMITTED

A copy of the Articles of Strathmore, which will be the Articles of the Merged Company, are available on SEDAR at www.sedar.com, under Strathmore’s profile.

Schedule “B” to the Arrangement Agreement

EFI SHARE CAPITALIZATION

Energy Fuels Inc.

Share Capital Structure as of June 11, 2013

	Issue Date	Expiry Date	# of shares	Exercise Price
ISSUED AND OUTSTANDING			706,151,358

OPTIONS – Directors, officers, employees, etc.	3 Feb 2009	4 Feb 2014	600,000	$0.35
	17 July 2009	17 Jul 2014	450,000	$0.35
	22 Oct 2009	22 Oct 2014	150,000	$0.35
	21 Jun 2010	21 Jun 2015	12,500	$0.155
	13 Jul 2010	13 Jul 2015	895,000	$0.20
	21 Jul 2010	21 Jul 2015	12,500	$0.17
	5 Aug 2010	5 Aug 2015	900,000	$0.30
	18 Oct 2010	18 Oct 2015	75,000	$0.62
	10 Nov 2010	10 Nov 2015	50,000	$0.71
	13 Apr 2011	13 Apr 2016	1,660,000	$0.51
	7 Mar 2012	7 March 2017	6,471,000	$0.31
	13 Aug 2012	13 Aug 2017	2,688,000	$0.23
	13 Aug 2012	1 Sep 2017	600,000	$0.23
	13 Aug 2012	17 Sep 2017	100,000	$0.23
	27 Aug 2012	27 Aug 2017	3,325,000	$0.23
	27 Aug 2012	27 Aug 2017	10,000,000	$0.23
	27 Aug 2012	27 Aug 2017	500,000	$0.23
	27 Aug 2012	1 Sep 2017	625,000	$0.23
	25 Jan 2013	25 Jan 2016	50,000	$0.18
	9 May 2013	10 May 2018	300,000	$0.14
Agreement to Grant Options*	TBD	TBD	1,000,000	TBD
Total Number of Options			30,464,000

WARRANTS	31 Mar 2011	31 Mar 2015	11,500,000	$0.65
	3 Aug 2011	3 Aug 2013	340,000	$0.31
	21 Jun 2012	22 Jun 2015	17,750,250	$0.27
Total Number of Warrants			29,590,250

Common Shares Issuable upon conversion of Convertible Debentures	24 July 2012	30 June 2017	73,333,334	$0.30
FULLY DILUTED NUMBER OF SHARES			839,538,942
* Up to 1,000,000 options to be issued at market price on the date of issue to be granted upon satisfactory completion of certain events per an advisory agreement dated October 2012.
In addition to the foregoing, a completion fee of $600,000 is payable to EFI’s financial advisors upon completion of the Arrangement in common shares of EFI at a price equal to the 5 day VWAP of the Company’s common share as of the date of completion of the Arrangement, per an agreement dated March 13, 2013.

Schedule “C” to the Arrangement Agreement

STRATHMORE SHARE CAPITALIZATION

Strathmore Minerals Corp.
Share Capital Structure as of June 11, 2013

	Issue Date	Expiry Date	# of shares	Exercise Price
ISSUED AND OUTSTANDING			124,673,285

OPTIONS-Directors, officers, employees etc.*
	26-Sep-2008	26-Sep-2013	150,000	$0.60
	10-Nov-2008	10-Nov-2013	3,875,000	$0.41
	01-Feb-2011	01-Feb-2014	100,000	$1.30
	17-Feb-2	17-Feb-2015	1,485,000	$0.65
	17-Feb-2012	17-Feb-2015	400,000	$0.55
	29-Nov-2010	29-Nov-2015	190,000	$1.30
	23-Dec-2010	23-Dec-2015	1,280,000	$1.17
	22-Feb-2012	22-Feb-2022	1,050,000	$0.56
	26-Oct-2012	26-Oct-2022	1,600,000	$0.215

Total Number of Options			10,130,000

RESTRICTED SHARE UNITS**			2,143,668

FULLY DILUTED NUMBER OF SHARES			136,946,953
*Vesting removed upon change in control. ** Restricted Share Units will convert to Strathmore common shares and become fully vested and issued upon change in control.

Schedules “D”, “E” and “F” to the Arrangement Agreement

INTENTIONALLY OMITTED

SCHEDULE C – FAIRNESS OPINION

June 11, 2013

The Board of Directors
Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, Ontario, M5C 2B6

To the Board of Directors:

Haywood Securities Inc. (the “Advisor” or “Haywood Securities”) understands that Energy Fuels Inc. (the “Corporation” and which term shall, to the extent required or appropriate in the context, include the affiliates of the Corporation) and Strathmore Minerals Corp. (“Strathmore”) have agreed to enter into a plan of arrangement transaction (the “Transaction”) pursuant to which all of the outstanding shares of Strathmore will be exchanged for common shares of the Corporation at the ratio of 1.47 of a share of the Corporation for every one Strathmore share held (the “Exchange Ratio”), as contemplated by the definitive agreement dated June 11, 2013 between the Corporation and Strathmore (the “Definitive Agreement” and which term shall include the schedules attached thereto). The Transaction will be described in detail in a management proxy circular (the “Circular”) to be prepared by the Corporation and sent to the shareholders of the Corporation.

The Board of Directors of the Corporation (the “Board of Directors”) has engaged Haywood Securities to render an opinion (this “Fairness Opinion”) as to the fairness, from a financial point of view, of the consideration to be paid by the Corporation in connection with the Transaction. Haywood Securities has not prepared a valuation of either the Corporation, or Strathmore, or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Engagement

The Corporation initially contacted Haywood Securities regarding a potential advisory assignment in November 2012 and Haywood Securities was formally engaged by the Board of Directors pursuant to an agreement entered into on March 13, 2013 between the Corporation, Dundee Securities Ltd. and Haywood Securities (the “Advisory Agreement”). Under the Advisory Agreement, Haywood Securities agreed to render an opinion to the Board of Directors with respect to the fairness, from a financial point of view, of the consideration offered to Strathmore in connection with the Transaction. Following the review of the terms of the Transaction by Haywood Securities, Haywood Securities rendered its oral opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration offered to Strathmore in connection with the Transaction.

The terms of the Advisory Agreement provide that Haywood Securities is to be paid fees for its services under the Advisory Agreement.

Independence of Haywood Securities

Haywood Securities is not an insider, associate, or affiliate of the Corporation or Strathmore or any of their respective associates or affiliates. Haywood Securities has not entered into any other agreements or arrangements with the Corporation or Strathmore or any of their affiliates with respect to any future dealings. Haywood Securities, however, acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation and Strathmore or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or Strathmore or the Transaction. During the 24 months prior to the engagement of Haywood Securities by the Corporation, Haywood Securities has participated in financings by the Corporation in which Haywood Securities acted as agent.

Credentials of Haywood Securities

Haywood Securities is one of Canada's leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. The opinion expressed herein is the opinion of Haywood Securities, and the individuals primarily responsible for preparing this opinion are professionals of Haywood Securities experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review and Approach to Analysis

In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)	reviewed the Definitive Agreement between the Corporation and Strathmore concerning the proposed Transaction;

(b)	reviewed the audited consolidated financial statements of the Corporation for the financial years ended September 30, 2011 and 2012;

(c)	reviewed the Management's Discussion and Analysis of the Corporation for the financial years ended September 30, 2011 and 2012;

(d)	reviewed the unaudited consolidated financial statements of the Corporation for the financial quarters ended June 30, 2012, December 31, 2012 and March 31, 2013;

(e)	reviewed the Management's Discussion and Analysis of the Corporation for the financial quarters ended June 30, 2012, December 31, 2012 and March 31, 2013;

(f)	reviewed the Annual Information Form of the Corporation for the financial year ended September 30, 2012;

(g)	reviewed the Corporation's Management Information Circular dated January 25, 2013;

(h)	reviewed the audited consolidated financial statements of Strathmore for the financial years ended December 31, 2011 and 2012;

(i)	reviewed the Management's Discussion and Analysis of Strathmore for the financial years ended December 31, 2011 and 2012;

(j)	reviewed the unaudited consolidated financial statements of Strathmore for the financial quarters ended June 30, 2012, September 30, 2012, and March 31, 2013;

(k)	reviewed the Management's Discussion and Analysis of Strathmore for the financial quarters ended June 30, 2012, September 30, 2012, and March 31, 2013;

(l)	reviewed Strathmore’s Management Information Circular dated May 28, 2013;

(m)

conducted discussions with management of the Corporation concerning the current business plan of Strathmore, its assets, its financial condition, its future business prospects and potential alternatives to the Transaction;

(n)	reviewed public information relating to the business, financial condition and trading history of each of the Corporation and Strathmore and other select public companies we considered relevant;

(o)	reviewed 43-101 compliant technical reports of each of the Corporation and Strathmore;

(p)

reviewed certain projected financial and operating information, including without limitation, operational forecasts including internal mine models (where applicable), and financial forecasts and budgets, which were prepared and provided by the Corporation and Strathmore;

(q)	reviewed certain internal documents, including without limitation, material contracts and reports, which were prepared and provided by the Corporation and Strathmore;

(r)

reviewed historical market prices and valuation multiples for the common shares of the Corporation and the common shares of Strathmore and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(s)

reviewed the financial results of the Corporation and Strathmore and compared them with publicly available financial data concerning certain publicly traded companies that we deemed to be relevant for the purposes of our analysis;

(t)	reviewed publicly available financial data for merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

(u)	compared the consideration offered to Strathmore and its implied transaction value to the historical market prices of the common shares of Strathmore and the Corporation;

(v)	reviewed certain industry reports and statistics that we deemed relevant for purposes of our analysis;

(w)

reviewed and considered such other financial, market, technical and industry information, conducted such other investigations, analyses and discussions (including discussions with senior management, legal counsel to the Corporation and other third parties) as we considered relevant and appropriate in the circumstances.

In our assessment, we considered several techniques and used a blended approach to determine our opinion on the Transaction. We based this Fairness Opinion upon a number of quantitative and qualitative factors.

Haywood Securities has not, to the best of its knowledge, been denied access by the Corporation to any information under its control requested by Haywood Securities. Haywood Securities did not meet with the auditors of the Corporation or Strathmore and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Corporation and Strathmore and the reports of the auditor thereon.

Assumptions and Limitations

With the approval and agreement of the Board of Directors, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Corporation or Strathmore, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, Strathmore, their respective subsidiaries, associates and affiliates, and to the Transaction. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations. We have relied upon the due diligence review of Strathmore conducted by the Corporation and its external consultants and advisors. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Corporation or Strathmore under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation or Strathmore.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood Securities and used in its analyses, Haywood Securities notes that projecting future results of any company is inherently subject to uncertainty. Haywood Securities has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Corporation and Strathmore to which such financial analyses, forecasts, projections, estimates and/or budgets relate. We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

We have also assumed that the Transaction will have the tax consequences described in the Definitive Agreement. In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to the Corporation, Strathmore and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

We have relied as to all legal matters relevant to rendering our opinion upon advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or Strathmore or on the contemplated benefits of the Transaction.

The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation as they are reflected in the information provided by the Corporation and as they were represented to us in our discussions with the management of the Corporation. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the common shares of the Corporation will trade at any future time. In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood Securities and any party involved in the Transaction.

We have not been asked to prepare and have not prepared a valuation of the Corporation, or Strathmore or any of the securities or assets thereof and our opinion should not be construed as a "formal valuation" (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions).

This Fairness Opinion is provided for the use of the Board of Directors of the Corporation only and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written approval. Haywood Securities consents to the inclusion of this Fairness Opinion in the Circular. Haywood Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood Securities after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Haywood Securities reserves the right to change, modify or withdraw the Fairness Opinion.

Haywood Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood Securities considered relevant, Haywood Securities is of the opinion that, as of the date hereof, the consideration to be paid by the Corporation in connection with the Transaction, is fair, from a financial point of view, to the Corporation.

Yours truly,

(Signed) “Haywood Securities Inc.”

HAYWOOD SECURITIES INC.

SCHEDULE D – PRO FORMA FINANCIAL STATEMENTS OF EFI

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Financial Position as at March 31, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars)

						Pro Forma Consolidated
	Energy Fuels Inc.	Strathmore Minerals Corp.			Pro Forma	Energy Fuels Inc.
	March 31, 2013	March 31, 2013	Note		Adjustments	March 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$13,011	$2,909	4	(e)	$2,882	$18,802
Marketable securities	478	-			-	478
Available for sale assets	-	2,206			-	2,206
Trade and other receivables	2,952	54			-	3,006
Inventories	25,256	-			-	25,256
Prepaid expenses and other assets	921	416			-	1,337
	42,618	5,585			2,882	51,085
Non-current
Property, plant and equipment	139,623	60,343	4	(a)	(31,373)	168,593
Investment in Virginia Energy	4,182	-			-	4,182
Intangible assets	10,196	-			-	10,196
Restricted cash	28,468	898			-	29,366
	$225,087	$66,826			$(28,491)	$263,422

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$7,420	$1,305	4	(b)	$2,370	$11,095
Deferred revenue	1,150	-			-	1,150
Current portion of long-term liabilities
Decommissioning liability	95	-			-	95
Loans and borrowings	844	-			-	844
	9,509	1,305			2,370	13,184
Non-current
Long-term decommissioning liability	15,847	-			-	15,847
Long-term loans and borrowings	20,641	-			-	20,641
	45,997	1,305			2,370	49,672

Shareholders' equity
Capital stock	$183,360	$77,613	4	(c)	$29,676	$215,260
			4	(c)	510
			4	(b)	1,714
			4	(d)	(77,613)
Contributed surplus	19,810	10,027	4	(d)	(10,027)	19,810
Share purchase warrants	4,103	-			-	4,103
Deficit	(27,614)	(34,539)	4	(d)	34,539	(27,614)
Accumulated other comprehensive loss	(569)	(115)	4	(d)	115	(569)
Attributable to Shareholders	179,090	52,986			(21,086)	210,990
Non-controlling interests	-	12,535	4	(a)	(9,775)	2,760
	179,090	65,521			(30,861)	213,750
	$225,087	$66,826			$(28,491)	$263,422

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Income (Loss)
For the Six Months Ended March 31, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

		Strathmore Minerals
	Energy Fuels Inc.	Corp
	Six Months Ended	Six Months Ended			Pro Forma	Pro Forma Consolidated
	March 31, 2013	March 31, 2013	Note		Adjustments	Energy Fuels Inc

REVENUES	$43,014	$-			$-	$43,014

COST OF SALES
Production cost of sales	37,312	-			-	37,312
Impairment of inventories	4,425	-			-	4,425
TOTAL COST OF SALES	(41,737)	-			-	(41,737)
GROSS PROFIT	1,277	-			-	1,277
Other operating expenses	(2,053)	-			-	(2,053)
Selling, general and administrative expenses	(9,195)	(2,043)			-	(11,238)
Finance income (expense)	255	(229)	4	(f)	100	126
Other income (expense)	(288)	-			-	(288)
NET LOSS BEFORE TAXES	(10,004)	(2,272)	-		100	(12,176)
Income tax expense	(8)	-			-	(8)
NET LOSS FOR THE PERIOD	(10,012)	(2,272)	-		100	(12,184)
Attributable to shareholders	(10,012)	(2,195)			100	(12,107)
Non-controlling interests	-	(77)			-	(77)
NET LOSS FOR THE PERIOD	$(10,012)	$(2,272)			$100	$(12,184)

LOSS PER COMMON SHARE
BASIC AND DILUTED LOSS PER SHARE	$(0.01)					$(0.01)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Income (Loss)
For the Year Ended September 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

		Strathmore
		Minerals Corp	Titan Uranium Inc.	Denison Mines
	Energy Fuels Inc.	Year Ended	Period from October 1,	Holdings Corp				Pro Forma
	Year Ended	December 31,	2011 to February 29,	Period from October 1,			Pro Forma	Consolidated
	September 30, 2012	2012	2012	2011 to June 30, 2012	Note		Adjustments	Energy Fuels Inc

REVENUES	$25,028	$-	$-	$69,267			$-	$94,295

COST OF SALES
Production cost of sales	21,855	-	-	59,998			-	81,853
TOTAL COST OF SALES	(21,855)	-	-	(59,998)			-	(81,853)
GROSS PROFIT	3,173	-	-	9,269			-	12,442
Selling, general and administrative expenses	(11,443)	(5,503)	(1,337)	(7,306)	4	(f)	100	(25,489)
Finance income (expense)	(1,869)	(345)	16	(883)	4	(k)	(14)	(657)
					4	(l)	1,062
					4	(m)	1,376
Impairment of assets	(24,022)	-	(959)	(67,340)	4	(i)	67,340	(24,981)
Impairment of goodwill		-	-	(63,229)	4	(h)	63,229	-
Transaction costs	(4,890)	-	-	-			-	(4,890)
Gain on purchase of Denison US Mining Division	56,215	-	-	-	4	(g)	(56,215)	-
Other income (loss)	(191)	-	421	(430)	4	(j)	(243)	(443)
NET INCOME (LOSS) BEFORE TAXES	16,973	(5,848)	(1,859)	(129,919)			76,635	(44,018)
Income tax expense	-	-	-	(27)			-	(27)
NET INCOME (LOSS) FOR THE YEAR	16,973	(5,848)	(1,859)	(129,946)			76,635	(44,045)
Attributable to shareholders	16,973	(5,713)	(1,859)	(129,946)			76,635	(43,910)
Non-controlling interests	-	(135)	-	-			-	(135)
NET INCOME (LOSS) FOR THE YEAR	$16,973	$(5,848)	$(1,859)	$(129,946)			$76,635	$(44,045)

INCOME (LOSS) PER COMMON SHARE
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$0.06							$(0.05)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the proposed acquisition (the “Acquisition”) of Strathmore Minerals Corp. (“Strathmore”) by Energy Fuels Inc. (“EFI” or the “Company”). The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the Acquisition pursuant to the assumptions described in Note 3 and 4 to these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statement of financial position as at March 31, 2013 gives effect to the proposed Acquisition by EFI as if it had occurred as at March 31, 2013. The unaudited pro forma condensed consolidated statements of income (loss) for the six month period ended March 31, 2013 and year ended September 30, 2012 give effect to the proposed Acquisition as if it had occurred as at October 1, 2011. The unaudited pro forma condensed consolidated statement of income (loss) for the twelve month period ended September 30, 2012 also gives effect to the acquisition of Titan Uranium Inc (“Titan”) and Denison Mines Holdings Corp. (“DMHC”) by the Company as if they had occurred as at October 1, 2011.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition or the acquisition of Titan and DMHC had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. Any potential synergies that may be realized after consummation of the proposed Acquisition, if successful, have been excluded from the unaudited pro forma condensed consolidated financial statement information.

The pro forma adjustments and allocations of the purchase price for Strathmore are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after the asset and liability valuations are finalized.

In preparing the unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of income (loss), the following historical information, which was prepared in accordance with International financial reporting standards (“IFRS”), was used:

1.

Pro forma statement of financial position as at March 31, 2013 combines the unaudited condensed consolidated statement of financial position of EFI as at March 31, 2013 and the unaudited condensed consolidated statement of financial position of Strathmore as at March 31, 2013 (as disclosed in Strathmore’s March 31, 2013 financial report, which was translated to the U.S. dollar using the March 31, 2013 period end exchange rate of 1.0156).

	2.	Pro forma statement of income (loss) for the year ended September 30, 2012:

i.

combines the audited consolidated statement of income (loss) of EFI for the year ended September 30, 2012 and the audited consolidated statement of income (loss) of Strathmore for the year ended December 31, 2012 (as disclosed in Strathmore’s December 31, 2012 financial report, which was translated to the U.S. dollar using the average exchange rate for the year ended December 31, 2012 of 0.9996;

ii.

makes adjustments to give effect to EFI’s acquisition of Titan Uranium Inc (“Titan”) as if it had occurred on October 1, 2011 and not March 1, 2012 when Titan was acquired. Titan’s condensed consolidated statements of income (loss) for the five months ended February 29, 2012 included in the pro forma statement of income (loss) was constructed by removing one month from Titan’s internal unaudited condensed consolidated statement of income (loss) for the six months ending on February 29, 2012. These statements were translated to the U.S. dollar for the period shown using the average exchange rate of 1.0160;

iii.

makes adjustments to give effect to EFI’s acquisition of Denison Mines Holdings Corp. (“DMHC”) as if it had occurred on October 1, 2011 and not June 29, 2012 when DMHC was acquired. The construction was based on DMHC’s internal unaudited condensed consolidated statement of income (loss) for the three- month period ended December 31, 2011 and the unaudited condensed consolidated statement of income (loss) for the three months ended March 31, 2012 and the internal unaudited condensed consolidated statement of income (loss) for the three months ended June 30, 2012.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.	BASIS OF PRESENTATION (continued)

3.

Pro forma statement of income (loss) for the six months ended March 31, 2013 combines the unaudited condensed consolidated statement of income (loss) of EFI for the six months ended March 31, 2013 and the unaudited condensed consolidated statement of income (loss) of Strathmore for the six months ended March 31, 2013. The financial statements of Strathmore for the six month period ended March 31, 2013 was derived by removing the nine months ended September 30, 2012 from the year ended December 31, 2012 and by adding the three months ended March 31, 2013 which was translated to the US dollar by using the average period exchange rate for six months ended March 31, 2013 of 0.9997. Consequently, the three months period ended December 31, 2012 is duplicated in both the year ended December 31, 2012 and the six month period ended March 31, 2013 financial statements.

The summarized operating information about the duplicated three month period ended December 31, 2012 is as follows:.

Strathmore Minerals Corp
Three months ended
December 31, 2012
Selling, general and administrative	$(1,004)
Finance income (loss)	(123)
NET LOSS FOR THE PERIOD	(1,127)
Attributable to shareholders	(1,085)
Non-controlling interests	(42)

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma condensed consolidated statement of income (loss) should be read in conjunction with the above noted financial statements, including the notes thereto. Certain of Strathmore’s assets, liabilities, income and expenses have been reclassified to conform to EFI’s condensed consolidated financial statement presentation.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are set out in EFI’s audited consolidated financial statements for the year ended September 30, 2012. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken by management to identify accounting policy differences where the impact was potentially material and could be reasonably estimated, to which none were identified. Accounting differences may be identified after consummation of the proposed Acquisition.

3.	SHARE ACQUISITION OF STRATHMORE

On June 11, 2013 the Company and Strathmore entered into a definitive arrangement agreement (“Arrangement Agreement”) whereby it is proposed that EFI will acquire, by way of a plan of arrangement, all of the outstanding common shares of Strathmore. Upon closing of the Acquisition, Strathmore shareholders will receive 1.47 common shares of EFI for each whole common share of Strathmore and will own approximately 19.8% of the issued and outstanding common shares of EFI.

The obligations of the Company and Strathmore to complete the Arrangement Agreement are subject to satisfactory completion of the following conditions:

  Approval of the Acquisition by Strathmore shareholders;

  Approval of the Acquisition by EFI shareholders;

  Receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange;

  Court approval of the plan of arrangement.

The Arrangement Agreement contains customary deal protection mechanisms including a mutual break fee payable in certain events, as well as a non-solicitation provision and the right to match a superior proposal in favor of the Company.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

3.	SHARE ACQUISITION OF STRATHMORE (continued)

The Acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. This transaction is not considered a business combination under IFRS 3 due to the stage of its mineral property projects.

As at June 11, 2013, Strathmore had 124,673,285 common shares outstanding and 2,143,668 restricted share units that become fully vested and issued upon change in control. Accordingly, with the conversion ratio of 1.47 common shares of EFI for each whole common share of Strathmore the pro forma cost of the Acquisition is based on the fair value of the issuance of 186,420,921 EFI common shares at $0.165 Canadian dollars (“C$”) or US$0.162 per share.

The value of the share consideration has been based on the closing price of the Company’s shares on June 11, 2013 (the effective date of presentation of the Acquisition for purposes of the unaudited pro forma condensed consolidated statement of financial position). The Company will value the share consideration component based on the closing price of the Company’s shares on the date the Acquisition closes, which may result in an increase or decrease in the consideration for accounting purposes.

The pro forma allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value associated with the assets to be acquired and the liabilities to be acquired. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation as further analysis (including identification of intangible assets, if any, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price is likely to result in different adjustments than those in the unaudited pro forma condensed consolidated statements. EFI will complete a full and detailed valuation of the Strathmore assets. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase consideration assumed in these unaudited pro forma condensed consolidated financial statements is subject to change and is summarized as follows:

FOOTNOTE 3.
Purchase consideration
Issuance of 183,269,729 common shares for replacement of Strathmore common shares	$29,676
Issuance of 3,151,192 common shares for replacement of Strathmore restricted share units	510
Estimated EFI transaction costs	2,394
$32,580

Fair value of assets and liabilities acquired
Net working capital acquired	$5,472
Restricted cash	898
Property, plant and equipment (including $27,925 of mineral properties)	28,970
Non-controlling interests	(2,760)
$32,580

The purchase consideration was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition. A value of $27,925 was allocated to exploration and evaluation assets for the mineral interests. Any increase in the Company’s share price is expected to increase the amounts allocated to “Mineral properties” and conversely, any decrease in the share price will reduce the amount allocated to “Mineral properties.” According to the initial recognition exemption in IAS 12, Income Taxes, EFI does not recognize a deferred tax asset or liability arising from the acquired assets of Strathmore.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect the following adjustments to give effect to the acquisition as describe in Note 3:

a.

An adjustment of $31,373 to reflect the decrease in fair value of property, plant and equipment including mineral properties and an adjustment of $9,775 to reflect a decrease in the fair value of the non-controlling interest of the plant, property and equipment including mineral properties;

b.

Estimated costs and expenses of the transaction are $4,084 of which $2,370 will be settled in cash and $1,714 will be settled in EFI common shares, or 10,585,248 shares issued at C$0.165 per share or US$0.162 per share. The total estimated costs include $2,250 of expenses payable upon severance of Strathmore employees due to change in control provision under their officer and employment agreements.

EFI’s portion of transaction cost is $2,394 and is included as a component of the purchase price. Strathmore’s portion of transaction cost is $1,690 which is disclosed as a liability payable on acquisition;

c.

The issuance of 183,269,729 common shares of EFI for the common shares of Strathmore at a fair value of $29,676 and the issuance of 3,151,192 common shares of EFI for the restricted share units of Strathmore at a fair value of $510 in connection with the Acquisition before transaction costs of $2,394;

d.	The elimination of the historical equity accounts of Strathmore;

e.

On June 28, 2013 Strathmore completed the sale of the Pine Tree-Reno Creek Royalty (the “Royalty”) to privately held AUC LLC (“AUC”) for $2,882 in cash net of $118 of expenses. The $2,882 net cash proceeds received by Strathmore is being held in accordance with an escrow agreement with Energy Fuels. Proceeds from the Royalty sale have been added to Strathmore’s working capital;

f.	An adjustment to eliminate Strathmore’s impairment of available for sale assets for $100;

g.	An adjustment of $56,215 to eliminate the gain on the purchase of DMHC;

h.	An adjustment of $63,229 to eliminate DMHC’s goodwill impairment related to its transaction with EFI;

i.	An adjustment of $67,340 to eliminate DMHC’s impairment of U.S. mining assets related to its transaction with EFI;

j.	An adjustment of $243 to eliminate DMHC’s intercompany-related consulting income related to Denison’s Mongolia projects;

k.	An adjustment of $14 to eliminate DMHC’s intercompany-related interest expense;

l.	An adjustment of 1,062 to eliminate DMHC’s intercompany-related interest expense; and

m.	An adjustment to give effect to the accrued interest on the convertible debt issued by EFI on July 24, 2012 as if it occurred on October 1, 2011 for $1,376;

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

5.	PRO FORMA SHARES OUTSTANDING

The average number of shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

	Six Months Ended	Year Ended
	March 31, 2013	September 30, 2012
Weighted average shares outstanding of EFI	689,645,501	678,596,999
Shares issued to acquire Strathmore	186,420,921	186,420,921
Shares issued to settle transaction costs	10,585,248	10,585,248
Pro forma weighted average shares of EFI	886,651,670	875,603,168

6.	PRIVATE PLACEMENT

On June 13, 2013 the Company completed a brokered private placement offering (the "Private Placement") of units with a syndicate of underwriters. A total of 47,380,791 units were issued at a price of C$0.14 per unit for aggregate gross proceeds of C$6,633,310 ($6,525,187). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole Warrant entitles the holder thereof to acquire one common share of the Company at a price of C$0.19 at any time until June 15, 2015. The Private Placement is not recognized within the unaudited Condensed Consolidated Pro Forma Financial Statements because the completion of the Private Placement was not conditional on the closing of the Acquisition.

SCHEDULE E – SHARE CONSOLIDATION RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF ENERGY FUELS INC.
(the “Corporation”)

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The Corporation is hereby authorized to amend its articles of incorporation to provide that:

(a)

the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation on the basis (the “Share Consolidation Ratio”) that such number of pre-consolidation common shares as shall be determined by the Board of Directors of the Corporation shall be consolidated into one post- consolidation common share, provided that the Share Consolidation Ratio shall not exceed twenty (20) pre-consolidation common shares for one (1) post-consolidation common share;

(b)

in the event that the Share Consolidation Ratio would otherwise result in the issuance to any shareholder of a fractional post-consolidation common share, no fractional post- consolidation common shares shall be issued and the number of post-consolidation common shares issuable to such shareholder shall be rounded down to the nearest whole number; and

(c)

the effective date and time of such consolidation shall be the date and time shown in the articles of amendment and certificate of amendment issued by the Director appointed under the Business Corporations Act (Ontario) or such other date and time indicated in the articles of amendment provided that, in any event, such date shall be prior to the next annual meeting of Shareholders.

2.

Any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, including, without limitation, the determination of the effective date and time of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

3.

Notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the Shareholders of the Corporation, to revoke this special resolution at any time before a certificate of amendment is issued by the Director.

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